

Notice of 2021 Annual Meeting of Shareowners and Proxy Statement

Thursday, May 13, 2021
8:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/UPS2021



United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 29, 2021

Dear Fellow Shareowners:

It is my pleasure to invite you to join us at UPS's 2021 Annual Meeting of Shareowners. Since my appointment as UPS's first independent Board Chair in late 2020, it has been my honor to lead the Board of this 114-year-old company. UPS also celebrated, in the face of unprecedented uncertainties, a number of other momentous "firsts" last year; none more important than the appointment of Carol Tomé as our first female CEO, and as the first CEO who was not a UPS employee.

Carol's appointment came following a rigorous selection process involving both internal and external candidates. Her in-depth knowledge of UPS's business, strategy and people, as well as her tremendous personal attributes and capabilities, made her the clear choice to lead the Company at this important time in its transformation. The entire Board is extremely pleased with her strong start and particularly proud of her actions around fostering a diverse, inclusive and productive workplace.

We significantly refreshed your Board in 2020, increasing diversity and further enhancing independent oversight. The Board appointed five new independent directors, each with a varied set of experiences, skills and perspectives. These new members are helping to position UPS for future success and growth as the Company executes on its strategic initiatives. At the 2021 Annual Meeting, independent directors Rudy Markham and Sandy Randt will have reached the Board's retirement age and will not stand for reelection. We thank Rudy and Sandy for their years of service to the Board and their significant contributions to the Company.

The entire Board is very proud of the efforts of all UPSers over the past year. It's because of our people that UPS was able to successfully adapt and execute during a global pandemic, while at the same time remaining focused on the safety of our employees and customers. The Company's reputation for being a good corporate citizen and doing the right thing came shining through in 2020 as a result of these efforts.

Because of travel restrictions related to the pandemic, the Board has not been meeting in person recently. However, thanks to technology, the Board has successfully continued executing its oversight responsibilities and has been able to effectively communicate with the Company and with each other. We continue to monitor developments and are eager to resume face-to-face meetings at the right time.

Finally, I want to encourage all of my fellow shareowners to vote. This is your opportunity to share your views with the Company. We listen and take your feedback into account as we continually seek to grow our business, improve governance and increase long-term shareowner value. We are grateful to those shareowners who have previously shared their views. As we approach the Annual Meeting, I encourage you to contact us with any questions or feedback at 404-828-6059.

On behalf of the entire Board of Directors, thank you for your continued support of UPS.



Bill Johnson

William R. Johnson
UPS Board Chair

Table of Contents

Notice of Annual Meeting   5

Proxy Statement Summary   6

Corporate Governance   11
Selecting Director Nominees   11
Board Diversity   12
Board Refreshment and Succession Planning   12
Director Independence   12
Board Leadership Structure   13
Executive Sessions of Independent Directors   13
Board and Committee Evaluations   13
Majority Voting and Director Resignation Policy   14
Risk Oversight   15
Strategic Planning and Oversight   15
Management Succession Planning and Development   16
Meetings and Attendance   16
Code of Business Conduct   16
Conflicts of Interest and Related Person Transactions   17
Transactions in Company Stock   17
Shareowner Engagement   18
Communicating with our Board of Directors   18
Political Contributions and Lobbying   19
Sustainability   20
Human Capital Management   20
Corporate Governance Guidelines and Committee Charters   22

Our Board of Directors   23
Proposal 1 — Director Elections   23
Committees of the Board of Directors   31
Director Compensation   32

Executive Compensation   34
Compensation Committee Report   34
Compensation Discussion and Analysis   34
Summary Compensation Table   47
Supplemental 2020 Compensation Table   49
Grants of Plan-Based Awards   49
Outstanding Equity Awards at Fiscal Year-End   51

Option Exercises and Stock Vested   52
Pension Benefits   53
Non-Qualified Deferred Compensation   54
Potential Payments on Termination or Change in Control   56
Equity Compensation Plans   58
Median Employee to CEO Pay Ratio   59
Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation   60
Proposal 3 – Approve 2021 Omnibus Incentive Compensation Plan   61

Ownership of Our Securities   71
Securities Ownership of Certain Beneficial Owners and Management   71

Audit Committee Matters   73
Proposal 4 — Ratification of Auditors   73
Report of the Audit Committee   73
Principal Accounting Firm Fees   75

Shareowner Proposals   76
Proposal 5 — Shareowner Proposal Requesting the Board Prepare an Annual Report on Lobbying Activities   76
Proposal 6 — Shareowner Proposal to Reduce the Voting Power of Class A Stock from 10 Votes per Share to One Vote per Share   79
Proposal 7 — Shareowner Proposal Requesting that the Company Prepare a Report on How it Plans to Reduce its Total Contribution to Climate Change   81
Proposal 8 — Shareowner Proposal to Transition the Company to a Public Benefit Corporation   83
Proposal 9 — Shareowner Proposal Requesting the Board Prepare Annual Report on Diversity and Inclusion   85

Important Information About Voting at the 2021 Annual Meeting   87

Other Information for Shareowners   91
Solicitation of Proxies   91
Eliminating Duplicative Proxy Materials   91
Submission of Shareowner Proposals and Director Nominations   91
2020 Annual Report on Form 10-K   92
Other Business   92

Annex A   A-1
2021 Omnibus Incentive Compensation Plan   A-1



Notice of Annual Meeting

UNITED PARCEL SERVICE, INC.

55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

- **Date and Time:** May 13, 2021, 8:00 a.m. Eastern Time
- **Place:** The meeting will be held exclusively online via webcast at: www.virtualshareholdermeeting.com/UPS2021.
- **Record Date:** March 22, 2021
- **Distribution Date:** A Notice of Internet Availability of Proxy Materials or the proxy statement is first being sent to shareowners on or about March 29, 2021.
- **Voting:** Holders of class A common stock are entitled to 10 votes per share; holders of class B common stock are entitled to one vote per share. **Your vote is important. Please vote as soon as possible through the Internet, by telephone or by signing and returning your proxy card (if you received a paper copy of the proxy card). Your voting options are described on the Notice of Internet Availability of Proxy Materials, voting instruction form and/or proxy card.**
- **Attending the Meeting:** You or your proxyholder can participate, vote, ask questions and examine our list of shareowners at the meeting by visiting www.virtualshareholdermeeting.com/UPS2021 and using your 16-digit control number found on your proxy card, voting instruction form or Notice of Internet Availability. Shareowners who do not receive a 16-digit control number should consult their voting instruction form or Notice of Internet Availability and may need to request a legal proxy from their bank, broker or other nominee in advance of the meeting in order to participate. For more information, please see page 90. Whether or not you plan to attend the meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described on your proxy card, voting instruction form or Notice of Internet Availability.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be Held on May 13, 2021: The Proxy Statement and our 2020 Annual Report are available at www.proxyvote.com. Questions? Call 404-828-6059 (option 2).

By order of the Board of Directors

Norman M. Brothers, Jr.
Secretary
Atlanta, Georgia
March 29, 2021

Items of Business

	Voting Choices	Board Voting Recommendations	Page
Company Proposals:			
1. Elect 13 director nominees named in the Proxy Statement to serve until the 2022 Annual Meeting and until their respective successors are elected and qualified	• Vote for all nominees • Vote against all nominees • Vote for some nominees and against others • Abstain from voting on one or more nominees	FOR EACH NOMINEE	23
2. Approve on an advisory basis a resolution on executive compensation	• Vote for the resolution • Vote against the resolution • Abstain from voting on the resolution	FOR	60
3. Approve the 2021 Omnibus Incentive Compensation Plan	• Vote for the plan • Vote against the plan • Abstain from voting on the plan	FOR	61
4. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2021	• Vote for ratification • Vote against ratification • Abstain from voting on ratification	FOR	73
Shareowner Proposals:			
5. - 9. Advisory votes on 5 shareowner proposals, only if properly presented	• Vote for each proposal • Vote against each proposal • Abstain from voting on the proposals	AGAINST EACH PROPOSAL	76



Proxy Statement

UNITED PARCEL SERVICE, INC.

55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

This Proxy Statement contains important information about the 2021 Annual Meeting of Shareowners (the "Annual Meeting"). We are providing these proxy materials to you because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. The Annual Meeting will be held online only on May 13, 2021, at 8:00 a.m. Eastern Time, at www.virtualshareholdermeeting.com/ UPS2021. Shareowners can participate, ask questions, vote and examine our shareowner list during the meeting through this website.

All properly executed written proxies, and all properly completed proxies submitted through the Internet or by telephone, that are delivered pursuant to this solicitation will be voted at the Annual Meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to completion of voting at the meeting. Only owners of record of shares of the Company's common stock as of the close of business on March 22, 2021 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting (or any adjournment or postponement of the Annual Meeting). We are first mailing this Proxy Statement on or about March 29, 2021.

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement.

Corporate Governance

Following are some of our key governance policies and practices:

- We maintain an **independent Board;** all of our directors are independent, other than our Chief Executive Officer ("CEO"), Carol Tomé;

- We have an **independent Board Chair** who is highly engaged and experienced;

- Our independent directors meet in **executive sessions** without management at each board meeting;

- We hold **annual elections** for all directors; and we provide for **majority voting** in uncontested director elections;

- The board is fully engaged in the **strategic planning** process, conducting an in-depth review of strategy on an annual basis and receiving regular updates throughout the year;

- The board has a Risk Committee comprised entirely of independent board members that is responsible for assisting in **overseeing** management's identification and evaluation of **enterprise risks**, including cyber risks;

- We regularly evaluate our governance policies and practices, and make changes when appropriate; for example, we recently **separated the Chair and CEO roles**, voluntarily provided our shareowners with an **annual say on pay** vote, and **adopted proxy access**;

- We regularly **engage with shareowners**; through our most recent shareowner engagement efforts, management contacted holders of over 46% of our class B common stock during this proxy season to discuss environmental, social and governance ("ESG") matters, including our sustainability initiatives, our commitments to social justice and executive compensation matters;

- We maintain robust **stock ownership guidelines**, including a target ownership of **eight times annual salary** for the CEO, **five times annual salary** for other executive officers and five times the annual retainer for directors; and

- We prohibit our executive officers and directors from **hedging** their ownership in UPS stock and entering into **pledges** of UPS stock.

Leadership Transition

On June 1, 2020, Carol Tomé assumed the role of Chief Executive Officer following David Abney's retirement. In connection with the CEO transition, the board appointed William R. Johnson as independent Board Chair. Bill had been our independent Lead Director since 2016.

Our Board

The Board of Directors is elected annually by the shareowners and is responsible for the strategic oversight of UPS. Having a significant majority of non-management independent directors encourages **robust debate and challenged opinions** in the boardroom, while **diversity** - with respect to gender, age, ethnicity, skills, experience and other factors - contributes to consideration of a wide range of perspectives. Members of our board bring a broad range of **professional skills and experiences**. A **mix of newer directors**, who bring fresh viewpoints, and **longer-tenured directors**, who have contributed to developing our strategy over time and have acquired an in-depth understanding of our global organization, provides appropriate balance. For more information, see page 23.

Rudy Markham and Sandy Randt will not stand for reelection at the 2021 Annual Meeting because they have each reached the board's retirement age. We thank Rudy and Sandy for their board service and for their significant contributions to UPS. The following summary information about our board includes information only relating to the director nominees.

Our directors bring a broad range of professional skills and experiences to the boardroom



Chief Executive Officer	5
Chief Financial Officer	2
Consumer / Retail	6
Digital Technology	5
Global / International	6
Geopolitical Risk	2
Healthcare	3
Human Capital Management	3
Operations	8
Risk / Compliance	4
Sales / Marketing	6
Small and Medium Sized Businesses	3
Supply Chain Management	6
Technology	5

The Nominating and Corporate Governance Committee regularly assesses the skills and experience necessary for our board to function effectively, and considers where additional expertise may be needed.

We believe that as a group, our 13 director nominees bring the requisite skills, experience and diversity to ensure the overall effectiveness of our board.

Diversity in our boardroom supports UPS's continued success



Gender

46% Female

Male
Female

Ethnicity

31% Ethnically Diverse

White
Non-white

Age

59.5 years average age

40s   60s
50s   70s

Our CEO provides strong leadership and is supported – and constructively challenged – by an independent board, including our independent Board Chair



92% Independent

Independent
Not Independent

Board oversight is provided by an independent board, led by an engaged independent Board Chair. Our CEO is the only director who is not independent.

Our board has been meaningfully refreshed; we added five new directors in 2020



7.3 years average tenure

Newer directors (< 3 years)
Medium-tenured directors (3-10 years)
Longer-tenured directors (> 10 years)

The Nominating and Corporate Governance Committee regularly considers the long-term make-up of our Board of Directors and how board composition changes over time. They also consider the skills needed on our board as our business evolves.

The board consists of a combination of individuals with deep experience and knowledge of UPS, complemented by newer directors with fresh perspectives. Together, our directors work effectively as a team and are highly focused on UPS's success.

The average tenure of the director nominees reflects an appropriate balance between different perspectives brought by long-serving directors and new directors.

Election of Directors

As a group, our 13 director nominees are appropriately skilled and experienced to effectively oversee and constructively challenge the performance of management in the execution of our strategy.

The board recommends you vote **FOR** each director nominee listed below. For more information, see page 23.

Name	Age	Director Since	Occupation	Committee(s)[2]	Other Public Company Boards
Independent Directors					
Rodney C. Adkins	62	2013	Former Senior Vice President, International Business Machines Corporation	– Risk (Chair) – Compensation	3
Eva C. Boratto	54	2020	Executive Vice President and Chief Financial Officer, CVS Health Corporation	– Audit	0
Michael J. Burns	69	2005	Former Chairman, President and Chief Executive Officer, Dana Incorporated	– Audit	0
Wayne M. Hewett	56	2020	Senior Advisor to Permira, and Chairman of DiversiTech Corporation and Cambrex Corporation	– Audit	2
Angela Hwang	55	2020	Group President, Pfizer Biopharmaceuticals Group, Pfizer, Inc.	– Audit	0
Kate E. Johnson	53	2020	Corporate Vice President and President, Microsoft U.S., Microsoft Corporation	– Nominating and Corporate Governance – Risk	0
William R. Johnson[1]	72	2009	Former Chairman, President and Chief Executive Officer, H.J. Heinz Company	– Nominating and Corporate Governance (Chair) – Executive	0
Ann M. Livermore	62	1997	Former Executive Vice President, HP Inc.	– Compensation (Chair) – Risk – Executive	2
Franck J. Moison	67	2017	Former Vice Chairman, Colgate-Palmolive Company	– Nominating and Corporate Governance – Risk	1
Christiana Smith Shi	61	2018	Former President, Direct-to-Consumer, Nike, Inc.	– Compensation – Risk	1
Russell Stokes	49	2020	Senior Vice President, President and Chief Executive Officer, GE Aviation Services, and President and CEO, GE Power Portfolio, General Electric Corporation	– Compensation – Nominating and Corporate Governance	0
Kevin Warsh	50	2012	Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University	– Compensation – Nominating and Corporate Governance	1
Non-Independent Director					
Carol B. Tomé	64	2003	Chief Executive Officer	– Executive (Chair)	0

(1) Independent Board Chair.

(2) Current Audit Committee Chair, Rudy Markham, is not standing for reelection at the Annual Meeting. The board will appoint a new Audit Committee Chair following the Annual Meeting.

Executive Compensation

Compensation Practices

A significant portion of executive compensation is at-risk and tied to Company performance. This aligns executive decision-making with the long-term interests of our shareowners. We also have a longstanding owner-manager culture. Our compensation practices that support these principles include:

- Payments with a **balanced** mix of **cash and equity**, providing a degree of financial certainty and appropriate incentives to retain and motivate executives;

- Annual and long-term performance incentive awards in the form of equity grants containing vesting requirements beyond the performance period, furthering both **retention** and **incentive** goals;

- Annual and long-term performance incentive award payouts that are dependent upon the achievement of **multiple distinct goals**, avoiding overemphasis on any one metric and mitigating excessive risk-taking;

- Long-term performance incentive awards with a **three-year performance period**;

- Stock option awards that **vest** over a **five-year period** and only provide value if our stock price increases;

- Incentive compensation plans that include **clawback provisions** that permit recovery of awards granted to executive officers;

- Incentive compensation plan awards require a "**double trigger**" — both a change in control and a termination of employment — to accelerate vesting; and

- **No tax gross-ups** on equity awards or golden parachute excise taxes.

For more information, see page 34.

Key 2020 Compensation Actions

Key 2020 compensation decisions affecting our executive officers included:

- Most total direct compensation was performance-based and considered "at risk" (90% for the current CEO and 84% for all other currently employed named executive officers ("NEOs") as a group). See page 35;

- Approval of retention agreements for certain key executives to support the CEO leadership transition. See page 44;

- Approval of a compensation package for our new Chief Executive Officer. See page 46;

- Base salary increases for the other NEOs as a result of the annual salary review process. See page 37;

- Bifurcating the performance period for the annual incentive awards to account for the uncertainty caused by the COVID-19 pandemic. See page 38;

- Annual incentive awards for all NEOs were earned above target. See page 40;

- Previously granted 2018 Long-Term Incentive Performance ("LTIP") awards, which had three-year performance goals ending in 2020, were earned above target. See page 43; and

- The three-year performance period for the 2020 LTIP award was bifurcated into two tranches because of the uncertainty caused by the COVID-19 pandemic; the first tranche was based on 2020 performance and had a 20% weighting; the second tranche is based on 2021 and 2022 performance and has an 80% weighting. See page 42.

Annual Say on Pay Vote

We maintain executive compensation programs that support the long-term interests of our shareowners. Beginning in 2020, we determined it was appropriate to provide shareowners the opportunity to vote annually, on an advisory basis, on the compensation of our NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this proxy statement. For more information, see page 60.

The board recommends you vote **FOR** the advisory vote on executive compensation.

2021 Omnibus Incentive Compensation Plan

Annual and long-term incentive compensation and equity compensation awards play an important part in our pay-for-performance philosophy. The ability to grant equity compensation awards also helps us remain competitive in retaining and attracting highly qualified employees upon whom the future growth and success of UPS depend.

The 2021 Omnibus Incentive Compensation Plan (the "2021 Plan") is intended to provide UPS flexibility to motivate, attract, and retain the services of employees and directors who are expected to make contributions to our success, and to allow our employees and directors to share in our success.

Approving the 2021 Plan would further these objectives by allowing us to continue to grant annual and long-term equity incentive compensation for approximately three years based on our historic grant rates and approximate current share price. If the 2021 Plan is not approved, we do not expect to have sufficient share authorization to meet our anticipated long-term equity compensation needs after 2021 under our existing equity compensation plan. If the 2021 Plan is not approved, we may be compelled to increase significantly the cash component of our employee and director compensation, which may not necessarily align employee and director compensation interests with the investment interests of our shareowners. Replacing equity awards with cash also would increase cash compensation expense and use cash that might be better utilized otherwise. For more information, see page 61.

The board recommends you vote **FOR** the 2021 Omnibus Incentive Compensation Plan.

Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Board of Directors has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2021. The board recommends you vote **FOR** the ratification of the appointment of Deloitte & Touche LLP. For more information, see page 73.

Shareowner Proposals

The board recommends you vote **AGAINST** the shareowner proposals requesting the Company: prepare an annual report on lobbying activities; reduce the voting power of our class A stock from 10 votes per share to one vote per share; prepare a report on reducing our total contribution to climate change; transition to a public benefit corporation; and prepare an annual report assessing our diversity and inclusion efforts. More information about these proposals starts on page 76.

Corporate Governance

We are committed to maintaining robust governance practices that benefit the long-term interests of all stakeholders. We regularly review and update our corporate governance practices in response to the evolving needs of our business, shareowner and other stakeholder feedback, regulatory changes, and other corporate developments. Following is an overview of our corporate governance structure and processes, including key aspects of our board operations.

Selecting Director Nominees

Maintaining a board of individuals independent of management, and of the highest personal character, integrity and ethical standards, is critical to the proper functioning of the board. The Nominating and Corporate Governance Committee also seeks to promote **diversity** in the boardroom with respect to **gender, age,** **ethnicity, skills, experience and other factors**. Our directors' biographies highlight the skills, experiences and backgrounds that the board considered when nominating these individuals to serve as directors.

Director Nomination Process

1 **Review of Board Composition**

The board's annual self-evaluation helps the Nominating and Corporate Governance Committee identify current and expected future board needs by **assessing areas where additional expertise, skills or experience may be desired**. The Nominating and Corporate Governance Committee also conducts regular in-depth board composition reviews.

2 **Identification of Candidates**

The Nominating and Corporate Governance Committee uses a variety of sources to identify a diverse pool of potential candidates. Sources include board members, members of management, independent consultants and shareowner recommendations. Prospective candidates are evaluated based on feedback from independent consultants, reviews of candidate backgrounds and qualifications, interviews with board members, and open discussions between the Nominating and Corporate Governance Committee and the full board. An independent consultant screens director candidates in consultation with the Nominating and Corporate Governance Committee. This process allows for **active and ongoing consideration** of potential directors with a **focus on long-term** Company strategy.

3 **Shortlisted Candidates**

The Nominating and Corporate Governance Committee maintains a list of potential director candidates according to desired skills, experiences and backgrounds. The list is reviewed at each Nominating and Corporate Governance Committee meeting and updated as appropriate. Each director candidate is carefully evaluated to ensure that existing and planned future commitments would not materially interfere with board responsibilities.

4 **Recommendation, Nomination and Annual Election**

Candidates recommended by the Nominating and Corporate Governance Committee and approved by the board are nominated for election. **All directors are elected annually** at the Annual Meeting.

Result: 5 new independent directors added in 2020

Shareowner Recommendations, Nominations and Proxy Access

Shareowner recommended director candidates are considered on the same basis as recommendations from other sources. Shareowners can recommend a candidate by writing to the following address: UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Submissions must contain the prospective candidate's name and a detailed description of the experience, qualifications, attributes and skills that make the individual a suitable director candidate.

As part of our ongoing commitment to strong corporate governance practices, we adopted a proxy access bylaw for shareowners. A single shareowner, or group of up to 20 shareowners, that has owned at least 3 percent of UPS's outstanding stock continuously for at least three years, may include up to 20 percent of the board seats or two directors (whichever is greater), as director nominees in UPS's proxy materials for an annual meeting of shareowners. Our Bylaws set forth the requirements for the formal shareowner nomination process for director candidates. These requirements are described under "Other Information for Shareowners" on page 91.

Board Diversity

A wide range of perspectives is critical to effective board deliberations, corporate governance and oversight. Diversity with respect to gender, age, ethnicity, skills, experience and other factors is a key consideration when identifying and recommending director nominees. The Nominating and Corporate Governance Committee assesses its diversity efforts through periodic evaluations of the board's composition. While the Company does not have a formal policy on board diversity, our Corporate Governance Guidelines emphasize diversity and the Nominating and Corporate Governance Committee actively considers diversity in recruitment and nominations of directors and also in its assessment of the board's composition and effectiveness.


Gender
46% Female
Male
Female
Ethnicity
31% Ethnically Diverse
White
Non-white
Age
59.5 years average age
40s
50s
60s
70s

Board Refreshment and Succession Planning


7.3 years average tenure
Newer directors (< 3 years)
Medium-tenured directors (3-10 years)
Longer-tenured directors (> 10 years)

The Nominating and Corporate Governance Committee regularly considers the long-term makeup of our Board of Directors and how board composition changes over time. They also consider the skills needed on our board as our business evolves. The board seeks to balance the knowledge and experience that comes from longer-term board service with new ideas and energy that can come from new directors. We added 5 new independent directors to the board in 2020. The average tenure of the director nominees of 7.3 years reflects an appropriate balance between different perspectives brought by long-serving directors and new directors.

Director Independence


92% Independent
Independent
Not Independent

Our Corporate Governance Guidelines include director independence standards consistent with the New York Stock Exchange ("NYSE") listing standards, which require a majority of the directors to be independent. Our Corporate Governance Guidelines are available on the governance section of our investor relations website at www.investors.ups.com.

The board has evaluated each director's independence and considered whether there were any relevant relationships between UPS and each director, or any member of his or her immediate family. The board also examined whether there were any relationships between UPS and organizations where a director is or was a partner, principal shareowner or executive officer. Specifically, the board evaluated certain ordinary course business transactions and relationships between UPS and the organizations that currently or in the prior year employed Eva Boratto, Mike Burns, Wayne Hewett, Angela Hwang, Kate Johnson, Russell Stokes, and John Stankey, or their immediate family members, as an executive officer. The board also evaluated the ordinary course business transactions and relationships between UPS and any organizations where Rod Adkins, Wayne Hewett, Christiana Smith Shi, Sandy Randt, and Kevin Warsh, or their immediate family members, were a partner or principal shareowner. In each

case, no such transactions exceeded the thresholds in UPS's Corporate Governance Guidelines. The board determined that none of these transactions or relationships were material to the Company, the individuals or the organizations with which they were associated.

The board has determined that each of the director nominees (other than our current Chief Executive Officer, Carol Tomé), is independent. The board also determined that Rudy Markham and Sandy Randt, who served as directors since 2020 but will not stand for reelection, are each independent. With respect to former directors that served since 2020, the board has determined that each such director who served (other than our retired Chief Executive Officer, David Abney), including John Stankey, was independent. All members of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee are independent.

Board Leadership Structure

Based on the periodic evaluation and recommendation of the Nominating and Corporate Governance Committee, the board determines the most appropriate board leadership structure, including who should serve as Board Chair, and whether the roles of Board Chair and Chief Executive Officer should be separated or combined.

In connection with the election of Carol Tomé as our Chief Executive Officer, the board determined that it was in the best interests of the Company to enable Carol to focus on leading the Company, and separated the roles of Chair and Chief Executive Officer. Effective October 1, 2020, Bill Johnson, who had been serving as our independent Lead Director, was appointed Board Chair.

Bill has served on our board since 2009 and had served as independent Lead Director since 2016. He has deep institutional knowledge of the Company and provides strong continuity of leadership. He devotes significant time to understanding our business and communicating with the Chief Executive Officer, and other directors, between meetings. He draws on his

extensive knowledge of our business, industry, strategic priorities and competitive developments to set the board's agendas in collaboration with the Chief Executive Officer, and he seeks to ensure that board meetings are productive and interactions with the directors facilitate a useful exchange of viewpoints. Carol is available to all directors between meetings and meets regularly with the Board Chair, and with the directors as a group, to receive feedback from the board. Bill's collaboration with Carol allows the board to focus attention on the issues of greatest importance to the Company and its shareowners and our CEO to focus primarily on leading the Company.

Furthermore, all of the members of each of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk Committee are independent. Each committee is led by a chairperson who sets the meeting agendas and reports to the full board on the committee's work. Additionally, the independent directors meet in executive session without management present at each board meeting, as described below.

Executive Sessions of Independent Directors

Directors hold executive sessions without management present at each regular board meeting. The Board Chair determines the agenda and presides at each session. The Board Chair generally

invites the Chief Executive Officer to join a portion of the executive session to receive feedback from the board and when deemed appropriate otherwise.

Board and Committee Evaluations

The board employs both an ongoing informal and a formal annual process to evaluate its performance and the contributions of individual directors to the successful execution of the board's obligations. The Board Chair frequently considers the

performance of the board and the board's committees, and has informal discussions about individual director contributions to the board. The Board Chair shares feedback from these discussions with the full board and with individual board members.

Formal Evaluation Process

1   **Detailed Formal Annual Evaluation Process**

The charters of each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee require an annual performance evaluation. The Nominating and Corporate Governance Committee oversees the annual board assessment process and the implementation of the annual committee self-assessments.

2   **Questionnaires**

All board and committee members complete a detailed confidential questionnaire each year. The questionnaire provides for quantitative ratings in key areas, including overall board effectiveness, meeting effectiveness, access to information, information format, board committee structure, access to management, succession planning, meeting dialogue, communication with the Chief Executive Officer, operational reporting, financial oversight, capital structure and financing, capital spending, long-term strategic planning, risk oversight, crisis management and time management. The questionnaire also allows directors to provide written feedback and make detailed anonymous comments.

3   **Review**

The Chair of the Nominating and Corporate Governance Committee reviews the responses with the chairs of the other board committees. The Chair of the Nominating and Corporate Governance Committee also discusses the board evaluation results with the full board.

4   **Follow-up**

Matters requiring follow-up are addressed by the Chair of the Nominating and Corporate Governance Committee or the chairs of the other committees as appropriate.

Result   Feedback from the evaluations has driven several improvements in board operations over the last few years, including the format and delivery of board meeting materials, board meeting agendas and recurring topics, strategic planning and oversight, director recruitment practices and orientation, and succession planning.

Majority Voting and Director Resignation Policy

Our Bylaws provide for majority voting in uncontested director elections. The number of votes cast for a nominee must exceed the number of votes cast against that person. Any incumbent director who does not receive a majority of the votes cast must offer to resign from the board.

In such an event, the Nominating and Corporate Governance Committee will recommend to the board whether to accept or reject the director's offer to resign after considering all relevant factors. The board will act on the recommendation within 90 days following certification of the election results. The board will take into account the factors considered by the Nominating and Corporate Governance Committee and any additional relevant information.

Any director who offers to resign must recuse himself or herself from the board vote, unless the number of independent directors who were successful incumbents is fewer than three. The board will promptly disclose its decision regarding any director's offer to resign, including its reasoning. If the board determines to accept a director's offer to resign, the Nominating and Corporate Governance Committee will recommend whether and when to fill such vacancy or whether to reduce the size of the board.

Risk Oversight

Board Oversight of Risk

Board of Directors

Effective risk management is an important component of the board's oversight obligation. The board regularly engages in discussions of our most significant risks and how these risks are being managed. The board reviews periodic assessments from the Company's enterprise risk management process that are designed to identify potential events that may affect the achievement of the Company's objectives or have a material adverse effect on the Company. The board also participates in the Company's annual risk survey. As a component of exercising its risk management oversight responsibilities, the board has delegated to its standing committees responsibilities as set out below. The board receives reports on appropriate areas of risk management from the committees regularly.

Risk Committee	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Oversees management's identification and evaluation of strategic enterprise risks, including risks associated with intellectual property, operations, privacy, technology, information security, cybersecurity and cyber incident response, and business continuity.	Oversees policies with respect to financial risk assessment, including guidelines to govern the process by which major financial and accounting risk assessment and management is undertaken.	Considers risks associated with compensation policies and practices, with respect to both executive compensation and compensation generally.	Considers risks related to governance matters, including succession planning for the Chief Executive Officer and other senior officers.

The Company's Chief Legal and Compliance Officer, Chief Information Officer, and the Vice President of Compliance and Internal Audit have regularly scheduled individual private meetings with the Risk Committee.

The Risk Committee also provides an annual update to the full board on the Company's enterprise risk management survey and risk assessment results. The update enables the board to provide feedback to the Company about significant enterprise risks, and to assess the Company's identification of its most significant risk areas. The Risk Committee also coordinates with the Audit Committee to enable the Audit Committee to perform its risk related responsibilities.

The Audit Committee has certain statutory, regulatory and other responsibilities with respect to oversight of risk assessment and risk management. Specifically, the Audit Committee is responsible for overseeing policies with respect to financial risk assessment. The Chief Legal and Compliance Officer, Chief Financial Officer and Vice President of Compliance and Internal Audit each have regularly scheduled private sessions with the Audit Committee.

In addition, the Company's Chief Legal and Compliance Officer reports directly to our CEO, providing visibility into the Company's risk profile. The board believes that the work undertaken by its committees, together with the work of the full board and the Company's senior management, enables effective oversight of the Company's management of risk. For more information about the board's committees and their responsibilities, see page 31.

Strategic Planning and Oversight

Setting the strategic course of the Company involves a high level of constructive engagement between management and the board. Acting directly and through each board committee, the board is fully engaged in the Company's strategic planning process. Management develops and prioritizes strategic plans on an annual basis. Management then reviews these plans with the board, along with the Company's challenges, opportunities, industry dynamics, and legal, regulatory and governance developments, among other factors, during an annual board strategy meeting.

Management provides the board with comprehensive updates throughout the year regarding the implementation and results of the Company's strategic plans, as well as monthly updates regarding the Company's financial performance. In addition, the CEO communicates regularly with the board on important business opportunities, financial and operational performance, risks and other Company developments such as labor relations, customer interactions and media coverage, both during and outside the regular board meeting cycle.

This process allows the board to leverage its substantial experience and expertise in strategy development to execute effectively on its oversight responsibility of our corporate strategy and long-range operating plans.

Management Succession Planning and Development

Succession planning and talent development are important at all levels within our organization. The board oversees management's emergency and long-term succession plans at the executive officer level, most importantly the CEO position. The board annually reviews succession plans for senior management including the CEO, all in the context of the Company's overall business strategy and with a focus on risk management. More broadly, the board is regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

The board's succession planning activities are ongoing and strategic, and are supported by board committees and independent third-party consultants as needed. In addition, the CEO annually provides an assessment to the board of senior leaders and their potential to succeed at key senior management positions. As a part of this process, potential leaders interact with board members through formal presentations and during informal events.

We have also instituted a formal director engagement program in which directors meet with individual Executive Leadership Team members, visit Company operations, participate in employee events and receive in-depth subject matter updates outside of the regular board meeting process. These additional engagements encourage the ongoing exchange of ideas and information between directors and management, facilitate the board's oversight responsibilities, and support succession planning efforts.

Meetings and Attendance

The board held seven meetings during 2020. Also during 2020, the Audit Committee met eleven times, the Compensation Committee met seven times, the Nominating and Corporate Governance Committee met five times and the Risk Committee met three times. The Executive Committee did not meet in 2020. Prior to board meetings, the Board Chair and the board's committee chairs work with management to determine and prepare agendas for the meetings. Board meetings generally occur over two days. Board committees generally meet on the first day of the board meeting, followed by the board meeting. The second day typically consists of reports from each committee chair to the full board, additional presentations by internal business leaders or others with expertise in various subject matters, and an executive session consisting of only independent board members. The executive sessions are chaired by our Board Chair.

All of our independent directors attended greater than 90% of the total number of board and any committee meetings of which he or she was a member in 2020. Our directors are expected to attend each annual meeting, and all directors who were then members of the board attended the 2020 Annual Meeting. The independent directors met in executive session at all of the board meetings held in 2020.

Code of Business Conduct

We are committed to conducting our business in accordance with the highest ethical principles. Our Code of Business Conduct is applicable to anyone who represents UPS, including our directors, executive officers and all other employees and agents of UPS. A copy of our Code of Business Conduct is available on our investor relations website at www.investors.ups.com.

Conflicts of Interest and Related Person Transactions

Our Audit Committee is responsible for overseeing our Code of Business Conduct, which includes policies regarding conflicts of interest. The Code requires employees and directors to avoid conflicts of interest, defined as situations where the person's private interests conflict, or may appear to conflict, with the interests of UPS.

The board has adopted a related person transactions policy that applies to any transaction or series of transactions in which: (1) the Company or any of its subsidiaries is a participant; (2) any "related person" (executive officer, director, greater than 5% beneficial owner of the Company's common stock, or an immediate family member of any of the foregoing) has or will have a material direct or indirect interest; and (3) the aggregate amount involved since the beginning of the Company's last completed fiscal year will exceed or may reasonably be expected to exceed $100,000.

The policy provides that related person transactions that may arise during the year are subject to the Audit Committee's approval or ratification. In determining whether to approve or ratify a transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstance, the extent of the related person's interest in the transaction, whether the transaction would impair independence of a non-employee director and whether there is a business reason for UPS to enter into the transaction. A copy of the policy is available on our investor relations website at www.investors.ups.com. The Company did not engage in any related person transactions since January 1, 2020 that required disclosure in this Proxy Statement or under the Company's policy.

At least annually, each director and executive officer completes a detailed questionnaire regarding any business relationships that may give rise to a conflict of interest, including transactions where UPS is involved and where an executive officer, a director or a related person has a direct or indirect material interest. We also review the Company's financial systems and related person transactions to identify potential conflicts of interest. The Nominating and Corporate Governance Committee reviews the information from the questionnaires and our financial systems and makes recommendations to the Board of Directors regarding the independence of each board member. We have immaterial normal course of business transactions and relationships with companies with which our directors are associated. The Nominating and Corporate Governance Committee reviewed the transactions and relationships that occurred since January 1, 2020 and believes they were entered into on terms that are both reasonable and competitive and did not affect director independence. Additional transactions and relationships of this nature may be expected to take place in the ordinary course of business in the future.

Transactions in Company Stock

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. We also prohibit our executive officers and directors from entering into pledges of UPS stock. Furthermore, our employees, officers, and directors are prohibited from engaging in short sales of UPS stock.

Shareowner Engagement

Responsiveness to Shareowners

Shareowner engagement is an essential aspect of corporate governance. Our management team participates in numerous investor meetings throughout the year to discuss our business, our strategy and our financial results. These meetings include in-person, telephone and webcast conferences, as well as key site visits. Our Investor Relations team reports to the board periodically on these interactions as well as on investor sentiment.

During this proxy season, our management team contacted holders of over 46% of our class B common stock to discuss Environmental Social and Governance ("ESG") matters,

including our corporate governance policies and practices, our sustainability efforts, our commitments to social justice and executive compensation matters. We also proactively correspond with key investors throughout the year. We inform the board about our conversations with investors through reporting to the Compensation Committee and the Nominating and Corporate Governance Committee. The Compensation Committee also annually engages an independent compensation consultant to review executive compensation trends that may be important to our investors.



We consider the views of our shareowners when evaluating our ESG policies and practices; for example, we recently:



The Compensation Committee considers shareowner feedback, along with the market information and analysis provided by its independent compensation consultant, when making decisions about our executive compensation programs. We have:

- Separated the Board Chair and CEO roles;
- Appointed an independent Board Chair;
- Adopted policies providing for an annual say on pay vote;
- Adopted proxy access;
- Prohibited hedging and pledging of Company stock by executive officers and directors;
- Expanded disclosure about the board's role in strategic planning;
- Enhanced disclosure and governance regarding political contributions;
- Expanded our sustainability disclosure, including publishing our first ever SASB report;
- Enhanced disclosure about board refreshment and succession planning, as well as our board self-evaluation process;
- Enhanced disclosure about diversity and inclusion;
- Expanded the Audit Committee's report in the Proxy Statement; and
- Updated our Proxy Statement to enhance readability.

- Increased the performance-based equity component in our compensation programs;
- Eliminated single-trigger equity vesting following a change in control;
- Added relative total shareowner return as a component of our Long-Term Incentive Plan awards;
- Adopted new performance metrics under incentive compensation plans better designed to tie payouts to increases in shareholder value;
- Provided additional detail around the performance measures used for our annual and long-term incentive plans;
- Eliminated tax gross-ups;
- Entered into protective covenant agreements in favor of UPS with executive officers;
- Added an individual payout cap to our annual incentive plan; and
- Enhanced executive compensation disclosure, including how the metrics in our Long-Term Incentive Plan align with long-term value creation for our shareowners.

Communicating with our Board of Directors

Shareowners or other interested parties who wish to communicate directly with our board, with our non-management directors as a group or any specific director, may do so by writing to the UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Please specify to whom your letter should be directed. After review by the Corporate Secretary,

appropriate communications will be promptly forwarded to the addressee. Advertisements, solicitations for business, requests for employment, requests for contributions, matters that may be better addressed by management or other inappropriate materials will not be forwarded.

Political Contributions and Lobbying

Overview

Our responsible participation in the U.S. political process is important to our success and the protection of shareowner value. We participate in this process in accordance with good corporate governance practices. Our Political Contributions and Lobbying Policy ("policy") is available at www.investors.ups.com. The following discussion highlights our practices and procedures regarding political contributions and lobbying:

- Our policy is overseen by the Nominating and Corporate Governance Committee;

- Our policy restricts corporate political contributions;

- Any deviations from this restriction must be approved by the Nominating and Corporate Governance Committee and reported in UPS's semi-annual political contribution report; and

- We offer certain eligible employees the opportunity to make political contributions through a Company-sponsored political action committee, called the UPS Political Action Committee, or UPSPAC. UPSPAC is organized and operated on a strictly voluntary, nonpartisan basis and is registered with the Federal Election Commission.

Oversight and Processes

Political contributions are made in a legal, ethical and transparent manner that we believe best represents the interests of our shareowners. All political and lobbying activities are conducted only with the prior approval of our Public Affairs department and in accordance with the terms of our policy. Senior management works with Public Affairs to focus our involvement at all levels of government on furthering our business objectives and our goals of protecting and enhancing shareowner value. The president of our Public Affairs department reviews all political and lobbying activities and regularly reports to the board and to the Nominating and Corporate Governance Committee.

Lobbying and Trade Associations

Our Public Affairs department is responsible for coordinating our lobbying activities, including engagements with federal, state, and local governments. UPS is a member of a variety of trade associations and other tax exempt organizations that engage in lobbying.

- Lobbying activities are conducted only with the prior approval of our Public Affairs department, which works with senior management to focus on furthering our business objectives and our goal of protecting and enhancing shareowner value.

- The Nominating and Corporate Governance Committee regularly reviews UPS's participation in trade associations and other tax exempt organizations that engage in lobbying to determine if our involvement is consistent with specific UPS business objectives.

We have comprehensive policies, practices and tracking mechanisms to support and govern our lobbying activities. These mechanisms cover compliance with laws and regulations regarding the lobbying of government officials, the duty to track and report lobbying activities, and the obligation to treat lobbying costs and expenses as nondeductible for tax purposes.

Political Activity Transparency

We provide meaningful transparency with respect to our political activities. We publish a semi-annual report, which is reviewed and approved by the Company's Nominating and Corporate Governance Committee disclosing the following information, which is available on our investor relations website at www. investors.ups.com:

- Amounts and recipients of any federal and state political contributions made by us in the United States (if any such expenditures are made); and

- Payments to trade associations that receive $50,000 or more from us and that use a portion of the payment for political contributions, as reported by the trade association to us.

We also file a publicly available federal Lobbying Disclosure Act Report each quarter, providing information on activities associated with influencing legislation through communications with any member or employee of a legislative body or with any covered executive branch official. The report also provides disclosure on expenditures for the quarter, describes the specific pieces of legislation that were the topic of communications, and identifies the individuals who lobbied on behalf of UPS. UPS files similar periodic reports with state agencies reflecting state lobbying activities which are also publicly available.

Sustainability

We are the world's largest package delivery company, a leader in the U.S. less-than-truckload industry and a premier provider of global supply chain management solutions. We operate one of the largest airlines in the world, as well as the world's largest private fleet of alternative-powered vehicles. We are a global leader in logistics, serving approximately 1.7 million shipping customers and 11.8 million delivery customers each business day in over 220 countries and territories. Our success depends on economic stability, global trade and a society that welcomes opportunity. We understand the importance of acting responsibly as a business, an employer and a corporate citizen.

Economic, environmental and social sustainability risks and opportunities are considered as part of our comprehensive enterprise risk management program. The board regularly reviews the effectiveness of our risk management and due diligence processes related to material sustainability topics. In addition, the board actively considers these factors in connection with the board's involvement in UPS's strategic planning process. The board delegates authority for day-to-day management of sustainability topics to management. Our chief sustainability officer reports directly to the Company's Chief Executive Officer and regularly reports to the board regarding sustainability strategies, priorities, goals and performance. In addition, the board is regularly briefed on issues of concern for customers, unions, employees, retirees and investors. Furthermore, the board oversees efforts of management to develop our values, strategies and policies related to economic, environmental and social impacts.

Each year we publish a corporate sustainability report showcasing the aspirations, achievements and challenges of our commitment to balancing the social, economic and environmental aspects of our business. The report is reviewed by the board prior to publication. Below is a list of key goals outlined in our most recent report:

- reduce by 12% absolute greenhouse gas ("GHG") emissions across our global ground operations by 2025;

- source 25% of total electricity needs from renewable sources by 2025;

- source 40% of ground fuel from low carbon or alternative fuels by 2025;

- 25% of annual vehicle purchases by 2020 will be alternative fuel and advanced technology vehicles (*achieved on schedule*);

- improve our lost time injury frequency 1 percent by 2020 (*not achieved on schedule*);

- reduce the number of vehicle accidents 3 percent by 2020 (*achieved one year ahead of schedule*);

- increase total annual charitable contributions to $117 million by 2020 (*achieved one year ahead of schedule*);

- complete 20 million hours of global volunteerism and community service by the end of 2020 (*achieved one year ahead of schedule*); and

- plant 15 million trees by 2020 (*achieved one year ahead of schedule*).

For more information, please visit www.sustainability.ups.com.

Human Capital Management

Our success is also dependent upon our people, working together with a common purpose. We have approximately 543,000 employees (excluding temporary seasonal employees), of which 458,000 are in the U.S. and 85,000 are located internationally. Our global workforce includes approximately 93,000 management employees (43% of whom are part-time) and 450,000 hourly employees (51% of whom are part-time).

We believe that UPS employees are among the most motivated, highest-performing people in the industry and they provide a meaningful competitive advantage for us. We offer competitive benefits and pay, a range of continuous training, talent development and promotional opportunities.

Oversight and management

We believe in creating an inclusive and equitable environment that represents a broad spectrum of backgrounds, cultures and stakeholders. By leveraging diverse perspectives and creating inclusive environments, we can improve organizational effectiveness, cultivate innovation, and drive growth.

Our Board of Directors and Board committees provide oversight on human capital matters through a variety of methods and processes. These include regular updates and discussion around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

In addition, in 2020, we created the role of Chief Diversity, Equity and Inclusion Officer, a new position on the Company's Executive Leadership Team, reporting directly to our CEO. The creation of this role is a significant step forward for UPS to build a more inclusive and equitable environment.

Total rewards

We offer competitive compensation and benefits. In addition, our long history of employee stock ownership aligns the interests of our management team with shareholders. In the U.S., benefits provided to our non-union employees typically include:

- comprehensive health insurance coverage;
- life insurance;
- short- and long-term disability coverage;
- child/elder care spending accounts;
- work-life balance programs;
- an employee assistance program; and
- a discounted employee stock purchase plan.

We invest in our people by offering a range of other benefits, such as paid time off, retirement plans, and education assistance. In the U.S., these other benefits are generally provided to non-union employees without regard to full-time or part-time status.

Transformation and human capital

As we expand and enter new markets, and seek to capture new opportunities and pursue growth, we need employees to grow and innovate along with us. We believe that transforming the UPS employee experience is foundational to our success. This requires a thoughtful balance between the culture we have cultivated over the years and the new perspectives we need to take the business into the future.

We are investing in capabilities that will transform our business, including investments in employee opportunities to support growth. Additionally, we are investing in training for 40,000 management employees on professionalism and performance as well as unconscious bias, diversity and inclusion to ensure our actions match our values.

Employee health and safety

We are committed to industry-leading employee health, safety, and wellness programs across our growing workforce. We develop a culture of health and safety by:

- investing in safety training and audits;
- promoting wellness practices which mitigate risk; and
- offering benefits that keep employees safe in the workplace and beyond.

Our local health and safety committees coach employees on UPS's safety processes and are able to share best practices across work groups. Our safety methods and procedures are increasingly focused on the variables associated with residential delivery environments, which have become more common with the growth in e-commerce. We monitor our performance in this area through various measurable targets including lost time injury frequency and the number of recorded auto accidents.

Collective bargaining

More than three-quarters of our U.S. employees are represented by unions, primarily those employees handling or transporting packages. In addition, approximately 3,000 of our pilots are represented by the Independent Pilots Association. Throughout our global operations, we work with many other unions, associations, and work councils.

We bargain in good faith with the unions that represent our employees. We frequently engage union leaders at the national level and at local chapters throughout the United States. We participate in works councils and associations outside the U.S., which allows us to respond to emerging regional issues abroad. This work helps our operations to build and maintain productive relationships with our employees.

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines and the charters for each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee are available on our investor relations website at www.investors.ups.com. Each committee reviews its charter annually to determine if any changes are needed. In addition, the Nominating and Corporate Governance Committee reviews our

Corporate Governance Guidelines annually and recommends any changes to the board for approval. When considering changes to our committee charters or Corporate Governance Guidelines, we take into account current governance trends and best practices, changes in regulatory requirements, advice from outside sources and input from stakeholders.

Our Board of Directors

Proposal 1 — Director Elections

What am I voting on? Shareowners are being asked to elect each of the 13 director nominees named in this Proxy Statement to hold office until the 2022 Annual Meeting and until their respective successors are elected and qualified.

Voting Recommendation: Our Board of Directors recommends that shareowners vote **FOR** the election of each nominee.

Vote Required: A director will be elected if the number of votes cast for that director exceeds the number of votes against that director.

The board has nominated the persons named below for election as directors at the Annual Meeting. As previously noted, Rudy Markham and Sandy Randt are not standing for reelection because they have reached the Board's retirement age. We thank Rudy and Sandy for their board service and for their significant contributions to UPS.

If elected, all nominees will serve until the next Annual Meeting and until their respective successors are elected and qualified. All nominees, other than Eva Boratto, Wayne Hewett, Angela Hwang, Kate Johnson and Russell Stokes, were elected by shareowners at our last Annual Meeting. These five nominees were identified as director candidates by members of management and by the Nominating and Corporate Governance Committee's independent director search firm. This search firm also evaluated each candidate's qualifications and backgrounds to determine if the individual would be an appropriate addition to the board.

If any nominee is unable to serve as a director, which we do not anticipate, the board may reduce the number of directors that serve on the board or choose a substitute nominee. Any nominee who is currently a director, and for whom more votes are cast against than are cast for, must offer to resign from the board.

Biographical information about the director nominees appears below, including information about the experience, qualifications, attributes and skills considered by our Nominating and Corporate Governance Committee and board in determining that the nominee should serve as a director. For additional information about how we identify and evaluate nominees for director, see "Corporate Governance — Selecting Director Nominees" on page 11.



Carol B. Tomé

UPS Chief Executive Officer

Age: 64

Director since 2003

Skills and Experience

- CEO experience
- CFO experience
- Consumer retail
- Digital technology
- Risk and compliance

Board Committee

- Executive (Chair)

Career

Carol was appointed UPS's Chief Executive Officer effective June 1, 2020. As CEO, Carol has primary responsibility for managing the Company's day-to-day operations, and for developing and communicating our strategy. She was Chief Financial Officer of The Home Depot, Inc., one of the world's largest retailers, from 2001, and Executive Vice President – Corporate Services from 2007, until her retirement in 2019. At The Home Depot, she provided leadership in the areas of real estate, financial services and strategic business development. Her corporate finance duties included financial reporting and operations, financial planning and analysis, internal audit, investor relations, treasury and tax. She previously served as Senior Vice President — Finance and Accounting / Treasurer from 2000 until 2001, and from 1995 until 2000, she served as Vice President and Treasurer.

Carol served on the Boards of Directors of Cisco Systems, Inc. and Verizon Communications, Inc. until March 2020. She also served as a Trustee of certain Fidelity funds in 2017.

Reasons for election to the UPS Board

Carol has a thorough understanding of our strategies and operations as a result of serving as Chief Executive Officer, and from her extensive experience gained from serving on the board and as Chair of the Audit Committee prior to becoming Chief Executive Officer. She has an in-depth knowledge of logistics and has broad experience in corporate finance and risk and compliance gained throughout her career at The Home Depot. She brings the experience of having served as Chief Financial Officer of a complex, multi-national business with a large, labor intensive workforce. Carol also has experience with strategic business development, including e-commerce strategy.



Rodney C. Adkins

Former Senior Vice President, International Business Machines Corporation

Age: 62

Director since 2013

Skills and Experience

- Digital technology
- Supply chain management
- Risk and compliance
- Technology and technology strategy

Other Public Company Boards

- Avnet, Inc.
- PayPal Holdings, Inc.
- W.W. Grainger, Inc.

Board Committees

- Risk (Chair)
- Compensation

Career

Rod is President of 3RAM Group LLC, a private company specializing in capital investments, business consulting and property management services. Rod previously served as IBM's Senior Vice President of Corporate Strategy from 2013 until his retirement in 2014. During his tenure at IBM, Rod was Senior Vice President, Systems and Technology Group, a position he held since 2009, and Senior Vice President of STG Development and Manufacturing, a position he held since 2007. In his over 30-year career with IBM, a multinational technology company, Rod held a number of other development and management roles, including general management positions for the PC Company, UNIX Systems and Pervasive Computing.

Rod currently serves as non-executive Chairman of Avnet, Inc., in addition to serving on the Boards of Directors of PayPal Holdings, Inc. and W.W. Grainger, Inc. He also served on the Boards of Directors of Pitney Bowes, Inc. until 2013 and PPL Corporation until 2019.

Reasons for election to the UPS Board

As a senior executive of a public technology company, Rod gained a broad range of experience, including experience in emerging technologies and services, global business operations, and supply chain management. He is a recognized leader in technology and technology strategy. In addition, Rod has experience serving as a director of other publicly traded companies.



Eva C. Boratto

*Executive Vice President and
Chief Financial Officer,
CVS Health Corporation*

Age: 54

Director since 2020

Skills and Experience

- CFO experience
- Consumer retail
- Healthcare
- Risk and compliance

Board Committee

- Audit

Career

Since 2018, Eva has served as Executive Vice President and Chief Financial Officer for CVS Health Corporation, a diversified health services company. In this role, Eva is responsible for all aspects of the company's financial strategy and operations, including accounting and financial reporting, investor relations, mergers and acquisitions, treasury and capital planning, investments, risk management, tax, budgeting and planning, and procurement.

Prior to her current role, from 2017 to 2018, Eva was Executive Vice President, Controller and Chief Accounting Officer for CVS Health. She served as Senior Vice President and Chief Accounting Officer of CVS Health from 2013 to 2017. Eva joined the company in 2010 and served as Senior Vice President for pharmacy benefit management finance until 2013.

Reasons for election to the UPS Board

Eva has extensive experience in corporate finance gained throughout her career at CVS Health. She also brings the experience of having served as Chief Financial Officer of a complex healthcare business with a large workforce and extensive retail presence, including deep knowledge of financial reporting and accounting standards. Eva also has experience with strategic risk management and provides significant expertise in healthcare matters.



Michael J. Burns

*Former Chairman, Chief
Executive Officer and
President, Dana Incorporated*

Age: 69

Director since 2005

Skills and Experience

- CEO experience
- Global perspective, international
- Operations
- Technology and technology strategy

Board Committee

- Audit

Career

Mike was the Chairman, President and Chief Executive Officer of Dana Incorporated, a global manufacturer of technology driveline, sealing and thermal-management products, from 2004 until his retirement in 2008. He joined Dana Incorporated in 2004 after 34 years with General Motors Company. During his tenure at General Motors, Mike held various positions of increasing responsibility, including serving as President of General Motors Europe AG from 1998 to 2004.

Reasons for election to the UPS Board

Mike has years of senior leadership experience gained while managing large, complex businesses and leading an international organization that operated in a highly competitive industry. He also has experience in design, engineering, manufacturing, and sales and distribution. Mike also brings deep knowledge of technology and the supply of components and services to major vehicle manufacturers.



Wayne M. Hewett

Senior Advisor to Permira, and Chairman of DiversiTech Corporation and Cambrex Corporation

Age: 56

Director since 2020

Skills and Experience

- CEO experience
- Global perspective, international
- Healthcare
- Operations
- Supply chain management

Other Public Company Boards

- The Home Depot, Inc.
- Wells Fargo, Inc.

Board Committee

- Audit

Career

Since 2018, Wayne has served as a senior advisor to Permira, a global private equity firm, and as Non-Executive Chairman of DiversiTech Corporation, a manufacturer and supplier of HVAC equipment and a portfolio company of the Permira Funds. In addition, since 2020, Wayne has served as Non-Executive Chairman of Cambrex Corporation, a leading contract developer and manufacturer of active pharmaceutical ingredients and a portfolio company of Permira Funds.

From 2015 to 2017, Wayne served as Chief Executive Officer, and as a member of the Board of Directors, of Klöckner Pentaplast Group, a leading supplier of plastic films for pharmaceutical, medical devices, food and other specialty applications. He also served as President, and as a member of the Board of Directors, of Platform Specialty Products during 2015, and as President, Chief Executive Officer, and as a member of the Board of Directors of Arysta LifeScience Corporation from 2010 to 2015. Arysta was acquired in 2015 by Platform Specialty Products Corporation.

Prior to joining Arysta, he served as a senior consultant to GenNx360, a private equity firm focused on sponsoring buyouts of middle market companies. He also spent over two decades at General Electric Company, serving in a variety of executive roles.

Wayne currently serves on the Board of Directors of The Home Depot, Inc. and Wells Fargo, Inc.

Reasons for election to the UPS Board

Wayne has extensive experience in general management, finance, supply chain, operational and international matters gained through serving in various executive roles. He has significant experience executing company-wide initiatives across large organizations, developing proprietary products, optimizing supply chains, and using emerging technologies to provide new products and services. He brings insights on business operations and risk management through his senior management roles. In addition, Wayne has valuable experience serving as a director of other publicly traded companies.



Angela Hwang

*Group President,
Pfizer Biopharmaceuticals Group,
Pfizer, Inc.*

Age: 55

Director since 2020

Skills and Experience

- Global perspective, international
- Healthcare
- Operations
- Supply chain management

Board Committee

- Audit

Career

Angela is a member of Pfizer, Inc.'s Executive Team and is Group President of the Pfizer Biopharmaceuticals Group, a position she has held since 2019 and which comprises 80% of Pfizer's revenues. Her organization of 26,000 colleagues is responsible for bringing over 600 innovative medicines and products to patients. In this role, Angela leads seven commercial business units, reaching patients in more than 125 countries. Angela has been with Pfizer since 1997, working across all geographies and therapeutic areas.

Prior to her current role, during 2018 she served as Group President, Pfizer Essential Health, and from 2016 to 2018 she was Global President Pfizer Inflammation and Immunology. Angela has served in various roles with increasing responsibility, including senior roles in Pfizer Vaccines, Primary Care, and Emerging Markets.

In addition to UPS, Angela sits on the boards of EFPIA (European Federation of Pharmaceutical Industries and Associations), as well as the Pfizer Foundation, a charitable organization that addresses global health challenges.

Reasons for election to the UPS Board

Angela has significant expertise in the healthcare sector and in managing large complex businesses, including supply chain management and logistics. She also has experience in emerging markets gained through her work across many geographies. Angela is also a strong advocate for women's leadership and sustainable global health equity.



Kate E. Johnson

*Corporate Vice President and
President, Microsoft U.S.,
Microsoft Corporation*

Age: 53

Director since 2020

Skills and Experience

- Consumer retail
- Human capital management
- Digital technology
- Operations
- Sales and marketing
- Small and medium sized businesses
- Technology and technology strategy

Board Committees

- Nominating and Corporate Governance
- Risk

Career

Since 2017, Kate has served as Corporate Vice President and President, Microsoft U.S., a division of Microsoft Corporation, a global technology company. She has responsibility for all of Microsoft's activities in the U.S., including growing the company's solutions, services and support revenues. She's focused on driving transformation with Microsoft's largest sales subsidiary, leading a 9,500 + person field team.

Prior to Microsoft, she held various senior positions with GE, including Executive Vice President and Chief Commercial Officer GE Digital, from 2016 to 2017; Chief Executive Officer GE Intelligent Platforms Software from 2015 to 2016; and Vice President and Chief Commercial Officer, from 2013 to 2015.

Prior to GE, she held various senior leadership roles at Oracle and various roles with increasing responsibilities at Red Hat, US Bancorp Investments and Deloitte Consulting.

Reasons for election to the UPS Board

Kate has significant experience leading businesses within large companies undergoing transformation, large systems companies, and high growth disruptors. She brings a strong commercial orientation, strategic experience and technical acumen.



William R. Johnson

UPS Board Chair

Former Chairman, President and Chief Executive Officer, H.J. Heinz Company

Age: 72

Director since 2009
- Board Chair since 2020
- Lead Director 2016 – 2020

Skills and Experience
- CEO experience
- Consumer retail
- Global perspective, international
- Human capital management
- Operations
- Sales and marketing
- Supply chain management

Board Committees
- Nominating and Corporate Governance (Chair)
- Executive

Career

Bill currently serves as UPS's Board Chair, and previously served as Chairman, President and Chief Executive Officer of H.J. Heinz Company, a global packaged foods manufacturer, from 2000 until his retirement in 2013. He became President and Chief Operating Officer of H.J. Heinz in 1996, and assumed the position of President and Chief Executive Officer in 1998.

Bill served on the Boards of Directors of Education Management Corporation until 2014, Emerson Electric Company until 2017, H.J. Heinz until 2013 and PepsiCo, Inc. until 2020.

Reasons for election to the UPS Board

Bill has significant senior management experience gained through over 13 years of service as the Chairman and Chief Executive Officer of H.J. Heinz, a corporation with significant international operations and a large, labor intensive workforce. He also has deep experience in operations, marketing, brand development and logistics. He served as our lead independent director from 2016 to 2020, and he has served as our independent Board Chair since 2020, during which time he has gained significant knowledge and expertise about our board functions, operations, business and strategy.



Ann M. Livermore

Former Executive Vice President, Hewlett Packard Company

Age: 62

Director since 1997

Skills and Experience
- Digital technology
- Sales and marketing
- Small and medium sized businesses
- Technology and technology strategy

Other Public Company Boards
- Hewlett Packard Enterprise Company
- Qualcomm Incorporated

Board Committees
- Compensation (Chair)
- Risk
- Executive

Career

Ann was Executive Vice President of the HP Enterprise Business at Hewlett Packard Company, one of the world's largest information technology companies, until her retirement in 2011. Ann joined HP in 1982 and held a variety of management positions in marketing, sales, research and development, and business management before being elected a corporate vice president in 1995.

Ann serves on the Boards of Directors of Hewlett Packard Enterprise Company, Qualcomm Incorporated, D2iQ (formerly Mesosphere, Inc.), a private software company, and Plenty Inc., a private vertical farming company. She served on the Board of Directors of Hewlett Packard Company until 2015. Ann is also a lecturer at the Stanford Graduate School of Business.

Reasons for election to the UPS Board

Ann has extensive operational experience from her senior leadership positions at HP. This includes leading a complex global business organization with a large workforce. Through her 29 years at HP, she gained knowledge and experience in technology, marketing, sales, research and development and business management, which she is able to leverage as a member of our board.



Franck J. Moison

*Former Vice Chairman,
Colgate-Palmolive Company*

Age: 67

Director since 2017

Skills and Experience

- Consumer retail
- Geopolitical risk
- Global perspective, international
- Operations
- Sales and marketing
- Supply chain management

Other Public Company Boards

- Hanes Brands, Inc.

Board Committees

- Nominating and Corporate Governance
- Risk

Career

Franck was Vice Chairman for the Colgate-Palmolive Company, a global consumer products company, a position he held from 2016 until his retirement in 2018. He led Colgate-Palmolive's operations in Asia, South Pacific and Latin America, and he also led Global Business Development. Previously, he was Chief Operating Officer of Emerging Markets from 2010 until 2016, and he was given additional responsibility for Business Development in 2013. Beginning in 1978, Franck served in various management positions with Colgate-Palmolive, including President, Global Marketing, Global Supply Chain & R&D from 2007 to 2010, and President, Western Europe, Central Europe and South Pacific from 2005 to 2007.

He serves on the Boards of Directors of Hanes Brands, Inc., Somalogic (a private biotech company), and on the Board of Ses-Imagotag in France. He is a director of the French American Foundation, is Chairman of the International Advisory Board of the EDHEC Business School (Paris, London, Singapore) and is a member of the International Board of the McDonough School of Business at Georgetown University. He served on the Board of Directors of H.J. Heinz until 2013.

Reasons for election to the UPS Board

Franck has extensive experience as a senior executive at a large organization engaged in international business. He is a leader in consumer product innovation, strategic marketing, acquisitions, and emerging market business development. He is a highly accomplished marketing and operating executive in the global consumer products industry. In addition, Franck has experience serving as a director of other publicly traded companies.



Christiana Smith Shi

*Former President of
Direct-to-Consumer, Nike, Inc.*

Age: 61

Director since 2018

Skills and Experience

- Consumer retail
- Digital technology
- Global perspective, international
- Operations
- Sales and marketing
- Supply chain management

Other Public Company Boards

- Mondelēz International, Inc.

Board Committees

- Compensation
- Risk

Career

Christiana is the founder and currently principal at Lovejoy Advisors, LLC, an advisory services firm that assists clients with digitally transforming consumer and retail businesses. She was the President, Direct-to-Consumer, for Nike, Inc., a global apparel company, from 2013 until 2016. From 2012 through 2013, she was Nike's Vice President and General Manager, Global Digital Commerce. She joined Nike in 2010 as Vice President and Chief Operating Officer, Global Direct-to-Consumer. Prior to joining Nike, Christiana spent 24 years at global management consulting firm McKinsey & Company, the last 10 as a senior partner. She began her career at Merrill Lynch & Company in 1981 and served in various trading, institutional sales and investment banking roles.

Christiana also serves on the Board of Directors of Mondelēz International, Inc. She served on the Boards of Directors of West Marine, Inc. until 2017 and Williams-Sonoma, Inc. until 2019.

Reasons for election to the UPS Board

Christiana has substantial experience in digital commerce, global retail operations and helping companies with transformative change. She also has strong supply chain and cost management expertise in the global consumer industry. She gained experience advising senior executives at consumer companies across North America, Europe, Latin America and Asia on leadership and strategy. Christiana also has extensive public company board experience.



Russell Stokes

Senior Vice President, General Electric Company, President and Chief Executive Officer, GE Aviation Services, and Chairman GE Power Portfolio

Age: 49

Director since 2020

Skills and Experience

- Human capital management
- Operations
- Risk and compliance
- Sales and marketing
- Small and medium sized businesses
- Technology and technology strategy

Board Committees

- Compensation
- Nominating and Corporate Governance

Career

Since 2020, Russell has served as Senior Vice President of GE, and President and Chief Executive Officer of GE Aviation Services. Russell leads GE's Aviation Services commercial growth, operating performance and customer experience across its global Overhaul and Repair footprint. Along with this role, Russell is also the Chairman of GE Power Portfolio. A 24-year GE veteran, prior to these roles, Russell was president and CEO of GE Power Portfolio from 2019 to 2020, GE Power from 2017 to 2019, GE Energy Connections from 2015 to 2017, and GE Transportation from 2013 to 2015. He has held other senior roles at GE Transportation and GE Aviation. Russell joined GE in 1997 as part of GE's Financial Management Program. He is active in a number of Atlanta community-based organizations and is the former Chairman of the Metro Atlanta Chamber of Commerce.

Reasons for election to the UPS Board

During his more than 23 year career at GE, Russell has gained deep finance and operating experience through navigating multiple industries, business segments, and market cycles. He has extensive experience in transforming businesses by moving complex business issues into focused, targeted actions for improvement. He has experience in developing solutions and technology required to ensure successful implementation of the business strategy.



Kevin Warsh

Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University

Age: 50

Director since 2012

Skills and Experience

- Geopolitical risk
- Government and regulatory
- Global perspective, international

Other Public Company Boards

- Coupang, Inc.

Board Committees

- Compensation
- Nominating and Corporate Governance

Career

Kevin currently serves as the Shepard Family Distinguished Visiting Fellow in Economics at Stanford University's Hoover Institution, a public policy think tank, and a Dean's Visiting Scholar and lecturer at Stanford's Graduate School of Business. He was a member of the Board of Governors of the Federal Reserve from 2006 until 2011. In addition, Kevin provides strategic advisory services to a range of businesses. From 2002 until 2006, Kevin served at the White House as President George W. Bush's special assistant for economic policy and as executive secretary of the National Economic Council.

Kevin was previously employed by Morgan Stanley & Co. in New York, becoming vice president and executive director of that company's Mergers and Acquisitions department. He also serves on the Board of Directors of Coupang, Inc.

Reasons for election to the UPS Board

Kevin has extensive experience in understanding and analyzing the economic environment, the financial marketplace and monetary policy. He has a deep understanding of the global economic and business environment. Kevin also brings the experience of working in the private sector for a leading investment bank gained during his tenure at Morgan Stanley & Co.

Committees of the Board of Directors

The board has four committees composed entirely of directors meeting the NYSE's and our director independence requirements: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Risk Committee. Information about each of these committees is provided below. The board also has an Executive Committee that may exercise all powers of the Board of Directors in the management of our business and affairs, except for those powers expressly reserved to the board under Delaware law or otherwise limited by the board. Carol Tomé is the Chair, and Ann Livermore and Bill Johnson also serve on the Executive Committee. The Executive Committee did not hold any meetings during 2020.

Audit Committee[1]	Compensation Committee[2]	Nominating and Corporate Governance Committee	Risk Committee
Rudy Markham, Chair	Ann Livermore, Chair	William Johnson, Chair	Rodney Adkins, Chair
Eva Boratto	Rodney Adkins	Kate Johnson	Kate Johnson
Michael Burns	Clark Randt, Jr.	Franck Moison	Ann Livermore
Wayne Hewett	Christiana Smith Shi	Clark Randt, Jr.	Franck Moison
Angela Hwang	Russell Stokes	Russell Stokes	Christiana Smith Shi
	Kevin Warsh	Kevin Warsh	
Meetings in 2020: 11	**Meetings in 2020:** 7	**Meetings in 2020:** 5	**Meetings in 2020:** 3
Primary Responsibilities	**Primary Responsibilities**	**Primary Responsibilities**	**Primary Responsibilities**
• Assisting the board in discharging its responsibilities relating to our accounting, reporting and financial practices • Overseeing our accounting and financial reporting processes • Overseeing the integrity of our financial statements, our systems of disclosure controls and internal controls and our compliance with legal and regulatory requirements • Overseeing the performance of our internal audit function • Overseeing the engagement and performance of our independent accountants • Overseeing compliance with legal and regulatory requirements as well as the Company's Code of Business Conduct • Discussing with management policies with respect to financial risk assessment	• Assisting the board in discharging its responsibilities with respect to compensation of our senior executive officers • Reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer • Evaluating the Chief Executive Officer's performance and establishing compensation based on this evaluation • Reviewing and approving the compensation of other executive officers • Overseeing the evaluation of risk associated with the Company's total compensation strategy and compensation programs • Overseeing any outside consultants retained to advise the Committee • Recommending to the board the compensation to be paid to non-management directors	• Addressing succession planning • Assisting the board in identifying and screening qualified director candidates, including shareowner submitted candidates • Recommending candidates for election or reelection to the board or to fill vacancies on the board • Aiding in attracting qualified candidates to serve on the board • Recommending corporate governance principles, including the structure, composition and functioning of the board and all board committees, the delegation of authority to subcommittees, board oversight of management actions and reporting duties of management	• Overseeing management's identification and evaluation of enterprise risks • Overseeing and reviewing with management our risk governance framework • Overseeing risk identification, risk tolerance, risk assessment and management practices for strategic enterprise risks • Reviewing approaches to risk assessment and mitigation strategies in coordination with the board and other board committees • Communicating with the Audit Committee to enable the Audit Committee to perform its statutory, regulatory, and other responsibilities with respect to oversight of risk assessment and risk management

(1) All members of the Audit Committee have been designated by the Board of Directors as audit committee financial experts. Each member of our Audit Committee meets the independence requirements of the NYSE and Securities and Exchange Commission ("SEC") rules and regulations applicable to audit committee members, and each is financially literate.

(2) Each member of our Compensation Committee meets the NYSE's independence requirements applicable to compensation committee members. In addition, each member is a non-employee director as required by Rule 16b-3 under the Securities Exchange Act of 1934. None of the members of the Compensation Committee is or was during 2020 an employee or former employee of UPS, and none had any direct or indirect material interest in or relationship with UPS outside of his or her position as a non-employee director. **Compensation Committee Interlocks and Insider Participation:** None of our executive officers serves or served during 2020 as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee.

Director Compensation

We compensate our non-employee directors with a mix of cash and equity. Equity compensation links director pay to the value of Company stock and aligns the interests of directors more closely with those of long-term shareowners. Our CEO does not receive any compensation for service as a director. Directors are also reimbursed for their expenses related to board membership.

The Compensation Committee of the Board of Directors conducts a review of director compensation generally every other year to ensure the program structure is consistent with best practices and current trends. The Compensation Committee engages its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), to provide advice on the competitiveness of the Company's non-employee director compensation program and recommends changes to ensure compensation remains market competitive. During the Compensation Committee's most recent review of director compensation in 2019, it was determined that total board compensation was below our peer group median.

Based on that review, our board increased non-employee director compensation for the first time in three years as follows: an annual cash retainer of $110,000, and an annual restricted stock unit ("RSU") award of $175,000. The Board of Directors also increased the annual retainer paid to the independent lead director to $35,000. The chairs of the Compensation, Nominating and Corporate Governance and Risk Committees receive an additional annual cash retainer of $20,000, and the Chair of the Audit Committee receives an additional annual cash retainer of $25,000.

In connection with the CEO transition, the board designated Bill Johnson to assume the role of independent Chairman, effective October 1, 2020. Based on the recommendation of FW Cook and taking into account, among other things, benchmarking data and expected commitment, the Compensation Committee recommended and our board approved the following additional payments for the independent Chair: annual cash retainer of $160,000 and an annual RSU award of $70,000. These payments replaced any payments Bill Johnson received for serving as independent lead director.

Cash retainers are paid on a quarterly basis. Non-employee directors may defer retainer fees by participating in the UPS Deferred Compensation Plan, but we do not make any contributions to this plan. There are no preferential or above-market earnings in the UPS Deferred Compensation Plan. RSUs are fully vested on the date of grant and are required to be held by the director until he or she separates from the board, at which time the RSUs convert to shares of class A common stock. Dividends earned on shares subject to director RSUs are deemed reinvested in additional units at each dividend payable date and are subject to the same terms as the original grant. This holding period increases the strength of the alignment of directors' interests with those of our long-term shareowners.

Director Compensation

The following tables set forth the cash compensation paid to individuals who served as non-employee directors in 2020 and the aggregate value of stock awards granted to those persons in 2020, as well as outstanding director equity awards held as of December 31, 2020.

2020 Director Compensation			
Name	**Fees Earned or Paid in Cash($)**	**Stock Awards($)[1]**	**Total($)**
Rodney C. Adkins[2]	130,000	174,945	304,945
Eva Boratto[3]	27,500	131,207	158,707
Michael J. Burns	110,000	174,945	284,945
Wayne Hewett[3]	27,500	131,207	158,707
Angela Hwang[3]	55,000	131,279	186,279
Kate Johnson[3]	—	87,462	87,462
William R. Johnson[2][4]	196,250	215,769	412,019
Ann M. Livermore[2]	130,000	174,945	304,945
Rudy H.P. Markham[5]	128,750	174,945	303,695
Franck J. Moison	110,000	174,945	284,945
Clark T. Randt, Jr.	110,000	174,945	284,945
Christiana Smith Shi	110,000	174,945	284,945
John T. Stankey	110,000	174,945	284,945
Russell Stokes[3]	—	87,462	87,462
Carol B. Tomé[6]	61,250	—	61,250
Kevin Warsh	110,000	174,945	284,945

Outstanding Director Stock Awards (as of December 31, 2020)		
	Stock Awards	
Name	**Restricted Stock Units (#)**	**Phantom Stock Units (#)**
Rodney C. Adkins	15,389	—
Eva Boratto	836	—
Michael J. Burns	26,606	—
Wayne Hewett	836	—
Angela Hwang	1,168	—
Kate Johnson	538	—
William R. Johnson	27,946	—
Ann M. Livermore	26,606	2,937
Rudy H.P. Markham	26,606	—
Franck J. Moison	7,676	—
Clark T. Randt, Jr.	22,622	—
Christiana Smith Shi	5,855	—
John T. Stankey[7]	—	—
Russell Stokes	538	—
Carol B. Tomé[8]	24,656	1,311
Kevin Warsh	17,379	—

(1) The values of stock awards in this column represent the grant date fair value of RSUs granted in 2020, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2020 Annual Report on Form 10-K. RSUs are fully vested on the date of grant, and will be paid in shares of class A common stock following the director's separation from service from UPS.

(2) Includes compensation for committee chair service.

(3) Received a prorated 2020 RSU award based on date appointed to the board.

(4) Includes compensation for lead independent director service from January 1, 2020 to September 30, 2020, and compensation for independent board chair service from October 1, 2020.

(5) Includes compensation for Audit Committee chair service from March 11, 2020.

(6) Includes compensation for independent director service and Audit Committee chair service from January 1, 2020 through March 11, 2020, after which time she was removed from the Audit Committee and no longer considered an independent director.

(7) All outstanding stock awards vested following retirement from the board in November 2020.

(8) Only includes outstanding stock awards that were granted while serving as an independent director.

Executive Compensation

Compensation Committee Report

The Compensation Committee (as used in this Executive Compensation section, the "Committee") is responsible for setting the principles that guide compensation decision-making, establishing the performance goals under our executive compensation plans and programs, and approving compensation for the executive officers.

We are focused on maintaining an executive compensation program that supports the long-term interests of the Company's shareowners. We align the interests of our executives with those of all of our shareowners by linking a significant portion of executive compensation to Company performance and shareowner returns. The Company's programs are also designed to attract, retain and motivate executives who make substantial contributions to the Company's performance by allowing them to share in the Company's success.

Our significant efforts in the past year included designing compensation arrangements supporting the Company's CEO transition, the appointment of a non-executive independent Board Chair, new appointments to the Executive Leadership Team, and Executive Leadership Team retirements, as well as developing and implementing an appropriate executive compensation structure and performance goals in the midst of a global pandemic. The Committee's compensation framework,

with the support of our independent compensation consultant, enabled us to successfully navigate these challenges consistent with our compensation principles.

The Committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on our review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2021 Proxy Statement and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2020 filed with the Securities and Exchange Commission.

The following Compensation Discussion and Analysis describes the Committee's principles, strategy and programs regarding 2020 executive compensation.

The Compensation Committee

Ann Livermore, Chair
Rodney Adkins
Clark Randt, Jr.
Christiana Smith Shi
Russell Stokes
Kevin Warsh

Compensation Discussion and Analysis

UPS's executive compensation principles, strategy and programs for 2020, and certain aspects of the 2021 programs, are described below. This section explains how and why the Committee made its 2020 compensation decisions for our executive officers, including additional detail with respect to the following Named Executive Officers ("NEOs"):

Named Executive Officer	Title
Carol B. Tomé	Chief Executive Officer
David P. Abney	Retired Chief Executive Officer
Brian O. Newman	Chief Financial Officer
Nando Cesarone	President, U.S. Operations
Kate M. Gutmann	Chief Sales and Solutions Officer
Juan R. Perez	Chief Information and Engineering Officer
George A. Willis	Retired President, U.S. Operations

Executive Compensation Strategy

UPS's executive compensation programs are designed to:

- drive organizational performance by tying a significant portion of pay to Company performance;

- attract, retain and motivate talent by fairly compensating executive officers;

- encourage long-term stock ownership and careers with UPS; and

- align the interests of our executives to long-term value creation.

A substantial majority of NEO total target direct compensation (base salary and annual and long-term incentives) is "at risk" and subject to the achievement of annual or long-term performance goals and/or continued employment with UPS. The charts below highlight the elements of our current CEO and an average of other currently employed NEOs' target direct compensation for 2020:


2020 Target Compensation for Current CEO
2020 Target Compensation for Currently Employed NEOs
9%
Base Salary
15%
1%
Ownership Incentive
1%
15%
Annual Performance-Based Incentives
20%
75%
Long-Term Equity Incentives
64%
90% "at Risk"
84% "at Risk"

Roles and Responsibilities

The Committee is responsible for setting the principles that guide compensation decision-making, establishing the performance goals under our executive compensation plans and programs, and approving compensation for the executive officers. In carrying out its responsibilities, the Committee is empowered to engage and terminate the services of outside advisors and other consultants. In 2020, the Committee retained FW Cook to act as the Committee's independent compensation advisor. FW Cook reports directly to the Committee and provides no additional services to UPS. The following table summarizes the key roles in the executive compensation decision-making process.

Participant and Roles
Compensation Committee • develops principles underpinning executive compensation • sets performance goals upon which incentive payouts are based • evaluates the CEO's performance • reviews the CEO's performance assessment of other executive officers • reviews and approves incentive and other compensation of the executive officers • reviews and approves the design of other benefit plans for executive officers • oversees the risk evaluation associated with the Company's compensation strategy and programs • considers whether to engage any compensation consultant, and determines their independence • reviews and discusses with management the Compensation Discussion and Analysis • recommends to the board the inclusion of the Compensation Discussion and Analysis in the Proxy Statement • approves the inclusion of the Committee's report on executive compensation in the Proxy Statement
Independent Members of the Board of Directors • review the Committee's assessment of the CEO's performance • complete a separate evaluation of the CEO's performance • approve the Compensation Discussion and Analysis for inclusion in the Proxy Statement
Independent Compensation Consultant • serves as a resource for market data on pay practices and trends • provides independent advice to the Committee • provides competitive analysis and advice related to outside director compensation • reviews the Compensation Discussion and Analysis • conducts an annual risk assessment of the Company's compensation programs

Participant and Roles
Executive Officers • the CEO makes compensation recommendations to the Committee for the other executive officers with respect to base salary and individual performance adjustments to annual incentive plan payouts • the CEO and CFO recommend performance goals under incentive compensation plans and provide an assessment as to whether performance goals were achieved

Compensation Consultant Independence

In November 2020, the Committee reviewed FW Cook's independence and the existence of any potential conflicts of interest. The Committee evaluated the following factors: (1) other services provided to UPS by FW Cook (if any); (2) fees paid by UPS as a percentage of FW Cook's total revenue; (3) policies or procedures maintained by FW Cook that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between UPS executive officers and FW Cook or the individual consultants involved in the engagement.

After evaluating these factors, the Committee concluded that FW Cook is independent and that the engagement of FW Cook did not raise any conflict of interest.

Peer Group and Market Data Utilization

In determining and setting compensation targets and payouts, the Committee evaluates, among other things, pay practices and compensation levels at a peer group of companies. The Committee considers advice from its independent compensation consultant in determining the peer group. Because of the limited number of directly comparable companies to UPS – global logistics providers with significant market capitalizations - the companies included in the peer group typically have global operations, diversified businesses, and annual sales and market capitalizations comparable to UPS. Other more general considerations include percentage of foreign sales, capital intensity, operating margins, size of employee population and whether the company also includes UPS in their peer group. The Compensation Committee evaluates the peer group annually to determine if the companies included in the group are the most appropriate comparators for measuring the success of our executives in delivering shareowner value. The peer group for 2020 compensation purposes (the "2020 Peer Group") did not change from 2019 and consisted of the following:

The Boeing Company	The Home Depot, Inc.	The Procter & Gamble Company
Caterpillar Inc.	Johnson & Johnson	Sysco Corporation
The Coca-Cola Company	Lockheed Martin Corporation	Target Corp.
Costco Wholesale Corporation	Lowe's Companies, Inc.	Raytheon Technologies Corporation[1]
Delta Airlines, Inc.	McDonald's Corp.	Walgreens Boots Alliance, Inc.
FedEx Corporation	PepsiCo, Inc.	

(1) In connection with a 2020 merger, United Technologies Corporation changed its name to Raytheon Technologies Corporation.

In addition, the Committee considers other market data, including general compensation survey data from comparably sized companies. Although the Committee considers this data in executing its responsibilities within the construct of our executive compensation programs, compensation was not targeted to a particular percentile within the 2020 Peer Group or otherwise.

Internal Compensation Comparisons

The Committee also generally considers the differentials between executive officer compensation and the compensation paid for other UPS positions, and generally considers the additional responsibilities of the CEO compared to other executive officers. Internal comparisons are made to help ensure that compensation paid to executive officers is reasonable compared to their direct reports.

Annual Performance Reviews

Each year, the CEO assesses the performance of all executive officers (other than the CEO) and provides feedback to the Committee. In addition, the Committee evaluates the CEO's performance on an annual basis. The Compensation Committee Chair discusses the results of the evaluation with the full board (other than the CEO) in executive session. During the evaluation, the board considers the CEO's strategic vision and leadership, execution of UPS's business strategy and achievement of business goals. Other factors include the CEO's ability to make long-term decisions that create a competitive advantage, and overall effectiveness as a leader.



Central Elements of UPS Executive Compensation[1]

Total Target Compensation

Base Salary 12%
- Fixed cash compensation
- Designed to provide an appropriate level of financial certainty

Annual Incentive Awards 18%
- Subject to achievement of key business objectives for the year
- Payout is substantially "at risk" based on Company performance
- 2/3 of any payout is in the form of Restricted Performance Units ("RPUs"), which vest one year after performance is achieved

Ownership Incentive Awards 1%
- Encourages executives to maintain substantial ownership of Company stock
- Value of award is based on equity ownership

Stock Option Awards 6%
- Further aligns shareowner and employee interests
- Motivates toward sustained stock price increase
- Multi-year vesting provides retention incentive

Long-term Incentive Performance Awards 63%
- Payout is subject to achievement of performance metrics over a three-year period
- Supports long-term strategy
- Motivates and rewards achievement of long-term goals
- Acts as a retention mechanism

Other Elements of Compensation

Benefits

✓ NEOs generally participate in the same plans as other employees.
✓ Includes medical, dental, and disability plans that mitigate the financial impact of illness, disability or death.
✓ See further details on page 44.

Perquisites

✓ Limited in nature; benefits outweigh the costs.
✓ Include financial planning and executive health services that facilitate the NEOs' ability to carry out responsibilities, maximize working time and minimize distractions.
✓ Considered necessary or appropriate to attract and retain executive talent.
✓ In 2020, included use of corporate chartered aircraft by Brian Newman for personal reasons, which is not expected to be a regular practice.
✓ See further details on page 44.

Retirement Programs

✓ NEOs and most non-union U.S. employees participate in the same qualified plans with the same formulas.
✓ Includes qualified and nonqualified pension, retirement savings and deferred compensation plans.
✓ See further details on page 53.

(1) Excludes special equity awards granted to certain NEOs in connection with their hiring or to retain key talent during our leadership transition, as further described below.

Base Salary

Base salaries provide our NEOs with a fixed level of cash compensation, and are designed to provide an appropriate level of financial certainty. The Committee considers a number of factors in determining the NEOs' annual base salaries. While Company and individual performance are the most important factors, scope of responsibility, leadership, market data and internal compensation comparisons are all considered. No single factor is weighted more heavily than another.

Taking all of those factors into account, in March 2020, the Committee approved a 3% base salary increase for our former CEO, who was expected to continue serving as an employee through December 31, 2020. Further, the Committee approved the overall compensation for our current CEO, including her annual base salary. The Committee also approved base salary increases for the other NEOs as shown in the Summary Compensation Table below.

Annual Incentive Awards

Management Incentive Program Performance Incentive Award — Overview

Management Incentive Program ("MIP") performance incentive awards are designed to motivate management and align pay with annual Company performance by linking payouts to the achievement of pre-established metrics, while allowing adjustments for individual performance. Annual MIP performance incentive award opportunities are provided as a percentage of base salary, subject to a $5 million maximum for each NEO. Payouts are determined by the Committee, taking into consideration the following:

- actual performance compared to MIP performance metric targets (described below);
- the MIP factor (payout as a percent of target) applied to payments to non-executive officer MIP participants;
- individual performance; and
- overall business environment and economic trends.

The factors considered by the Committee when determining award payouts are not assigned a specific weighting. The awards are considered performance-based compensation fully at risk based on Company performance. The award, if earned, is paid two-thirds in restricted performance units ("RPUs") and one-third in cash. The number of RPUs granted is determined by dividing the dollar value of the portion of the MIP award paid in RPUs by the closing price of our class B common stock on the NYSE on the grant date of the award. RPUs are settled in shares of class A common stock. When dividends are paid on UPS common stock, an equivalent value is credited to the participant's bookkeeping account in additional RPUs. The additional RPUs are subject to the same vesting schedule as the original MIP RPUs. RPUs paid as MIP performance incentive awards generally vest on the first anniversary of the grant date, furthering the retention component of the award.

To further our stock ownership philosophy, the initial MIP incentive award earned by newly hired employees is paid entirely in vested class A shares, with no cash component. These shares are vested upon grant. As a newly hired employee, our current CEO's 2020 MIP award was paid entirely in class A shares.

2020 MIP Performance Incentive Awards

In February 2020, and prior to the uncertainty caused by the global coronavirus pandemic, the Committee adopted financial performance metrics and goals for the NEOs' MIP performance incentive awards as follows:

- *Adjusted Consolidated Revenue Growth*, which is measured as year-over-year growth in revenue from all products and services worldwide. Revenue growth is calculated on a constant currency basis. Revenue growth was considered important to generating current profits and maintaining our long-term competitive positioning and viability.
- *Adjusted Consolidated Earnings Per Share Growth*, which is measured as year-over-year growth in total profits on an after tax, per share basis. For purposes of measuring this growth, EPS was determined by reference to our publicly reported adjusted earnings per share for each of 2019 and 2020. This growth is directly impacted by our effectiveness in achieving our targets in other key performance elements, including volume and revenue growth and operating leverage.
- *Consolidated Average Daily Package Volume Growth*, which is measured as year-over-year growth in consolidated package volume divided by the number of operating weekdays during the year.

After monitoring and considering the economic impact and uncertainty caused by the coronavirus pandemic, including the Company's withdrawal of its previously issued earnings guidance for the full year 2020, actual first-quarter 2020 financial performance and challenges around longer-term forecasting, the Committee determined it was appropriate to revise the performance goals under the previously approved financial performance metrics for MIP performance incentive awards by bifurcating the 2020 performance period into two six-month performance periods. The Committee discussed with management and its independent compensation consultant then-current expected financial performance, the initially approved performance goals under the 2020 MIP, risks related to the potential severity and duration of the coronavirus pandemic and the other matters described above. The Committee then set the following amended goals:

- The performance goals for the 2020 MIP performance incentive award for the performance period from January 1, 2020 through June 30, 2020 were growth in consolidated revenue (4.0%), growth in consolidated adjusted earnings per share (5.1%) and consolidated package average daily volume growth (3.2%). Performance with respect to the performance goals for the first half of 2020 was used to determine 25% of the overall 2020 MIP performance incentive award. Because the first half goals were approved in March 2020, the Committee determined it was appropriate to more heavily weight the second half of 2020 goals due to additional incentive-based nature of the awards.
- The performance goals for 2020 MIP performance incentive award for the performance period from July 1, 2020 through December 31, 2020 were growth in consolidated revenue (1.2%), growth in consolidated adjusted earnings per share (-36.7%) and consolidated package average daily volume growth (2.5%). Performance with respect to the performance goals for the second half of 2020 was used to determine 75% of the overall 2020 MIP performance incentive award.

The MIP financial performance metrics, goals and results were as follows:

2020 MIP Financial Performance Metric	First Half 2020 Goal	First Half 2020 Actual	Second Half 2020 Goal	Second Half 2020 Actual
Adjusted Consolidated Revenue Growth[1]	4.0%	9.6%	1.2%	17.9%
Adjusted Consolidated Earnings Per Share Growth[1]	5.1%	-1.3%	-36.7%	15.4%
Consolidated Average Daily Package Volume Growth	3.2%	13.9%	2.5%	11.8%

(1) Non-GAAP financial measures as described above. See footnote on page 42.

The Committee maintains discretion to adjust awards earned under the MIP up (but not above the maximum amount for each NEO) or down based on its qualitative assessment of each NEO's individual performance. For evaluation of the CEO's performance, the Committee considers the results of the board's annual evaluation of the CEO, which includes ratings on:

- leadership qualities;

- strategic planning and execution;

- managing for financial results;

- retaining and developing a diverse top management group;

- providing equal opportunity employment, and understanding and addressing issues facing employees;

- ensuring the Company contributes to the well-being of the communities in which it operates;

- promoting compliance and ethical behavior; and

- board relations.

For NEOs other than the CEO, the Committee takes into consideration the recommendations of the CEO. Individual accomplishments during 2020 that were considered by the Committee when determining final awards are described below. The Committee did not consider George Willis's performance, and he did not receive any MIP payout, as he was not employed by UPS on the date required to be eligible for payout under a MIP award.

Carol Tomé

Carol Tomé joined UPS on June 1, 2020 as Chief Executive Officer after serving as a member of the board since 2003. Carol quickly revamped the strategy, defined the "better not bigger" framework, streamlined priorities, and focused the organization on simplification, ease, and speed. Carol aligned success metrics around customer satisfaction, employee commitment, and shareowner returns. Responding rapidly to U.S. social unrest, she commissioned an Equity, Justice and Action Task Force to address concerns and impact change. Under her leadership, UPS posted the highest revenue and profit in the Company's history and has increased shareowner value.

David Abney

At the start of 2020, David led a quick response to the challenges faced by the pandemic before announcing his retirement after 46 years of UPS service. By emphasizing employee safety and customer service, he paved the way for UPS to navigate uncertainty. The multi-year strategic investments UPS made in healthcare supply chain capabilities under David's leadership proved invaluable in positioning UPS for success as the pandemic disrupted traditional shipping patterns. David led a smooth Chief Executive Officer transition to Carol.

Brian Newman

In the face of economic uncertainty, Brian protected our liquidity, guided the organization to generate higher total revenue and operating profit, and significantly improved our planning and forecasting activities. Brian tightened the linkage between investments and returns. In 2020, his role expanded to include Global Business Services and Mergers and Acquisitions, where he focused on improving the end-to-end customer experience and successfully navigated the carve out transaction to sell UPS Freight. Under his leadership, total shareholder value grew by approximately 50% in 2020.

Nando Cesarone

2020 was a transitional year for Nando as he spent the majority of the year leading our International business, which first felt the effects of COVID-19, and assumed his current role leading our U.S. business in the third quarter. As the pandemic traveled across the globe, Nando worked cross functionally to overcome countless obstacles while processing record volume levels. He led the team to keep our supply chain moving by prioritizing employee safety and operational service excellence to ensure customers received essential goods. Leading a smooth peak season with industry-leading service levels, Nando was instrumental in delivering the highest revenue and profit in our history.

Kate Gutmann

In 2020, Kate quickly reacted to the dynamics of the pandemic by focusing on risk management to limit UPS's exposure, while at the same time maintaining good customer relationships. Kate focused her efforts on operationalizing our "better not bigger" framework and implemented revenue management strategies. Kate's sales and solutions teams were instrumental in delivering the highest revenue and profit in our Company's history, leaning into small and medium-sized businesses that yielded significant growth. At the beginning of the year, Kate assumed responsibility for our newly-formed healthcare business which posted strong results and positioned us well as vaccine distribution began, with Kate serving as a principal healthcare spokesperson for the Company.

Juan Perez

Juan led the Information Technology and Engineering functions with tremendous agility and responsiveness throughout the year. The IT team provided a seamless way for UPSers to work remotely during the pandemic. Enterprise technology platforms were implemented to modernize Human Resources and Finance, and the customer digital experience for Supply Chain Solutions was improved. Increased automated sort capacity supported record volume, and tools that enabled the dynamic allocation of volume to capacity enabled agile adjustments to constantly changing conditions. He personally invested in our peak preparation, working closely with his counterparts to deliver one of the Company's best peak seasons.

2020 MIP Ownership Incentive Award

One of UPS's core principles is the importance of UPS stock ownership. We encourage employees to maintain a substantial ownership interest in UPS stock through equity compensation programs, including our MIP ownership incentive award. All MIP participants are eligible for an additional ownership incentive award up to the equivalent of one month's salary by maintaining significant ownership of UPS equity securities. The amount of the award is equal to the value of the participant's equity ownership as of December 31 of each year, multiplied by an ownership incentive award percentage set out below, up to a maximum award of one month's salary. The MIP ownership incentive award, to the extent earned, is paid in the same proportion of cash and equity as the MIP performance incentive award.

Ownership levels are determined by totaling the number of UPS shares in the participant's family group accounts and the participant's eligible unvested restricted units and deferred compensation shares. The number of UPS shares determined for purposes of an NEO's ownership level is multiplied by the closing price of a class B share on the NYSE on the last trading day of the year.

Name	Award Percentage	Maximum MIP Ownership Incentive Value($)	Actual MIP Ownership Incentive Award Value($)
Carol B. Tomé	1.25%	104,167	63,577
David P. Abney	1.25%	109,984	109,984
Brian O. Newman	1.50%	62,230	62,230
Nando Cesarone	1.50%	52,245	52,245
Kate M. Gutmann	1.50%	59,904	59,904
Juan R. Perez	1.50%	55,506	55,506

2020 MIP Payout

After assessing the above-described considerations, the Compensation Committee approved the following MIP performance incentive award payouts for each NEO, other than George Willis. George did not receive a 2020 MIP award because he retired prior to the MIP eligibility date.

Name	Target (% of Base Salary)	Target Value($)	Actual Value($)
Carol B. Tomé(1)	165%	1,203,129	1,503,911
David P. Abney	165%	2,177,683	2,722,104
Brian O. Newman	130%	970,788	1,213,485
Nando Cesarone	130%	815,022	1,018,778
Kate M. Gutmann	130%	934,502	1,168,128
Juan R. Perez	130%	865,894	1,082,367

(1) Award was prorated based on hire date. As described above, award was paid entirely in vested class A shares.

2021 MIP Performance Incentive Award Metrics

In order to better align executive compensation with shareowner returns and the Company's strategy going forward, the Committee considered and approved revised performance measures for the Company's 2021 MIP performance incentive award. Consolidated revenue growth will continue to be used as a performance measure, along with two new performance measures; consolidated operating profit and consolidated return on invested capital.

Long-Term Incentive Awards

Our two principal long-term incentive programs, the Long-Term Incentive Performance ("LTIP") award program and the Stock Option program, provide participants with grants of equity-based incentives that are intended to reward performance over a multi-year period and serve as a retention mechanism. The overlapping performance cycles under the LTIP program incentivize sustained financial performance. The Stock Option program rewards stock price appreciation, which is directly linked to shareowner returns.

In 2020, working with its independent compensation consultant, the Committee revised the performance measures for the LTIP program as described below. Prior to 2020, the LTIP performance measures were Growth in Adjusted Consolidated Revenue, Adjusted Return on Invested Capital and Relative Total Shareholder Return. Each performance measure was equally weighted and accounted for one-third of the award payout. Outstanding target awards (under the 2018 and 2019 LTIP award program) continue to be measured under the performance measures in effect when the awards were granted.

Program	Payment Form and Program Type	Performance Measures and/or Value Proposition for 2020 Awards	Program Objectives
LTIP	If earned, RPUs are settled in stock	Adjusted Earnings Per Share Growth	Supports long-term operating plan and business strategy
	If earned, RPUs generally vest at the end of the three-year performance period	Adjusted Free Cash Flow	
		Relative Total Shareowner Return as a modifier	Significant link to shareowner interests
		Value increases or decreases with stock price	
Stock Option	Stock options generally vest 20% per year over five years and have a ten-year term	Value recognized only if stock price appreciates	Significant link to shareowner interests
			Enhance stock ownership and shareowner alignment

Total Long-Term Equity Incentive Award Target Values

LTIP target values are determined based on internal pay comparison considerations and market data regarding total compensation for comparable positions at similarly situated companies. Differences in the target award values are based on varying levels of responsibility among the NEOs. The LTIP target opportunity granted to eligible NEOs in 2020, based upon a percentage of annualized base salary, is shown below.

Name	LTIP Target RPUs (% Base Salary)	Options (% Base Salary)	Total (% Base Salary)
Carol B. Tomé	735	90	825
David P. Abney[1]	300	90	390
Brian O. Newman	550	50	600
Nando Cesarone	450	30	480
Kate M. Gutmann	350	30	380
Juan R. Perez	350	30	380
George A. Willis[2]	450	30	480

(1) Retired as CEO effective May 31, 2020 and from all positions with the Company effective December 31, 2020. The LTIP target opportunity reflects the reduction in responsibilities during the year. Actual award payout, if any, will be prorated based on the number of months worked (12) during the three-year performance period.

(2) Retired in August 2020. Actual award payout, if any, will be prorated based on the number of months worked (8) during the three-year performance period.

LTIP Program

The LTIP program is designed to strengthen the performance-based component of our executive compensation package, enhance retention of key talent, and align the interests of shareowners with the incentive compensation opportunity for executives. Approximately 470 members of our senior management team, including the NEOs, participate in this program. The program improves shareowner alignment and further enhances the long-term focus of the award by establishing longer-term performance goals. Further, the program is designed to combine internal and external relative business performance measures. This combination balanced efforts to motivate and reward the management team for operational and financial success, while ensuring rewards are aligned with shareowner interests and returns.

A target award of RPUs is granted to participants at the beginning of the three-year performance period. The number of RPUs that can be earned by the NEOs under the LTIP award is shown in the Grants of Plan-Based Awards table. The actual number of RPUs that NEOs will receive will be determined following the completion of the performance period, based on achievement of the performance measures described below. The maximum LTIP award that can be earned is 220% of target.

Dividends payable on the number of shares underlying participants' RPUs are allocated in the form of dividend equivalent units ("DEUs"). DEUs are subject to the same conditions as the underlying award. Awards that vest are distributed in shares of class A common stock. Special vesting rules apply to terminations by reason of death, disability or retirement during the performance period, as discussed under "Potential Payments Upon Termination or Change in Control."

As described above, in 2020 the Committee, working with its independent compensation consultant, determined it was appropriate to approve performance measures different than those applicable to prior awards in order to more closely correlate compensation and shareholder returns. The performance measures selected by the Committee for the LTIP awards were adjusted earnings per share growth and adjusted free cash flow. Each measure will be evaluated independently and applied equally in determining final payouts. The final payout percentage for the award will be subject to modification based on the Company's total shareholder return ("RTSR") as a percentile rank relative to the total return on the stocks of the companies listed on the Standard & Poor's 500 Composite Index (the "Index"). A description of each performance measure and the operation of the RTSR modifier follows:

Adjusted Earnings Per Share Growth[1]

Adjusted earnings per share growth measures our success in increasing profitability as compared with targets adopted at the beginning of the performance period. Adjusted earnings per share is determined by dividing the Company's adjusted net income available to common shareowners by the diluted weighted average shares outstanding during the performance period. For this purpose, adjusted net income is determined by reference to our publicly reported adjusted net income. The adjusted earnings per share growth target is the projected average annual adjusted earnings per share growth during each of the years within the applicable performance period. The actual adjusted earnings per share growth for each year of the applicable performance period will be compared to the target and assigned a payout percentage; the average of the three payout percentages will be used to calculate the final payout percentage under this metric. Following the completion of the applicable performance period, the Committee will certify (i) the actual adjusted earnings per share growth for the performance period; (ii) the actual adjusted earnings per share growth for the performance period as compared to the target; and (iii) the final payout percentage for this metric.

Adjusted Free Cash Flow[1]

Adjusted free cash flow measures our ability to generate cash after accounting for capital expenditures. Adjusted free cash flow is determined by reducing the Company's adjusted cash flow from operations by adjusted capital expenditures and proceeds from disposals of fixed assets, and adjusting for net changes in finance receivables, other investing activities and discretionary pension contributions. The adjusted free cash flow target is the projected aggregate adjusted free cash flow generated during the applicable performance period. Following the completion of the applicable performance period, the Committee will certify (i) the actual adjusted free cash flow for the performance period; (ii) the actual adjusted free cash flow for the performance period as compared to the target; and (iii) the final payout percentage for this metric.

Relative Total Shareowner Return

Total shareholder return measures the total return on an investment in UPS stock to an investor (stock price appreciation plus dividends). This total return is compared with the total return on the stock of the companies listed on the Index at the beginning of the applicable performance period. The Committee will assign a percentile rank relative to the companies listed on the Index based on RTSR. Following the completion of the Performance Period, the Committee will certify the Company's RTSR and the payout modifier for that performance period, if any, as follows:

RTSR Percentile Rank Relative to Index	Payout Modifier
Above 75th percentile	+20%
Between 25th and 75th percentile	None
Below 25th percentile	-20%

2020 LTIP Award Grant

After monitoring and considering the economic impact and uncertainty caused by the coronavirus pandemic, and the challenges around long-term forecasting, the Committee made initial 2020 LTIP award grants in May 2020. Based on this uncertainty, the Committee determined it was appropriate to subdivide the three-year performance period for the 2020 LTIP program award into two tranches. The first tranche measured the achievement of the performance targets and the impact of the payout modifier for the portion of the 2020 LTIP performance period from January 1, 2020 through December 31, 2020. The results from this performance period will be used to determine 20% of the RPUs earned under the 2020 LTIP program award. The second tranche will measure the achievement of the performance targets and impact of the payout modifier for the portion of the 2020 LTIP performance period from January 1, 2021 through December 31, 2022. The results from this performance period will be used to determine 80% of the RPUs earned for the 2020 LTIP Program award. The Committee determined it was appropriate to more heavily weight the results from the second tranche of the performance period in order to maximize the at-risk nature of the award.

Because the 2020 LTIP award contains two tranches with separate performance goals, and the performance goals for the 2021-2022 performance period were not approved in 2020, in accordance with generally accepted accounting principles, the grant date fair value of the 2020 LTIP award in the "Stock Awards" column of the Summary Compensation Table below includes only the grant date fair value of the award for the 2020 performance period. The grant date fair value of the 2020 LTIP award attributable to the 2021-2022 performance period will be included in this table next year, as applicable. Furthermore, the target and maximum number of RPUs that can be earned by the NEOs under the 2020 LTIP award shown in the Grants of Plan-Based Awards table only includes 20% of the of the total target and calculated maximum RPUs awarded under the 2020 LTIP award. The actual number of RPUs that NEOs will receive will be determined following the completion of the full three-year performance period. The remaining 80% of the 2020 LTIP award RPUs that can be earned by the NEOs will be included in this table next year.

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(1) Non-GAAP financial measures. We believe that these non-GAAP measures are appropriate for the determination of our incentive compensation award results because they exclude items that may not be indicative of, or are unrelated to, our underlying operations and provide a useful baseline for analyzing trends in our underlying business. Non-GAAP financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting. Therefore, our non-GAAP financial information may not be comparable to similarly titled measures reported by other companies.

2018 LTIP Award Payout

In 2018, the Committee granted LTIP awards with a three-year performance period to the NEOs who were employees of the Company at that time. The performance metrics for the 2018 LTIP awards were growth in adjusted consolidated revenue, adjusted operating return on invested capital and RTSR, each as described in our proxy statement for our 2019 annual meeting of shareowners. Each of the three metrics was evaluated independently and applied equally in determining award payouts; as described above, for the 2018 LTIP awards, RTSR was a performance metric and not a modifier. The performance targets and actual results for the completed performance period for the 2018 LTIP awards are set out below. The total payout for the 2018 LTIP award was 142% of target. RPUs awarded under the 2018 LTIP are considered earned and vested.



Growth in Adjusted Consolidated Revenue*

200%
130%
Payout Range
100%
50%
No Payout
Min
Target
Max
1.6%
6.4%
8.4%
9.6%
Final Result
Performance Range

Adjusted Operating Return on Invested Capital*

200%
Payout Range
100%
95%
50%
No Payout
Min
Target
Max
19.8%
24.3%
24.7%
29.6%
Final Result
Performance Range

Relative Total Shareowner Return

200%
200%
Payout Range
100%
50%
No Payout
Min
Target
Max
25th
50th
75th
77th
Final Result
Performance Range

Actual Payout for 2018 LTIP Award as a Percent of Target

142%

* Growth in adjusted consolidated revenue was calculated on a constant currency basis using 2018 levels as the baseline. Adjusted consolidated revenue excluded the impact of a new revenue recognition standard under GAAP. Adjusted operating return on invested capital was adjusted for the impact of new pension accounting standards, new lease accounting standards, legal contingency and expense charges, and capital expenditures associated primarily with network expansion.

Stock Option Program and 2020 Stock Option Awards

The Committee believes that stock options provide significant incentives, as a direct link between Company performance and maximization of shareowner value. The option holder receives value only if our stock price increases. Stock options also have retention value; the option holder will not receive value from the options unless he or she remains employed during the vesting period. Stock options generally vest 20% per year over five years and expire ten years from the date of grant. Unvested stock options vest automatically upon termination of employment because of death, disability or retirement. In light of the five-year vesting schedule, we do not maintain additional holding period requirements. Grants do not include dividend equivalents or any reload features. The number of stock options granted to the NEOs in 2020 is shown in the Grants of Plan-Based Awards table.

Employment Transition Payments and Retention Arrangements

Generally, we do not pay discretionary bonuses in cash or stock, or make other discretionary payments, to our executives. In recent periods, however, in order to attract and retain senior executive talent to participate in the transformation of our business, the Committee determined it was appropriate to make certain limited payments to external executives hired to the Company's Executive Leadership Team. A portion of the payments to the external hires were made to compensate the executives for compensation forfeited at their prior employers and transition them into our incentive programs. In addition, in connection with hiring of a new CEO in 2020, the Committee determined it was appropriate to provide certain incentives to various executive officers in order to provide for the retention of their services through a transition period.

In connection with his announced retirement and in order to assist with the transition of matters through his retirement date and in view of his ongoing services, on March 11, 2020, UPS entered into an agreement (the "Transition Agreement") with David Abney. Pursuant to the Transition Agreement, David received his base salary through his retirement date and received a 2020 MIP target award valued at 165% of base salary. In addition, he received a 2020 LTIP target award valued at 300% of base salary. The Transition Agreement includes customary non-competition, non-solicitation and non-disparagement covenants in favor of the Company.

Under the terms of his 2019 employment offer letter described below, Brian Newman was entitled to: (i) a grant of RSUs with a value of $5,500,000, which vested in March 2020; (ii) a performance-based cash award with a target value of $3,000,000, payable in equal installments in March 2021 and March 2022, with the actual payout based on the Company's performance

under the LTIP for periods ending December 31, 2020 and December 31, 2021, respectively; and (iii) a cash transition payment of $600,000 paid in March 2020. These amounts are subject to repayment on a prorated basis if Brian Newman resigns without "good reason" or is terminated for "cause" within 36 months following his September 2019 start date.

As described above, in order to provide for the retention of the services of certain executive officers in connection with our CEO transition, in May 2020, we entered into retention arrangements with each of Nando Cesarone, Kate Gutmann, Juan Perez and George Willis. The Committee initially intended that these agreements contain both performance and time vesting components, and that the performance components be different than the metrics under our MIP and LTIP programs. Due to the ongoing uncertainty created by the COVID-19 pandemic and the importance of the retention agreements to the Company, the Committee ultimately determined that the awards would be solely time based. Nando Cesarone, Kate Gutmann and Juan Perez each received $3.0 million in RSUs which vest as follows: 25% on May 13, 2021, 25% on May 13, 2022 and 50% on May 13, 2023, provided they remain an employee of UPS through the applicable vesting date. George Willis entered into an agreement pursuant to which he was granted $4.0 million in RSUs which would have vested had he remained employed by the Company through the above vesting dates; however, he forfeited the right to any payment under this agreement upon his retirement. In accordance with the rules and regulations of the SEC, the full value of these unvested awards is included in each individual's 2020 compensation as reported in the Summary Compensation Table below. These agreements contain customary non-competition, non-solicitation and non-disclosure covenants in favor of the Company.

Benefits and Perquisites

The benefits and perquisites provided to our NEOs are not a material part of executive compensation and are largely limited to those offered to our employees generally, or that we otherwise believe are necessary or appropriate to attract and retain executive talent. We believe certain perquisites help facilitate our NEOs' ability to carry out their responsibilities, maximize working time and minimize distractions. Additional information on these benefits can be found in the program descriptions below. In addition, in 2020 the Company approved the use of corporate chartered aircraft by Brian Newman for personal reasons, which is not expected to be a

regular practice. This approval was directly related to the COVID-19 pandemic and the Company's belief that Brian should not travel by commercial aircraft at that time.

The UPS 401(k) Savings Plan

Participation in the UPS 401(k) Savings Plan is offered to all U.S.-based employees who are not subject to a collective bargaining agreement and who are not eligible to participate in another savings plan sponsored by UPS or one of its subsidiaries. We generally match 50% of up to 5% of eligible pay contributed to the UPS 401(k) Savings Plan for eligible employees hired on or before December 31, 2007, 100% of up to 3.5% of eligible pay contributed to the plan for eligible employees hired on or after January 1, 2008, and 50% of up to 6% of eligible pay contributed to the plan for employees hired on or after July 1, 2016. The match is paid in shares of class A common stock. Effective for newly eligible plan participants on or after July 1, 2016, we also generally provide a Retirement Contribution based on years of service and expressed as a percentage of eligible compensation (5% for 0-4 years, 6% for 5-9 years, 7% for 10-14 years and 8% for 15 or more years).

Qualified and Non-Qualified Pension Plans

Certain executive officers are eligible to participate in our qualified retirement program, the UPS Retirement Plan. Benefits payable under the plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Excess Coordinating Benefit Plan, which is a non-qualified restoration plan designed to replace the amount of benefits limited under the tax-qualified plan. Without the Excess Coordinating Benefit Plan, the executive officers would receive a lower benefit as a percent of final average earnings than the benefit received by other participants in the UPS Retirement Plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

Financial Planning Services

Our executive officers are eligible for a financial services benefit. The Company reimburses fees from financial and tax service providers up to $15,000 per year, including the cost of personal excess liability insurance coverage.

Executive Health Services

UPS's business continuity is best facilitated by avoiding any prolonged or unexpected absences by members of its senior management team. In 2020, executive officers were offered certain executive health services, including comprehensive physical examinations.

Discounted Employee Stock Purchase Plan

We have maintained a Discounted Employee Stock Purchase Plan since 2001. The plan provides all U.S.-based employees, including the NEOs, and some internationally based employees, with the opportunity to purchase up to $10,000 in our class A common stock annually at a discount to the market price. The plan complies with Section 423 of the Internal Revenue Code. Our class A common stock may be acquired under the plan at a purchase price equal to 95% of the fair market value of the shares on the last day of each calendar quarter. Share purchases are made on a quarterly basis.

Other Compensation and Governance Policies

Stock Ownership Guidelines

CEO	= 8x annual salary
Other Executive Officers	= 5x annual salary
Directors	= 5x annual retainer

In furtherance of one of UPS's core principles relating to the importance of UPS stock ownership, we maintain stock ownership guidelines that apply to executive officers and members of the board. Shares of class A common stock (excluding any pledged shares), deferred units and vested and unvested RSUs and RPUs awarded under our equity incentive plans are considered owned for purposes of calculating ownership. Executive officers and directors are expected to reach target ownership within five years of the date that the executive officer or director became subject to the guideline.

As of December 31, 2020, all of the NEOs who have been subject to the guidelines for at least five years exceeded their target stock ownership. In addition, all of our non-employee directors who have been subject to the stock ownership guidelines for at least five years exceeded their target stock ownership. RSUs are required to be held by non-employee directors until separation from the board.

Hedging and Pledging Policies

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Additionally, we have adopted a policy prohibiting our directors and executive officers from entering into pledges of UPS securities, including using UPS securities as collateral for a loan and holding UPS securities in margin accounts. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Clawback Policy

Our incentive compensation plans contain clawback provisions for all awards granted under the plans. If the Committee determines that financial results used to determine the amount of any award are materially restated, and that an executive officer engaged in fraud or intentional misconduct, we may seek repayment or recovery of the award from that executive officer. This clawback applies to all outstanding awards granted under our current and prior incentive plans. The 2021 Plan also includes clawback provisions.

Employment and Severance Arrangements; Change in Control Payments

The board believes that UPS has created a culture where long tenure for executives is the norm. As a result, we do not enter into agreements providing for the continuation of employment of an executive, or separate change in control agreements with any of our executive officers, including our NEOs, or other U.S.-based non-union employees.

However, in recent periods, in order to attract and retain senior executive talent to participate in the transformation of our business and in furtherance of the board's succession planning efforts, we have deemed it appropriate to enter into a limited number of employment offer letters, transition agreements and retention arrangements. These offer letters and retention arrangements set out certain compensation terms in connection with the individual's employment by UPS, but provide that employment is on an at-will basis. Some of the compensation described in the employment offer letters was designed to compensate the executives for compensation forfeited at their prior employers and transition them into our incentive programs. The potential compensation provided by the retention arrangements to certain NEOs is intended to further incentivize those officers to continue their employment with UPS. Transition agreements and retention arrangements have been utilized as a part of our succession planning process to help enable smooth leadership transitions.

In connection with her appointment as Chief Executive Officer, on March 11, 2020, the Company entered into an employment offer letter with Carol Tomé. The offer letter provides for: (i) an annual base salary of $1,250,000; (ii) a MIP award target of 165% of base salary, which for 2020 was prorated and payable in vested Class A common stock; (iii) a LTIP program award target of 735% of base salary; and (iv) a stock option grant target of 90% of base salary. Carol also entered into a protective covenant agreement, which protects UPS's confidential information and includes non-competition and non-solicitation covenants in favor of UPS. It also provides her with continued payment of her base salary for up to 24 months if her employment is terminated by UPS without "cause" within two years following her start date. In the event she is terminated without cause after the first two years of employment, the Company is obligated to make such payments if it elects to enforce post-termination non-compete covenants connected to those agreements.

For a description of the transition agreement entered into with David Abney, see "Employment Transition Payments" above.

Under Brian Newman's 2019 offer letter, he became entitled to: (i) a grant of UPS restricted stock units with a value of $5,500,000, which vested in March 2020; (ii) a performance-based cash award with a target value of $3,000,000, payable in equal installments in March 2021 and March 2022, with the actual payout based on the Company's performance under the LTIP for periods ending December 31, 2020 and December 31, 2021, respectively; and (iii) a cash transition payment of $600,000 paid in March 2020. These amounts are subject to repayment on a prorated basis if he resigns without "good reason" or is terminated for "cause" within 36 months following his September 2019 start date. This offer letter also sets out annual base salary levels, eligibility to participate in the MIP, LTIP and Stock Option programs, and eligibility for relocation benefits and other employee benefits, all consistent with those received by our other senior executives.

In connection with the entry into the offer letter, Brian Newman entered into a protective covenant agreement with us which, in the event he is terminated without cause during the first two years of employment, provides for separation pay equal to two years' salary. In the event he is terminated without cause after the first two years of employment, the Company is obligated to make such payments if it elects to enforce post-termination non-compete covenants connected to those agreements. Brian is also entitled to the continued vesting of his performance-based cash award (see "Employment Transition Payments" described above).

Under the terms of the retention arrangements with Nando Cesarone, Kate Gutmann and Juan Perez, each entered into customary non-competition, non-solicitation and non-disclosure agreements in favor of the Company. In the event that any of them are terminated without cause or resign for "good reason", their RSU awards will continue to vest on the schedule set out above. George Willis also entered into a similar agreement in favor of the Company.

All outstanding equity awards that are continued or assumed by a successor entity in connection with a change in control require a "double trigger" in order for vesting to accelerate; that is, they also require a qualifying termination of employment prior to any acceleration of vesting.

Equity Grant Practices

Grants of awards to executive officers under all of our equity incentive programs are approved by the Compensation Committee. Stock options have an exercise price equal to the NYSE closing market price on the date of grant.

Consideration of Previous "Say on Pay" Voting Results

Our shareowners have the opportunity to vote annually, on an advisory basis, to approve the compensation of our NEOs as set out in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in the proxy statement. See "Proposal 2 – Advisory Vote to Approve Named Executive Officer Compensation." In the most recent advisory vote on executive compensation, taken at the 2020 Annual Meeting of Shareowners, over 88% of votes cast approved our NEO compensation as described in our 2020 Proxy Statement. The Compensation Committee carefully considered the results of this vote as well as many other factors in determining the structure and operation of our executive compensation programs. In addition, we regularly engage with our shareowners on ESG matters, including executive compensation matters. We use the results of these engagements to inform board discussions on our corporate governance policies and pay practices.

Summary Compensation Table

The following table sets forth the compensation for our NEOs. As described under "2020 LTIP Program" in the Compensation Discussion and Analysis above, as a result of circumstances arising from the COVID-19 pandemic, 2020 LTIP program awards were granted with two separate performance periods. In accordance with generally accepted accounting principles, amounts in the "Stock Awards" column of the Summary Compensation Table reflect only a portion of the target value granted to the NEOs under such awards.

We do not believe amounts in the Summary Compensation Table are completely representative of the value granted to our NEOs in 2020. Therefore, following the Summary Compensation Table, we have presented a Supplemental 2020 Compensation Table including 100% of the target value of the 2020 LTIP awards.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Carol B. Tomé Chief Executive Officer	2020	729,169	—	1,833,812	1,125,010	—	—	84,919	3,772,910
David P. Abney Retired Chief Executive Officer	2020	1,310,199	—	1,411,585	1,153,237	944,029	627,803	395,277	5,842,130
	2019	1,272,042	—	11,670,956	1,119,650	317,496	3,619,574	31,207	18,030,925
	2018	1,234,992	—	10,459,956	1,087,039	937,739	1,311,718	29,432	15,060,876
Brian O. Newman Chief Financial Officer	2020	741,321	600,000	991,596	362,505	2,555,238	—	96,784	5,347,444
	2019	212,898	—	5,500,084	—	—	—	27,139	5,740,121
Nando Cesarone President, U.S. Operations	2020	606,495	—	3,699,097	163,548	357,008	—	60,728	4,886,876
Kate M. Gutmann Chief Sales and Solutions Officer	2020	688,896	—	3,664,545	179,714	409,344	354,807	19,322	5,316,628
Juan R. Perez Chief Information and Engineering Officer	2020	644,352	—	3,642,589	173,760	379,291	336,592	29,922	5,206,506
George A. Willis Retired President, U.S. Operations	2020	466,680	—	4,850,591	171,959	—	898,339	125,939	6,513,508

(1) This column represents the salary earned during the portion of the year that the executive was employed. Carol Tomé joined the Company as CEO in June 2020.

(2) See "Employment Transition Payments and Retention Arrangements" and "Employment and Severance Arrangements; Change in Control Payments" in the Compensation Discussion and Analysis for a description of compensation in connection with Brian Newman's hiring.

(3) The values for stock awards in this column represent the aggregate grant date fair value for the stock awards granted in the applicable year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. These awards include LTIP RPUs, MIP RPUs, MIP class A shares and the special grant of RSUs made to Brian Newman, Nando Cesarone, Kate Gutmann and Juan Perez. As described above, the grant date fair value of the 2020 LTIP awards includes only the portion of that award for the 2020 performance period. These awards also include the special grant of RSUs made to George Willis, which he forfeited upon his retirement. Awards with performance conditions are valued based on the probable outcome of the performance condition as of the grant date for the award. Information about the assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2020 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on Company performance and the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis."

In accordance with SEC rules, we also are required to disclose the grant date fair value for awards with performance conditions assuming maximum performance. The grant date fair value for the 2020 LTIP RPU awards, assuming maximum performance for the portion of that award for the 2020 performance period, is as follows: Tomé — $4,034,387; Abney — $1,708,411; Newman — $1,772,126; Cesarone — $1,090,254; Gutmann — $931,813; Perez — $900,923; and Willis — $1,399,957.

(4) The values for stock option awards represent the aggregate grant date fair value for the option awards granted in the applicable year, computed in accordance with FASB ASC Topic 718. The assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2020 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis" section.

(5) Represents the cash portion of the MIP performance incentive award and the MIP ownership incentive award. For a description of the MIP, see "Compensation Discussion and Analysis." The MIP ownership incentive award was paid at 100% of target (one month's salary) for each eligible NEO who met or exceeded his or her target ownership level in the same proportion that the MIP award is paid. Also, for Brian Newman, represents the portion of the performance-based cash award granted under his employment offer letter.

(6) Represents an estimate of the annual increase in the actuarial present value of the NEOs' accrued benefit under our retirement plans for the applicable year, assuming retirement at age 60 (or current age, if later). See "Executive Compensation — 2020 Pension Benefits" for additional information, including assumptions used in this calculation. The change in pension value can be impacted by a number of factors, including additional credited service, changes in amounts of compensation covered by the benefit formula, plan amendments and assumption changes.

(7) All other compensation consisted of the following:

Name	401(k) Plan Retirement Contribution[1]($)	Restoration Savings Plan Contribution[2]($)	401(k) Plan Match ($)	Life Insurance Premiums ($)	Financial Planning Services ($)	Healthcare Benefits ($)	Other($)	Total ($)
Carol B. Tomé[3]	—	—	3,125	5,544	15,000	—	61,250	84,919
David P. Abney[4]	—	—	7,125	19,205	8,009	6,278	354,660	395,277
Brian O. Newman[5]	10,645	—	8,550	1,908	15,000	6,278	54,403	96,784
Nando Cesarone	22,400	9,645	7,125	1,001	14,279	6,278	—	60,728
Kate M. Gutmann	—	—	7,125	1,763	4,156	6,278	—	19,322
Juan R. Perez	—	—	7,125	1,640	14,879	6,278	—	29,922
George A. Willis[6]	—	—	7,125	2,072	9,544	6,278	100,920	125,939

(1) For eligible plan participants hired after July 1, 2016, we generally provide a retirement contribution based on years of service.

(2) For eligible plan participants hired after July 1, 2016, benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan.

(3) Other column consists of payments made for independent director service prior to being appointed CEO, which payments are also included in the "Fees Earned or Paid in Cash" column of the Director Compensation table.

(4) Other column consists of additional restoration amount under the Excess Coordinating Benefit Plan as described above.

(5) Other column consists of relocation expenses ($42,024) and the value of special use of corporate chartered aircraft for personal reasons ($12,379). These amounts were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the individual, as applicable.

(6) Other column consists of unused vacation pay out as required under California law ($40,386) and additional restoration amount ($60,534) under the Excess Coordinating Benefit Plan as described above.

Supplemental 2020 Compensation Table

The table below includes 100% of the target value of the 2020 LTIP awards in the "Stock Awards" column as if the entire target value was calculated and included in 2020 compensation in accordance with generally accepted accounting principles. We believe this table is more representative of our NEOs' 2020 compensation than the Summary Compensation Table above. For ease of reference, we have highlighted the columns that differ from the 2020 amounts in the Summary Compensation Table. This table should not be viewed as a substitute for the required Summary Compensation Table above.

Name	Salary ($)	Bonus ($)	Stock Awards ($)	Stock Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Carol B. Tomé	729,169	—	$9,169,061	1,125,010	—	—	84,919	11,108,159
David P. Abney	1,310,199	—	$4,517,786	1,153,237	944,029	627,803	395,277	8,948,331
Brian O. Newman	741,321	600,000	$4,213,644	362,505	2,555,238	—	96,784	8,569,492
Nando Cesarone	606,495	—	$5,681,376	163,548	357,008	—	60,728	6,869,155
Kate M. Gutmann	688,896	—	$5,358,750	179,714	409,344	354,807	19,322	7,010,833
Juan R. Perez	644,352	—	$5,280,631	173,760	379,291	336,592	29,922	6,844,548
George A. Willis	466,680	—	$7,395,968	171,959	—	898,339	125,939	9,058,885

Grants of Plan-Based Awards

The following table provides information about plan-based awards granted during 2020 to each of the NEOs. As discussed above, in accordance with generally accepted accounting principles, amounts in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column and the "Grant Date Fair Value of Stock and Options Awards" column below reflect only a portion of the 2020 LTIP target value granted to the NEOs.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
Carol B. Tomé	6/1/2020	3/11/2020	—	—	—	0	18,508	40,718	—	—	—	1,833,812
	6/1/2020	3/11/2020	—	—	—	—	—	—	—	101,261	99.28	1,125,010
David P. Abney	—		—	725,894	1,666,667	—	—	—	—	—	—	—
	5/13/2020		—	—	—	0	8,473	18,641	—	—	—	776,550
	2/12/2020		—	—	—	—	—	—	—	96,667	105.54	1,153,237
	2/12/2020		—	—	—	—	—	—	6,017	—	—	635,034
Brian O. Newman	—		—	323,596	1,666,667	—	—	—	—	—	—	—
	5/13/2020		—	—	—	0	8,789	19,336	—	—	—	805,512
	2/12/2020		—	—	—	—	—	—	—	30,386	105.54	362,505
	2/12/2020		—	—	—	—	—	—	1,763	—	—	186,084

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Nando Cesarone	—		—	271,674	1,666,667	—	—	—	—	—	—	—
	5/13/2020		—	—	—	0	5,407	11,896	—	—	—	495,570
	2/12/2020		—	—	—	—	—	—	—	13,709	105.54	163,548
	2/12/2020		—	—	—	—	—	—	1,928	—	—	203,481
	5/13/2020		—	—	—	—	—	—	33,062	—	—	3,000,046
Kate M. Gutmann	—		—	311,501	1,666,667	—	—	—	—	—	—	—
	5/13/2020		—	—	—	0	4,621	10,167	—	—	—	423,551
	2/12/2020		—	—	—	—	—	—	—	15,064	105.54	179,714
	2/12/2020		—	—	—	—	—	—	2,283	—	—	240,948
	5/13/2020		—	—	—	—	—	—	33,062	—	—	3,000,046
Juan R. Perez	—		—	288,631	1,666,667	—	—	—	—	—	—	—
	5/13/2020		—	—	—	0	4,468	9,830	—	—	—	409,511
	2/12/2020		—	—	—	—	—	—	—	14,565	105.54	173,760
	2/12/2020		—	—	—	—	—	—	2,208	—	—	233,032
	5/13/2020		—	—	—	—	—	—	33,062	—	—	3,000,046
George A. Willis	—		—	—	—	—	—	—	—	—	—	—
	5/13/2020		—	—	—	0	6,943	15,275	—	—	—	636,344
	2/12/2020		—	—	—	—	—	—	—	14,414	105.54	171,959
	2/12/2020		—	—	—	—	—	—	2,030	—	—	214,246
	5/13/2020		—	—	—	—	—	—	44,082	—	—	4,000,001

(1) Reflects, as applicable, the target and maximum values of the cash portion of the 2020 MIP performance incentive award for each NEO. A participant's first MIP performance incentive award is paid entirely in vested class A stock. The potential payments for the MIP performance incentive award are performance-based and therefore at risk. The MIP is described in the "Compensation Discussion and Analysis."

(2) Potential number of RPUs that could be earned under the 2020 LTIP, solely for the 2020 performance period, if the target or maximum performance goals are attained. Does not include potential number of units that could be earned for the 2021 – 2022 performance period under the 2020 LTIP award.

(3) Represents the number of RPUs or shares of class A stock granted in 2020 pursuant to the 2019 MIP. For Nando Cesarone, Kate Gutmann and Juan Perez, also represents (in the last row for each such NEO) a special grant of RSUs. For George Willis, also represents (in his last row) the special grant of RSUs that he forfeited upon his retirement.

(4) Number of stock options granted under the Stock Option program in 2020.

(5) Grant date fair value under FASB ASC Topic 718 of the LTIP RPUs, MIP RPUs, stock options and the special RSU awards, as applicable, granted to each of the NEOs in 2020. Fair values are calculated using the NYSE closing price of UPS stock on the date of grant for RPUs and RSUs, and the Black-Scholes option pricing model for stock options. The grant date fair value of the units granted under the 2020 LTIP, which have performance conditions, are computed based on the probable outcome of the performance conditions for the 2020 performance period and does not include the grant date fair value of the units based on the probable outcome of the performance conditions for the 2021-2022 performance period. There can be no assurance that any value will ever be realized.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by exercisable options, unexercisable options, and unvested RSUs and RPUs held by the NEOs on December 31, 2020.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Carol B. Tomé	—	101,261	99.28	6/1/2020	6/1/2030				
								93,719	15,782,280
David P. Abney	9,461	—	82.87	3/1/2013	3/1/2023				
	7,372	—	96.98	3/4/2014	3/4/2024				
	24,907	—	101.93	3/2/2015	3/2/2025				
	21,305	5,327	98.77	3/2/2016	3/2/2026				
	30,092	7,524	106.86	9/16/2016	9/16/2026				
	43,076	28,718	106.87	3/1/2017	3/1/2027				
	28,531	42,797	106.43	3/1/2018	3/1/2028				
	13,622	54,651	111.80	2/14/2019	2/14/2029				
	—	96,667	105.54	2/12/2020	2/12/2030				
						20,791	3,501,162	135,530	22,823,252
Brian O. Newman	—	30,386	105.54	2/12/2020	2/12/2030				
								44,994	7,576,990
Nando Cesarone	—	573	98.77	3/2/2016	3/2/2026				
	—	1,470	106.87	3/1/2017	3/1/2027				
	—	2,270	106.43	3/1/2018	3/1/2028				
	—	1,898	104.45	3/22/2018	3/22/2028				
	—	6,766	111.80	2/14/2019	2/14/2029				
	—	13,709	105.54	2/12/2020	2/12/2030				
						37,004	6,231,507	43,653	7,351,165
Kate M. Gutmann	2,726	—	96.98	3/4/2014	3/4/2024				
	6,974	—	101.93	3/2/2015	3/2/2025				
	6,082	1,521	98.77	3/2/2016	3/2/2026				
	6,118	4,080	106.87	3/1/2017	3/1/2027				
	4,033	6,050	106.43	3/1/2018	3/1/2028				
	1,940	7,764	111.80	2/14/2019	2/14/2029				
	—	15,064	105.54	2/12/2020	2/12/2030				
						41,062	6,914,818	41,985	7,070,274
Juan R. Perez	5,820	1,455	98.77	3/2/2016	3/2/2026				
	5,827	3,885	106.87	3/1/2017	3/1/2027				
	3,934	5,902	106.43	3/1/2018	3/1/2028				
	1,893	7,573	111.80	2/14/2019	2/14/2029				
	—	14,565	105.54	2/12/2020	2/12/2030				
						40,452	6,812,103	40,752	6,862,637
George A. Willis	—	—	—						
						4,299	723,874	17,349	2,921,572

(1) Stock options vest over a five-year period with 20% of the option vesting at each anniversary date of the grant. All options expire ten years from the date of grant. Under the terms of our equity incentive plans, unvested stock options become fully vested on the retirement date for the NEOs if they meet certain service requirements.

(2) Unvested stock awards in this column include RPUs granted as part of the MIP in 2016, 2017 and 2018 that vest over a five-year period with approximately 20% of the award vesting on January 15 of each year. The RPUs granted as part of the MIP in 2020 vest one year after the grant date. Also includes the special grant of RSUs to Nando Cesarone, Kate Gutmann and Juan Perez on May 13, 2020 that had not vested at December 31, 2020. Values are rounded to the closest unit.

(3) Market value based on NYSE closing price of the class B common stock on December 31, 2020 of $168.40.

(4) Represents the potential units to be earned under the 2019 LTIP award (for the three-year performance period ending December 31, 2021), the 2020 LTIP award (for the three-year performance period ending December 31, 2022), and any dividend equivalent units allocated since the grants were made. Assumes target performance goals will be met for all performance periods.

Option Exercises and Stock Vested

The following table sets forth the subject number of shares and corresponding value realized during 2020 regarding options that were exercised, and restricted stock units and restricted performance units that vested, for each NEO.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Carol B. Tomé	—	—	—	—
David P. Abney	—	—	109,750	16,928,813
Brian O. Newman	—	—	45,766	4,312,487
Nando Cesarone	5,963	323,537	21,605	3,295,756
Kate M. Gutmann	10,072	802,009	26,614	3,957,399
Juan R. Perez	—	—	24,804	3,726,654
George A. Willis	35,501	2,319,133	21,543	3,239,305

(1) The numbers in this column represents the 2018 LTIP award settled in the form of RPUs that vested on December 31, 2020; approximately 20% of the MIP RPUs granted in each of 2016, 2017 and 2018 that vested on January 15, 2020; and the RSU award to Brian Newman that vested in 2020. Vested RPU awards and RSU awards are distributed to participants in an equivalent number of shares of class A common stock.

(2) The value shown is based on the NYSE closing price of the class B common stock on December 31, 2020, the date the RPUs granted under the 2018 LTIP award and portions of the MIP RPUs granted in each of 2016, 2017 and 2018, vested, of $168.40 per share; and March 15, 2020, the date the special RSU award to Brian Newman vested, of $94.23 per share.

Pension Benefits

The following table quantifies the pension benefits expected to be paid to each NEO from the UPS Retirement Plan and the UPS Excess Coordinating Benefit Plan as of December 31, 2020. The terms of each are described below.

Name	Plan Name	Number of Years Credited Service(#)[2]	Present Value of Accumulated Benefit($)[3]	Payments During Last Fiscal Year($)
Carol B. Tomé[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
David P. Abney	UPS Retirement Plan	46.8	2,576,101	—
	UPS Excess Coordinating Benefit Plan	46.8	14,906,519	—
	Total	—	17,482,620	—
Brian O. Newman[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Nando Cesarone[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Kate M. Gutmann	UPS Retirement Plan	31.0	1,753,816	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	1,753,816	—
Juan R. Perez	UPS Retirement Plan	31.0	1,798,913	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	1,798,913	—
George A. Willis	UPS Retirement Plan	35.9	2,235,671	36,331
	UPS Excess Coordinating Benefit Plan	35.9	2,487,092	—
	Total	—	4,722,763	36,331

(1) Not eligible to participate in the UPS Retirement Plan or the UPS Excess Coordinating Benefit Plan.

(2) Represents years of service as of December 31, 2020 for all plans.

(3) Represents the total discounted value of the monthly lifetime benefit earned at December 31, 2020, assuming the individual continues in service and retires at age 60 or at the executive's actual age, if later. The present value is not the monthly or annual lifetime benefit that would be paid to the individual. The present values are based on discount rates of 2.77% and 3.06% for the UPS Retirement Plan and UPS Excess Coordinating Benefit Plan, respectively, at December 31, 2020. The present values assume no pre-retirement mortality and utilize the Pri-2012 healthy mortality table with adjusted mortality improvement after 2012 (no collar for the UPS Retirement Plan and white collar for the UPS Excess Coordinating Benefit Plan), with mortality improvements after 2012 using the MP-2020 projection scale adjusted to converge to 0.5% in 2025 on the RPEC model.

Pension Benefits

The UPS Retirement Plan is non-contributory and includes substantially all eligible employees of participating domestic subsidiaries who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. The UPS Retirement Plan was closed to new entrants as of July 1, 2016.

UPS also sponsors a non-qualified defined benefit plan, the UPS Excess Coordinating Benefit Plan, for non-union employees whose pay and benefits in the qualified plan are limited by the Internal Revenue Service. An employee must be at least age 55 with 10 years of service to be eligible to participate in this plan. In the year that an individual first becomes eligible to participate in the UPS Excess Coordinating Benefit Plan, there is an increase for the participant for that year equal to the full present value of the participant's accrued benefit in the plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

The UPS Retirement Plan and UPS Excess Coordinating Benefit Plan provide monthly lifetime benefits to participants and their eligible beneficiaries based on final average compensation at retirement, service with UPS and age at retirement. Participants may choose to receive a reduced benefit payable in an optional form of an annuity that is equivalent to the single lifetime benefit.

The plans provide monthly benefits based on the results from up to four benefit formulas. Participants receive the largest benefit from among the applicable benefit formulas. For Kate Gutmann, Juan Perez and George Willis, the formula that results in the largest benefit is called the "grandfathered integrated formula." This formula provides retirement income equal to 58.33% of final average compensation, offset by a portion of the Social Security benefit. A participant with less than 35 years of benefit service receives a proportionately lesser amount. For David Abney, the formula that results in the largest benefit is called the "integrated account formula." This formula provides retirement income equal to 1.2% of final average compensation plus 0.4% of final average compensation in excess of the Social Security Wage Base times years of benefit service.

Participants earn benefit service for the time they work as an eligible UPS employee. For purposes of the formulas, compensation includes salary and an eligible portion of the MIP award. The average final compensation for each participant in the plans is the average covered compensation of the participant during the five highest consecutive years out of the last ten full calendar years of service.

Benefits payable under the UPS Retirement Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed and adjusted from time to time by the Internal Revenue Service. Eligible amounts exceeding these limits will be paid from the UPS Excess Coordinating Benefit Plan. Under this plan, participants receive the benefit in the form of a life annuity.

The plans permit participants with 25 or more years of benefit service to retire as early as age 55 with only a limited reduction in the amount of their monthly benefits. Each of the NEOs would be eligible to retire at age 60 and receive unreduced benefits from the plans. In addition, the plans allow participants with ten years or more of service to retire at age 55 with a larger reduction in the amount of their benefit. George Willis retired on August 31, 2020, as a result his benefits were reduced by 13%. As of December 31, 2020, David Abney was eligible for early retirement with unreduced benefits.

Non-Qualified Deferred Compensation

The following table shows the executive and Company contributions or credits, earnings and account balances for the NEOs in the UPS Deferred Compensation Plan and UPS Restoration Savings Plan for 2020.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
Carol B. Tomé	UPS Deferred Compensation Plan	61,250	—	407,219	—	3,573,204
David P. Abney	UPS Deferred Compensation Plan	—	—	1,293,335	—	4,567,228
Brian O. Newman	—	—	—	—	—	—
Nando Cesarone	UPS Restoration Savings Plan	—	9,645	—	—	9,645
Kate M. Gutmann	UPS Deferred Compensation Plan	—	—	135,095	—	437,831
Juan R. Perez	UPS Deferred Compensation Plan	157,991	—	198,347	—	1,031,296
George Willis	UPS Deferred Compensation Plan	21,749	—	120,255	—	689,807

(1) For Carol Tomé, represents deferral of non-employee director fees as also reported in the "All Other Compensation" column of the Summary Compensation Table; for Juan Perez and George Willis, represents deferral of base salary. Amounts are also disclosed in the "Salary" column of the Summary Compensation Table.

(2) Amount of Company credits to the UPS Restoration Savings Plan, which amounts are also disclosed in the "All Other Compensation" column of the Summary Compensation Table.

(3) Certain amounts in this column represent salary, bonus or stock options contributed by the NEO to the plans in prior years as follows: Tomé — $1,822,500 Abney —$1,122,198; Newman – $0; Cesarone — $0; Gutmann — $118,149; Perez — $496,614; and Willis - $263,652.

The deferred compensation vehicles in the UPS Deferred Compensation Plan and the UPS Restoration Savings Plan are described below. Not all of the NEOs participate in each feature of the UPS Deferred Compensation Plan.

Salary Deferral Feature

- Prior to December 31, 2004, contributions could be deferred from executive officers' monthly salary and from their half-month bonus.

- Prior to December 31, 2004, non-employee directors could defer retainer and meeting fees quarterly. Assets from the discontinued UPS Retirement Plan for Outside Directors were transferred to the 2004 and Before Salary Deferral Feature in 2003.

- No contributions were permitted after December 31, 2004, except as described below.

- After December 31, 2004, executive officers may defer 1% to 35% of their monthly salary and 1% to 100% of the cash portion of the MIP award. They may also defer excess pre-tax contributions if the UPS 401(k) Savings Plan fails the annual average deferral percentage test.

- Non-employee directors may defer retainer fees quarterly.

- Elections are made annually for the following calendar year.

Stock Option Deferral Feature

- Assets are invested solely in shares of UPS stock.

- Non-qualified or incentive stock options which vested prior to December 31, 2004 were deferrable during the annual enrollment period for the following calendar year. Participants deferred receipt of UPS stock that would otherwise be taxable upon the exercise of the stock option.

- The shares received upon exercise of these options are deferred into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as "deferred compensation obligations" in the shareowners' equity section of the balance sheet.

- No deferrals of stock options were permitted after December 31, 2004.

- As a result of the requirements applicable to non-qualified deferred compensation arrangements under Section 409A of the Internal Revenue Code and related guidance, deferral of stock options is no longer offered under the UPS Deferred Compensation Plan for options that vested after December 31, 2004.

Withdrawals and Distributions under the UPS Deferred Compensation Plan

- For the 2004 and Before Salary Deferral Feature, participants may elect to receive the funds in a lump sum or up to a 10 year installment (of 120 monthly payments), subject to restrictions if the balance is less than $20,000.

- For the 2005 and Beyond Salary Deferral Feature, participants may elect to receive funds in a lump sum or up to a 10 year installment (120 monthly payments), subject to restrictions if the balance, plus the total balance in any other account which must be aggregated with the 2005 and Beyond Salary Deferral Account under Section 409A of the Internal Revenue Code, is less than the Internal Revenue Code Section 402(g) annual limit in effect for qualified 401(k) plans on the date the participant becomes eligible for a distribution.

- For the Stock Option Deferral Feature, participants may elect to receive shares in a lump sum or up to 10 annual installments, subject to restrictions if the balance is less than $20,000. The distribution of shares will occur pro-rata based on the type of stock options (non-qualified or incentive) that were originally deferred.

- The distribution election under the 2005 and Beyond Salary Deferral Feature may be changed one time only, but may be changed more frequently under the 2004 and Before Salary Deferral Feature and the Stock Option Deferral Feature.

- Hardship distributions are permitted under all three features of the UPS Deferred Compensation Plan.

- Withdrawals are not permitted under the 2005 and Beyond Salary Deferral Feature, but withdrawals are permitted for 100% of the account under the 2004 and Before Salary Deferral Feature and Stock Option Deferral Feature. However, withdrawals will result in a forfeiture of 10% of the participant's total account balances.

No Company contributions are made to any of the three features of the UPS Deferred Compensation Plan. The aggregate balances shown in the table above represent amounts that the NEOs have earned but elected to defer, plus earnings (or less losses). There are no above-market or preferential earnings in the UPS Deferred Compensation Plan. The investment options mirror those in the UPS 401(k) Savings Plan. Dividends earned on shares of UPS stock in the UPS Deferred Compensation Plan are earned at the same rate as all other class A and class B shares of common stock. Dividends are added to the participant's deferred compensation balance. Deferral elections made under the UPS Deferred Compensation Plan are irrevocable once made.

UPS Restoration Savings Plan

Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan, which is a non-qualified restoration plan designed to replace the amount of benefits limited under the tax-qualified plan. Without the UPS Restoration Savings Plan, executive officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the UPS Savings Plan.

Potential Payments on Termination or Change in Control

Our Compensation Committee believes that UPS has created a culture where long tenure for executives is the norm. As a result, executive officers serve without employment contracts, as do most of our other U.S.-based non-union employees.

In connection with the hiring of each of Carol Tomé and Brian Newman we entered into protective covenant agreements with each of them. These agreements provide for separation pay equal to two years' salary in the event they are terminated without cause during the first two years of employment. In the event Brian is terminated without cause during the first two years of employment his special performance based cash award granted in September 2019 will continue vesting. In the event either of them are terminated without cause after the first two years of employment, the Company is obligated to make such payments and continue vesting such grants if it elects to enforce post-termination non-compete covenants connected to those agreements.

In addition, we entered into retention arrangements and protective covenant agreements with Nando Cesarone, Kate Gutmann and Juan Perez that provide for the continued vesting of their special RSU retention grants in the event they are terminated without cause or resign for "good reason".

Our current and prior equity incentive plans and related documents contain provisions that affect outstanding awards to all plan participants, including the NEOs, in the event of a participant's death, disability or retirement, or a change in control (as defined below) of the Company.

Upon a participant's death, disability or retirement:

- Options will immediately vest, and remain exercisable until the tenth anniversary of the date of grant;

- Shares of restricted stock, RSUs or RPUs that are no longer subject to performance conditions will immediately vest. In the case of a participant's death, shares (or cash, as applicable) attributable to the number of restricted shares, RSUs or RPUs will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the number of restricted shares, RSUs or RPUs will be transferred to the participant on the same schedule as if they had remained employed; and

- Shares of restricted stock, RSUs and RPUs that are still subject to performance conditions shall be deemed earned on a prorated basis for the number of months worked during the performance period. In the case of a participant's death, shares (or cash, as applicable) attributable to the prorated number of restricted shares, RSUs or RPUs calculated at target performance level will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the prorated number of restricted shares, RSUs or RPUs calculated based on actual performance results for the full performance period will be transferred to the participant following the end of the performance period.

Upon a change in control, if the successor company does not continue, assume or substitute other grants for outstanding awards, or upon a change in control followed by a qualifying termination:

- Options will immediately vest and become exercisable;

- Shares of restricted stock, RSUs or RPUs that are no longer subject to performance conditions will immediately vest; and

- Shares of restricted stock, RSUs and RPUs that are still subject to performance conditions will be deemed earned to the extent that actual achievement of the applicable performance conditions can be determined, or on a prorated basis for the portion of the performance period completed prior to the change in control or qualifying termination, based on target or actual performance.

Other Outstanding Awards; No Tax Gross-Ups

Other outstanding awards will vest and be paid generally as described in the bullet points above (except, where applicable, timing of payment generally will be tied to such change in control, rather than termination or resignation). We do not provide for the payment of tax gross-ups on outstanding awards.

The following table shows the potential payments to the NEOs upon a termination of employment under various circumstances. In preparing the table, we assumed the event occurred on December 31, 2020. The closing price per share of our class B common stock on the NYSE on December 31, 2020 was $168.40. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company. George Willis is not included in the table because he was not employed on this date. Upon his retirement, all outstanding stock options vested and became exercisable and his outstanding LTIP grants vested, with payout prorated based on the number of months worked during each applicable performance period, subject in each case to actual performance as determined at the end of each performance period.

Name	Separation Pay[1] ($)	Accelerated Vesting of Equity Awards[2] ($)	Total ($)
Carol B. Tomé			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	2,500,008	—	2,500,008
Change in Control (with qualifying termination)	—	26,933,348	26,933,348
Retirement	—	26,933,348	26,933,348
Death	—	26,933,348	26,933,348
Disability	—	26,933,348	26,933,348
David P. Abney			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	—	—	—
Change in Control (with qualifying termination)	—	40,747,243	40,747,243
Retirement	—	40,747,243	40,747,243
Death	—	40,747,243	40,747,243
Disability	—	40,747,243	40,747,243
Brian O. Newman			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	4,493,520	—	4,493,520
Change in Control (with qualifying termination)	—	9,487,022	9,487,022
Retirement	—	9,487,022	9,487,022
Death	3,000,000	9,487,022	12,487,022
Disability	3,000,000	9,487,022	12,487,022
Nando Cesarone			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	—	5,689,907	5,689,907
Change in Control (with qualifying termination)	—	15,219,553	15,219,553
Retirement	—	9,529,645	9,529,645
Death	—	15,219,553	15,219,553
Disability	—	15,219,553	15,219,553
Kate M. Gutmann			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	—	5,689,907	5,689,907
Change in Control (with qualifying termination)	—	16,103,111	16,103,111
Retirement	—	10,413,203	10,413,203
Death	—	16,103,111	16,103,111
Disability	—	16,103,111	16,103,111
Juan R. Perez			
Termination (voluntary or involuntary for cause)	—	—	—
Termination (involuntary without cause)	—	5,689,907	5,689,907
Change in Control (with qualifying termination)	—	15,724,855	15,724,855
Retirement	—	10,034,948	10,034,948
Death	—	15,724,855	15,724,855
Disability	—	15,724,855	15,724,855

(1) Represents the value of separation pay, and with respect to Brian Newman, the payment of his performance-based cash award (see "Employment Transition Payments" above). A portion of Brian's performance-based cash award was paid out in March 2021, and the remaining portion of this award will be paid out in March 2022.

(2) Represents the value of accelerated vesting of stock options and RPUs in accordance with the terms of the 2009 Plan, the 2012 Plan, the 2015 Plan, the 2018 Plan and the applicable award certificates. Also includes the 2019 and 2020 LTIP awards calculated at target. The performance measurement period for the 2019 LTIP award ends December 31, 2021, and performance measurement period for the 2020 LTIP award ends December 31, 2022. With respect to Nando Cesarone Kate Gutmann and Juan Perez, includes the continued vesting of the one-time RSU awards to each as described in "Employment Transition Payments" above.

Other Amounts

The previous table does not include payments and benefits to the extent they are generally provided on a non-discriminatory basis to salaried employees not subject to a collective bargaining agreement upon termination of employment. These include:

- Life insurance upon death in the amount of 12 times the employee's monthly base salary, with a December 31, 2020 maximum benefit payable of $1 million;

- A death benefit in the amount of three times the employee's monthly salary;

- Disability benefits; and

- Accrued vacation amounts.

The tables also do not include amounts to which the executives would be entitled to receive that are already described in the compensation tables that appear earlier in this Proxy Statement, including:

- The value of equity awards that are already vested;

- Amounts payable under defined benefit pension plans; and

- Amounts previously deferred into the deferred compensation plan.

Definition of a Change in Control

A change in control of the company as defined in the 2018 Plan is deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

- The consummation of a reorganization, merger, share exchange or consolidation, in each case, where persons who were shareowners of UPS immediately prior to such reorganization, merger, share exchange or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power of the reorganized, merged, surviving or consolidated company's then outstanding securities entitled to vote generally in the election of directors in substantially the same proportions as immediately prior to the transaction; or a liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or

- Individuals who, as of any date (the "Beginning Date"), constitute the Board of Directors (the "Incumbent Board") and who, as of the end of the two-year period beginning on such Beginning Date, cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the Beginning Date whose election, or nomination for election by UPS's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of UPS, as such terms are used under applicable SEC rules and requirements) shall be considered as though such person were a member of the Incumbent Board.

Equity Compensation Plans

The following table sets forth information as of December 31, 2020 concerning shares of our common stock authorized for issuance under all of our equity compensation plans.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	11,037,149	14.83	19,021,611[2]
Equity compensation plans not approved by security holders	—	N/A	—
Total	11,037,149	14.83	19,021,611

(1) Includes the 1999 Plan, the 2009 Plan, the 2012 Plan, the 2015 Plan, the 2018 Plan and the Discounted Employee Stock Purchase Plan, each of which has been approved by our shareowners. Effective with the approval of the 2018 Plan in May 2018, no additional securities may be issued under the 1999 Plan, the 2009 Plan, the 2012 Plan or the 2015 Plan. Awards that do not entitle the holder to receive or purchase shares and awards that are settled in cash are not counted against the aggregate number of shares available for awards under the 2018 Plan.

(2) In addition to grants of options, warrants or rights, this number includes up to 7,204,905 shares of common stock or other stock-based awards that may be issued under the 2018 Plan, and up to 11,816,706 shares of common stock that may be issued under the Discounted Employee Stock Purchase Plan. This number does not include shares under the 1999 Plan, the 2009 Plan, the 2012 Plan or the 2015 Plan because no new awards may be made under those plans.

Median Employee to CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following ratio of the annual total compensation of our CEO to the annual total compensation of our median employee.

The 2020 annual total compensation of the median compensated employee was $44,254; our CEO's 2020 annualized total compensation was $14,276,035, and the ratio of these amounts was 323-to-one. Our CEO's 2020 annualized total compensation was different from the amount included in the Summary Compensation Table.

Items related to healthcare benefits, which are available generally to all salaried employees of the Company, are included in the annual total compensation numbers above. The CEO's and median employee's Company-paid healthcare benefit amounts were $5,331 and $5,111 respectively. For the CEO, this amount is not included in the Summary Compensation Table as permitted by SEC regulations.

As permitted by SEC rules, the Company elected to annualize Carol Tomé's compensation, who became CEO on June 1, 2020, using reasonable assumptions. Carol's salary was annualized to $1,250,004; her LTIP grant was annualized to $9,169,061 to reflect the full intended value of her 2020 LTIP award; and her MIP award was annualized to $2,641,710 to reflect the value she would have received if her actual award had not been prorated based on the number of months worked. Carol's 2020 annualized total compensation is not included in the Summary Compensation Table.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. For these purposes, we identified the median compensated employee from our employee population as of October 1, 2020, using total taxable wages (Form W-2 Box 1 or equivalent) paid to our employees in fiscal year 2020. We determined our total workforce as of October 1, 2020 to consist of 547,857 employees. As permitted by SEC rules, under the 5% "De Minimis Exemption," we excluded 26,368 non-U.S. employees, or 4.8% of our total workforce. As a result of these exclusions, our median employee was identified from an employee population of 521,489 employees.

The excluded countries and their employee populations are as follows: Argentina (242 employees), Australia (486 employees), Austria (185 employees), Bahrain (28 employees), Belarus (23 employees), Belgium (1,008 employees), Brazil (692 employees), Chile (113 employees), Colombia (1,064 employees), Costa Rica (343 employees), Czech Republic (453 employees), Denmark (531 employees), Dominican Republic (116 employees), Ecuador (65 employees), Egypt (29 employees), El Salvador (30 employees), Finland (187 employees), Greece (143 employees), Guam (2 employees), Guatemala (73 employees), Honduras (39 employees), Hong Kong (1,013 employees), Hungary (417 employees), Indonesia (159 employees), Ireland (1,133 employees), Italy (1,279 employees), Jamaica (4 employees), Japan (644 employees), Kazakhstan (36 employees), Kuwait (54 employees), Luxembourg (11 employees), Macau (2 employees), Malaysia (302 employees), Mexico (2,489 employees), Morocco (60 employees), New Zealand (27 employees), Nicaragua (25 employees), Nigeria (288 employees), Norway (105 employees), Pakistan (59 employees), Panama (32 employees), Peru (77 employees), Philippines (1,470 employees), Portugal (195 employees), Puerto Rico (442 employees), Romania (142 employees), Russia (571 employees), Singapore (1,219 employees), Slovakia (18 employees), Slovenia (51 employees), South Africa (277 employees), South Korea (558 employees), Spain (1,314 employees), Sweden (938 employees), Switzerland (703 employees), Taiwan (970 employees), Thailand (473 employees), Turkey (1,992 employees), Ukraine (89 employees), United Arab Emirates (532 employees), U.S. Virgin Islands (10 employees), and Vietnam (336 employees).

Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation

What am I voting on? Whether you approve, on an advisory basis, the compensation of the NEOs as disclosed in this Proxy Statement.

Voting Recommendation: Our Board of Directors recommends that shareowners vote **FOR** this proposal.

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Pay that reflects performance and alignment of pay with the long-term interests of our shareowners are key principles that underlie our compensation programs. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, shareowners have the opportunity to vote, on an advisory basis, to approve the compensation of our NEOs. This is often referred to as a "say on pay" vote and provides you, as a shareowner, with the ability to cast a vote with respect to the 2020 compensation paid to the NEOs as disclosed in this proxy statement through the following resolution:

> "RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in the Company's Proxy Statement for the 2021 Annual Meeting of Shareowners."

As discussed in the Compensation Discussion and Analysis section, the compensation paid to our NEOs reflects the following principles of our compensation program:

- encouraging executive decision-making that is aligned with the long-term interests of our shareowners;

- tying a significant portion of executive pay to Company performance over a multi-year period;

- promoting UPS's long-standing culture of owner-management; and

- using a balance of short- and long-term performance metrics to encourage the efficient management of our business and minimize excessive risk-taking.

Although this vote is non-binding, the Compensation Committee and the Board value our shareowners' views and expect to consider the voting results. To the extent there is a significant negative vote, we expect that we will consult directly with shareowners to better understand the concerns that influenced the vote. As they currently do, the Compensation Committee and the Board would consider the constructive feedback obtained through this process in making decisions about future compensation arrangements for our NEOs. We conduct say on pay votes annually, and the next say on pay vote is expected to occur at the 2022 Annual Meeting.

In accordance with the Dodd-Frank Act, this vote does not overrule any decisions by the Board, will not create or imply any change to or any additional fiduciary duties of the Board and will not restrict or limit the ability of shareowners generally to make proposals for inclusion in proxy materials related to executive compensation.

Proposal 3 — Approve 2021 Omnibus Incentive Compensation Plan

> **What am I voting on?** Whether you approve the United Parcel Service, Inc. 2021 Omnibus Incentive Compensation Plan as described in this Proxy Statement.
>
> **Voting Recommendation:** Our Board of Directors recommends that shareowners vote **FOR** this proposal.
>
> **Vote Required:** The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

The Board of Directors has adopted, and recommends that the shareowners approve, the United Parcel Service, Inc. 2021 Omnibus Incentive Compensation Plan (the "2021 Plan"), which will succeed the United Parcel Service, Inc. 2018 Omnibus Incentive Compensation Plan (the "2018 Plan"). The 2021 Plan permits the grant of options, stock appreciation rights, restricted stock, restricted stock units, restricted performance shares, restricted performance units, shares, cash awards and certain other awards (collectively, "awards").

Shareowner approval of the 2021 Plan is required by NYSE rules. If we receive shareowner approval, the 2021 Plan will become effective as of the day of the 2021 Annual Meeting of Shareowners (May 13, 2021). If shareowners approve the 2021 Plan, no further grants will be made under the 2018 Plan, but awards outstanding under the 2018 Plan will continue in effect in accordance with their terms. If we do not receive shareowner approval, the 2021 Plan will not go into effect and the 2018 Plan will remain in effect.

A summary of the material terms of the 2021 Plan is provided below, which summary is qualified in its entirety by reference to the text of the 2021 Plan that is included as <u>Annex A</u> to this proxy statement.

In evaluating this proposal, shareowners should consider all of the information in this proposal.

Purposes of the 2021 Plan

As discussed in the Compensation Discussion and Analysis, annual and long-term incentive compensation and equity compensation awards play an important part in our pay-for-performance philosophy. The ability to grant equity compensation awards also helps us remain competitive in retaining and attracting highly qualified employees upon whom, in large measure, the future growth and success of UPS depend. In 2020, we granted equity compensation awards to approximately 35,000 of our employees as a component of their compensation.

In general, the purposes of the 2021 Plan are to:

- permit the grant of short-term and long-term incentives and rewards to UPS employees, directors, and certain consultants, agents and other service providers for service and/or performance; and

- promote teamwork among such service providers.

The 2021 Plan is further intended to provide flexibility to UPS in our ability to motivate, attract, and retain the services of employees, directors and others who make contributions to our success and to allow our employees and directors to share in our success.

Approving the 2021 Plan would further these objectives by allowing us to continue to grant annual and long-term equity incentive compensation for approximately three years based on our historic grant rates and approximate current share price (but the shares authorized under 2021 Plan could last for a different period of time if actual practice does not match recent rates or our share price changes materially). If the 2021 Plan is not approved, we do not expect to have sufficient shares to meet our anticipated annual and long-term equity compensation needs after 2021 under our existing 2018 Plan. If the 2021 Plan is not approved, we may be compelled to increase significantly the cash component of our employee and director compensation, which may not necessarily align employee and director compensation interests with the investment interests of our shareowners. Replacing equity awards with cash also would increase cash compensation expense and use cash that might be better utilized.

Highlights of Key Corporate Governance Practices and Provisions under the 2021 Plan

We believe that the 2021 Plan will promote the interests of our shareowners and is consistent with principles of good corporate governance. The 2021 Plan includes the following key practices and provisions.

Administered by an independent committee. Awards to executive officers will generally be administered by the Compensation Committee of our Board of Directors or, under limited circumstances, the full Board of Directors. The Compensation Committee is composed entirely of independent directors who meet the SEC and NYSE standards for independence.

No current dividends on unearned awards. The 2021 Plan prohibits the current payment of dividends or dividend equivalents on unvested or unearned awards.

No "liberal" change in control definition. The change in control definition in the 2021 Plan is not "liberal" and, for example, would not occur merely upon shareowner approval of a transaction. A change in control must actually occur in order for the change in control provisions in the 2021 Plan to be triggered.

Best practice change in control treatment of awards. In connection with a change in control, time-based awards will generally only be accelerated if the awards are not assumed or converted following the change in control. "Double trigger" treatment (in other words, a qualifying termination of service following a Change in Control) will apply to time-based awards in other circumstances. Performance-based awards will generally only be accelerated (1) to the extent of actual achievement of the performance conditions or (2) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual achievement. Double-trigger treatment will apply to performance based awards in other circumstances (1) to the extent of actual achievement of the performance conditions or (2) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual achievement.

Awards are subject to clawback. All awards under the 2021 Plan are subject to recoupment or clawback under certain circumstances.

No liberal share counting with respect to all awards. The 2021 Plan prohibits the reuse of shares withheld or delivered to satisfy the exercise price of an option or stock appreciation right or to satisfy tax withholding requirements of any award.

Cap on Compensation Paid to Non-Employee Directors. With respect to any single fiscal year, the aggregate compensation that may be granted or awarded to a single non-employee director may not exceed $750,000, with a limited exception for a non-executive chair of the Board.

No discounted stock options or SARs. Except as otherwise described below, all stock option and SAR awards under the 2021 Plan must have an exercise or base price that is not less than the fair market value of the underlying common stock on the date of grant.

No repricing of stock options or SARs. The 2021 Plan generally prohibits any repricing or cash buyout of stock options or SARs without shareowner approval.

No tax gross ups. The 2021 Plan does not include any tax gross-up provisions.

No reloads. The 2021 Plan does not permit the grant of stock option reloads.

Shares Available for Issuance under the 2021 Plan

The shares issuable pursuant to awards granted under the 2021 Plan will be shares of class A common stock of UPS, or Shares. The maximum number of Shares available for awards granted under the 2021 Plan (the "Share Reserve") is (1) 25,000,000 Shares, less (2) one Share for each Share issued under awards granted under the 2018 Plan after December 31, 2020, plus (3) the Shares that are subject to awards under the 2021 Plan or any Prior Plans (as defined below) that are added (or added back, as applicable) under the share counting rules of the 2021 Plan, subject to adjustment as described below. Such Shares may be Shares of original issuance or treasury Shares, or a combination of both. To the extent provided in an award, any award denominated in Shares may be settled in cash or any award denominated in cash may be settled in Shares, subject to certain limitations in the 2021 Plan. Subject to adjustment as provided in the 2021 Plan, the maximum number of Shares that can be issued upon the exercise of options under the 2021 Plan that are designated as incentive stock options and intended to meet the requirements of Section 422 of the Code ("Incentive Stock Options") is 25,000,000.

Each Share subject to an award under the 2021 Plan will reduce the Share Reserve by one Share.

If any Shares subject to an award under the 2021 Plan are forfeited before vesting or any award under the 2021 Plan (in whole or in part) otherwise expires, terminates, is cancelled, is settled in cash or is unearned, without the issuance of such Shares in full

to a participant, such Shares, to the extent of any such forfeiture, expiration, termination, cancellation, cash payment or unearned amount, will again be available for grant under the 2021 Plan and be added back to the Share Reserve. If, after the effective date of the 2021 Plan, any Shares subject to an award under the 2018 Plan, the United Parcel Service, Inc. 2015 Omnibus Incentive Compensation Plan, the United Parcel Service, Inc. 2012 Omnibus Incentive Compensation Plan, the United Parcel Service, Inc. 2009 Omnibus Incentive Compensation Plan or the United Parcel Service, Inc. Incentive Compensation Plan (each a "Prior Plan", collectively the "Prior Plans") are forfeited or such award (in whole or in part) otherwise expires, terminates, is cancelled, is settled in cash or is unearned, without the issuance of Shares in full, then to the extent of such forfeiture, expiration, termination cancellation, cash payment or unearned amount, any Shares not issued under such Prior Plan award will be available for grant under the 2021 Plan and be added to the Share Reserve.

For the avoidance of doubt: (1) Shares withheld or otherwise used from an award to satisfy tax withholding requirements will count against the number of Shares remaining available for awards granted under the 2021 Plan, and Shares delivered or otherwise used by a participant to satisfy tax withholding requirements will not be added to the Share Reserve; (2) the full number of Shares subject to a stock option will count against the number of Shares remaining available for awards granted under the 2021 Plan, even if the exercise price of an option is satisfied through net-settlement or by delivering Shares to us (by either actual delivery or attestation); (3) the full number of Shares subject to a SAR will count against the number of Shares remaining available for awards made under the 2021 Plan (rather than the net number of Shares actually delivered upon exercise); and (4) Shares repurchased with proceeds from the payment of the exercise price of a stock option shall not be added to the Share Reserve. The Share Reserve will not be reduced for awards that may be settled solely in cash or for Shares subject to awards issued in substitution for assumption of awards under an acquired plan (see the "Corporate Transaction" section below for additional details).

If the 2021 Plan is approved by our shareowners, the Plan will become effective as of the day of our 2021 Annual Meeting of Shareowners (May 13, 2021) and no further awards will be made under the 2018 Plan.

Determination of Number of Shares for the 2021 Plan

The board and the Compensation Committee considered various factors, including potential burn rate, potential dilution or overhang and historical grant practices, in determining the number of Shares to be available for issuance under the 2021 Plan. This section and the section that follows present information regarding our view of the overhang and dilution associated with the Prior Plans and the potential dilution associated with the 2021 Plan.

We actively manage our long-term dilution by limiting the number of Shares subject to equity awards that we grant annually, commonly expressed as a percentage of weighted average common shares outstanding and referred to as burn rate. Burn rate is a key measure of dilution that shows how rapidly a company is depleting its shares reserved for equity compensation plans, and differs from annual dilution because it does not take into account cancellations and other shares returned to the reserve. In order to calculate burn rate, we include the number of stock options granted in any given period, plus the number of Shares subject to full value awards granted during the period and divide the total by the weighted average common Shares outstanding.

We have calculated the burn rate this way under the Prior Plans for the past three years, as set forth in the following table:

Year	Options Granted	Earned Full Value Shares*	Total	Weighted Average Common Shares Outstanding	Burn Rate
2020	441,000	13,062,000	13,503,000	867,000,000	1.56%
2019	261,000	5,998,000	6,259,000	864,000,000	0.72%
2018	279,000	6,109,000	6,388,000	866,000,000	0.74%
Three-year average					1.01%

* With respect to performance-based shares/units in the table above, we calculate the share usage rate based on the applicable number of shares earned each year. For reference, the performance-based shares/units granted during the foregoing 3-year period were as follows: 3,868,000 shares in 2020, 6,490,000 shares in 2019 and 5,691,000 shares in 2018.

An additional metric that we use to measure the cumulative impact of our equity program is potential fully diluted overhang. We calculate this as (A) the number of Shares subject to equity awards outstanding but not exercised or settled, plus (B) the number of Shares available for new awards, divided by (C) the total Shares outstanding at the end of the year plus A and B. Our potential fully diluted overhang as of December 31, 2020 was 1.38% and our three-year average potential overhang for the three most recently completed calendar years was 2.68%. Based on the total number of Shares outstanding as of December 31, 2020 (864,600,000), the number of Shares requested under the 2021 Plan (25,000,000) represents potential additional dilution or overhang of 1.96%.

The following are the factors that were material to the evaluation by the board and Compensation Committee in determining acceptable and targeted levels of dilution: competitive data from relevant peer companies, the current and future accounting expense associated with our equity award practices, shareowner feedback and the influence of certain proxy advisory firms. Our equity programs are revisited at least annually and assessed against these and other measures.

Based on historical grant information, we estimate that the availability of 25,000,000 Shares under the 2021 Plan would provide a sufficient number of Shares to enable us to continue to make awards at historical average annual rates for approximately 3 years, but such Shares could last for a different period of time if actual grant practice does not match recent rates or our class B common stock price changes materially. As noted below, our Compensation Committee retains full discretion under the 2021 Plan to determine the number and amount of awards to be granted under the 2021 Plan, subject to the terms of the 2021 Plan, and future benefits that may be received by participants under the 2021 Plan are not determinable at this time.

The following table summarizes the actual Shares outstanding and Shares remaining available for future awards under the Prior Plans as of December 31, 2020. The table includes information regarding all of our outstanding equity awards and Shares available for future awards under our Prior Plans as of December 31, 2020 (and without giving effect to this Proposal 3). Our equity compensation program grants are generally awarded in the first quarter of each year.

	Shares	Weighted Average Remaining Term (in years)	Weighted Average Exercise Price	Percentage of Common Shares Outstanding as of December 31, 2020
Outstanding stock options as of December 31, 2020	1,564,000	6.84	$ 103.60	0.18%
Outstanding full-value awards as of December 31, 2020	3,297,000			0.38%
Proposed Shares available for awards under 2021 Plan	25,000,000			2.89%
Proposed Shares plus outstanding options and awards as of December 31, 2020*	29,861,000			3.45%
Number of common shares outstanding as of December 31, 2020	864,600,000			

* The proposed share reserve is subject to reduction for any awards granted under the 2018 Plan after December 31, 2020. As of December 31, 2020, there were 7,204,905 shares available for future grant under the 2018 Plan.

Upon approval of the 2021 Plan, no further grants will be made under the 2018 Plan. If for any reason the 2021 Plan is not approved by shareowners, the 2018 Plan reserve Shares will remain available for grant under the 2018 Plan as currently in effect.

The Shares are not listed on a national securities exchange or traded in an organized over-the-counter market, but each Share is convertible into one share of UPS' class B common stock. The closing price of our class B common stock on the NYSE on March 22, 2021 was $161.06 per share. Therefore, the aggregate market value as of March 22, 2021 of the 25,000,000 Shares requested under the 2021 Plan is $4,026,500,000.

Limits on Compensation Paid to Non-Employee Directors

With respect to any single fiscal year, the aggregate compensation that may be granted or awarded to any single non-employee director, including all cash fees and retainers paid during the fiscal year to the non-employee director, in respect of his or her service as a member of the board during such fiscal year, including service as a member or chair of any committee of the board, may not exceed $750,000. For purposes of such limit, the value of awards will be determined based on the aggregate grant date fair value of all awards granted to non-employee director in such fiscal year (computed in accordance with applicable financial reporting rules). The board may make exceptions of this limit for a non-executive chair of the board, as the board may determine in its discretion, provided that any such non-executive chair of the board receiving such additional compensation may not participate in the decision to award such compensation.

Dividends and Dividend Equivalent Rights

Neither dividends nor dividend equivalents may be paid with respect to options or SARs. Notwithstanding any other provision of the 2021 Plan to the contrary, with respect to any award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an award is outstanding, then such dividends (or dividend equivalents) will either (1) not be paid or credited with respect to such award or (2) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable award and will only be paid at the time or times such vesting requirement(s) are satisfied.

Administration and Eligibility

The 2021 Plan will be administered by the Compensation Committee, except that the Board of Directors will administer the 2021 Plan with respect to non-employee directors. The Board of Directors also may at any time take on the powers, authority and duties of the Compensation Committee under the 2021 Plan. The Compensation Committee generally may delegate its power, authority and duties under the 2021 Plan, except as prohibited by law.

The Compensation Committee in general may: determine who among those eligible to participate in the 2021 Plan will be granted awards; determine the amounts and types of awards to be granted; determine the terms and conditions of all awards; determine whether, to what extent, and/or under what circumstances the vesting of awards under the 2021 Plan will be accelerated; construe and interpret the terms of the 2021 Plan or any award documents under the 2021 Plan; establish, amend or waive rules and regulations for the administration of the 2021 Plan; amend the 2021 Plan or the terms and conditions of any outstanding award subject to certain limits in the 2021 Plan, as explained below; and make other determinations which are necessary or advisable for the administration of the 2021 Plan. Determinations of the Compensation Committee will be final, binding, and conclusive.

Individuals eligible to receive awards under the 2021 Plan will consist of employees (as defined in the 2021 Plan) of UPS or a subsidiary or affiliate of UPS, directors of UPS, and consultants, agents or other persons other than employees or directors who render valuable services to UPS or a subsidiary or affiliate of UPS. As of March 1, 2021, the Company had fifteen directors and approximately 40,000 full-time management employees who would be eligible for awards under the 2021 Plan. The basis for participation in the 2021 Plan by eligible persons is the selection of such persons for participation by the Compensation Committee in its discretion.

Types of Awards

Stock Options

Stock options may be either nonqualified stock options or Incentive Stock Options. The exercise price of any stock option must be equal to or greater than the fair market value of a Share on the date the option is granted. The term of a stock option cannot exceed ten years. Incentive Stock Options may only be granted to participants who are employees of UPS or certain related companies.

A stock option's terms and conditions, including the number of Shares to which the option pertains, exercise price, vesting and expiration of the option, whether the stock option is intended to be an Incentive Stock Option or a nonqualified stock option, and the extent to which the participant has any rights to the stock option following termination of employment, directorship or other relationship with UPS or its affiliates, will be determined by the Compensation Committee and set forth in an award document.

Payment for Shares purchased upon exercise of a stock option must be made in full at the time of exercise. The exercise price may be paid (a) in cash or its equivalent, (b) by tendering previously acquired Shares having an aggregate value at the time of exercise equal to the total exercise price, (c) through a reduction in the number of Shares received through the exercise of the option, or (d) by a combination of (a), (b) and (c).

The 2021 Plan includes further restrictions with respect to Incentive Stock Options.

Stock Appreciation Rights ("SARs")

Freestanding and tandem SARs, or any combination of these forms of SAR, may be granted to participants. A freestanding SAR means a SAR that is granted independently of any stock options. A tandem SAR means a SAR that is granted in connection with a related option, the exercise of which requires forfeiture of the right to purchase a Share under the related option (and when a Share is purchased under the option, the tandem SAR similarly is cancelled). Each SAR grant will be set forth in an award document that will specify the number of Shares to which the SAR pertains, the grant price, the term of the SAR, the form of payout (described below), the extent to which the participant has any rights to the SAR following termination of employment, directorship or other relationship with UPS or its affiliates and such other provisions as the Compensation Committee determines. The term of a SAR cannot exceed ten years.

The grant price of a freestanding SAR will equal at least the fair market value of a Share on the date of grant. The grant price of a tandem SAR will equal the exercise price of the related stock option.

Freestanding SARs will be exercisable on the terms and conditions imposed by the Compensation Committee in its sole discretion.

Tandem SARs may be exercised for all or any part of the Shares subject to the related option, and only with respect to Shares for which its related stock option is then exercisable. Upon exercise of a tandem SAR, the related stock option will be automatically cancelled to the extent of the exercise of the tandem SAR, and vice versa. Additional rules apply to the exercise of tandem SARs granted in connection with Incentive Stock Options.

Upon exercise of a SAR, a participant will be entitled to receive payment in an amount determined by multiplying the difference between the fair market value of a Share on the date of exercise over the grant price, by the number of Shares with respect to which the SAR is exercised. At the discretion of the Compensation Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination of cash and Shares.

Restricted Stock and Restricted Stock Units

Each grant of restricted stock or RSUs will be evidenced by an award document that will specify the period of restriction on transferability, the number of Shares (or units tied to the value of Shares) granted, the extent to which the participant has any rights to the restricted stock or RSU following termination of employment, directorship or other relationship with UPS or its affiliates and such other provisions as the Compensation Committee will determine, including restrictions based upon the achievement of specific performance goals and time-based restrictions on vesting following the attainment of the performance goals. UPS may retain possession of restricted stock until all conditions and restrictions applicable to such Shares have been satisfied. Restricted stock or RSUs will be forfeited to the extent that a participant fails to satisfy the applicable conditions or restrictions during the period of restriction. Each RSU shall have a value at the time of payment equal to the fair market value of a Share on such date.

Generally, shares of restricted stock will become freely transferable by the participant as soon as practicable after the last day of the applicable period of restriction, and RSUs will be paid in a single lump sum as soon as practicable following the close of the applicable period of restriction in the form of cash or in Shares (or in a combination of cash and Shares) as determined by the Compensation Committee and set forth in the award document.

Participants holding restricted stock generally have the right to vote the Shares during the period of restriction and, unless otherwise provided in the award document, will be credited with regular cash dividends paid with respect to the underlying Shares, and stock dividends or other non-cash distributions will be subject to the same restrictions as the restricted stock. Participants awarded RSUs will not be entitled to similar voting rights, and participants awarded RSUs may receive dividend equivalents, but will not be automatically entitled to any dividends declared with respect to Shares. However, any such dividends or dividend equivalents credited with respect to such restricted stock or RSUs shall be subject to the same vesting conditions as the underlying restricted stock or RSUs. In no event will dividends or dividend equivalents be paid or distributed until the vesting restrictions of the underlying restricted stock or RSUs, as applicable, lapse. The Compensation Committee may apply any additional restrictions to dividends and dividend equivalents that the Compensation Committee deems appropriate.

Restricted Performance Units ("RPUs") and Restricted Performance Shares ("RPS")

Each grant of RPUs and RPS will be evidenced by an award document that will specify the amounts of such awards, the extent to which the participant has any rights to the RPUs and RPS following termination of employment, directorship or other relationship with UPS or its affiliates and such other terms as the Compensation Committee may determine. The value of each RPU and RPS at the time of payment will not exceed the value of a Share on the date such RPU or RPS is paid. The Compensation Committee will set performance goals and other conditions, the achievement of which will determine the number and/or value of RPUs and RPS that are payable to the participant. RPUs and RPS will be forfeited to the extent that the applicable performance goals or other conditions are not satisfied during the performance period.

Unless otherwise provided in an award document, payment of earned RPUs or RPS will be made in a single lump sum following the close of the applicable performance period in the form of cash or in Shares (or in a combination thereof), with an aggregate fair market value equal to the value of the earned RPUs or RPS at the close of the performance period. At the discretion of the Compensation Committee, participants may receive dividends or dividend equivalents credited with respect to Shares payable with respect to RPUs or RPS not yet distributed to participants and be entitled to exercise voting rights with respect to RPS. Any such dividends or dividend equivalents declared with respect to RPUs or RPS will be subject to the same vesting conditions as the underlying RPUs or RPS. In no event will dividends or dividend equivalents be paid or distributed until the vesting restrictions on the RPUs or RPS, as applicable, lapse.

Other Share Awards and Cash Awards

The Compensation Committee may grant Shares (other than restricted stock and RPS) or may grant cash awards to participants in such amounts, upon such terms, and at such times as determined by the Compensation Committee.

Performance Measures

The Compensation Committee may grant awards with performance-based vesting requirements under the 2021 Plan, using performance goals based on performance measures that the Compensation Committee selects in its discretion, including (but not limited to) one or more of the following performance measures that may apply on an individual or aggregate basis to the participant, a business unit, a subsidiary, or UPS as a whole:

- Earnings per share;

- Net income (before or after taxes);

- Free cash flow;

- Return measures (including, but not limited to (1) return on assets; (2) return on equity; (3) return on operating capital; (4) return on invested capital; and (5) return on sales);

- Cash flow return on investments;

- Earnings before or after taxes, interest and depreciation;

- Gross revenues;

- Share price;

- Shareowner return;

- Pretax profit;

- Economic value added;

- Volume growth;

- Package flow technology;

- Successfully integrating acquisitions;

- Reducing non-operations expenses;

- Other operating efficiency measures or ratios;

- Operating income;

- Return on capital;

- Return on capital employed;

- Pre-tax income margin; and/or

- Any other objective or subjective metric established by the Compensation Committee with respect to an award.

Any of the performance measures may be compared to the performance of a selected group of comparison companies or a published or special index that the Compensation Committee in its sole discretion deems appropriate, or as compared to various stock market indices.

In determining attainment of performance goals, the Compensation Committee may exclude the effect of one or more events, including, without limitation, unusual or infrequently occurring items, charges for restructurings (employee severance liabilities, asset impairment costs, and exit costs), acquisitions and divestitures, discontinued operations, extraordinary items, foreign currency gains and losses and the cumulative effect of tax and accounting changes, each determined in accordance with GAAP (to the extent applicable) and/or as identified in the financial statements, notes to the financial statements or management's discussion and analysis of financial condition and results of operations. The Compensation Committee must certify in writing prior to payment of, or such other event that results in the inclusion of income (for example, the vesting of restricted stock) from, a performance-based award that the performance goals were in fact satisfied.

Rights of Participants

The 2021 Plan does not confer on any participant any right to continued employment or service with UPS or its affiliates and does not interfere with or limit the right of UPS and its affiliates to terminate participant's employment or service at any time.

No employee, director, consultant, agent or other person who renders services to UPS or its affiliates has a right to be selected by the Compensation Committee to receive an award under the 2021 Plan, or if such person has is the past been selected, to be selected to receive a future award under the 2021 Plan.

Change in Control

The 2021 Plan includes a non-liberal definition of "change in control." In general, except as otherwise defined for purposes of an award document, a change in control will be deemed to have occurred upon:

- The consummation of a reorganization, merger, share exchange or consolidation resulting in a substantial change in UPS's ownership, as further described in the 2021 Plan;

- A liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or

- Individuals who, as of any date, constitute the Board of Directors of UPS, as of the end of the two-year period beginning on such date, cease for any reason to constitute at least a majority of the Board, unless their replacements are approved as described in the 2021 Plan (subject to certain exceptions).

Notwithstanding anything in the 2021 Plan to the contrary, the following treatment will apply to outstanding awards in connection with a change in control:

- Treatment of Time-Based Awards in connection with a Change in Control: With respect to awards that are to become exercisable, nonforfeitable and transferable or earned and payable based solely on the passage of time, the Compensation Committee will accelerate exercisability, nonforfeitability and transferability of such "time-based" awards to the change in control date only if such awards are not assumed or converted in connection with the change in control. "Double trigger" treatment (in other words, a qualifying termination of service following a Change in Control) will apply to time-based awards in all other circumstances.

- Treatment of Performance-Based Awards: With respect to awards that are to become exercisable, nonforfeitable and transferable or earned and payable based on the achievement of one or more objectively determinable performance conditions, the Compensation Committee will only accelerate exercisability, nonforfeitability and transferability of such "performance-based" awards to the change in control date (1) to the extent of actual achievement of the performance conditions or (2) on a prorated basis for time elapsed in ongoing performance period(s) based on actual or target performance. "Double trigger" treatment will apply to performance-based awards in all other circumstances, (1) to the extent of actual achievement of the performance conditions or (2) on a prorated basis for time elapsed in ongoing performance period(s) based on actual or target performance.

Clawback of Awards

If an award has been paid to an executive officer or to his or her spouse or beneficiary, and the Compensation Committee later determines that financial results used to determine the amount of that award are materially restated and that the executive officer engaged in fraud or intentional misconduct, UPS will seek repayment or recovery of the award. In addition, the Compensation Committee may provide that any participant and/or any award, including any Shares subject to or issued under an award, is subject to any other recovery, recoupment, clawback and/or other forfeiture policy maintained by UPS from time to time.

Amendment and Termination

The Compensation Committee has the right to amend, suspend or terminate the 2021 Plan, in whole or in part, at any time. The Compensation Committee may amend any award previously granted without the prior written consent of the award holder if such amendment does not adversely affect the award in any material way and may amend any award previously granted with the written consent of the award holder.

Without the prior approval of our shareowners, the 2021 Plan may not be materially amended if shareowner approval is required by law or applicable stock exchange listing requirement, or if the amendment would (1) increase the number of Shares available

for awards under the 2021 Plan (except as provided under the share counting and adjustment provisions of the 2021 Plan), or (2) permit options, SARs or similar awards to be repriced, replaced, or regranted through cancellation in exchange for cash or another award, or by lowering the exercise, grant or purchase price of a previously granted award (except in the case of a change in control or for certain adjustments and award substitutions authorized under other provisions of the 2021 Plan as noted in the "Adjustments" section below). In any event, no awards may be granted under the 2021 Plan on or after May 13, 2031.

Withholding

UPS may deduct or withhold, or require a participant to remit to UPS as a condition precedent for the fulfillment of any award, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the 2021 Plan.

Whenever Shares are to be issued or cash paid to a participant upon the grant, exercise or vesting of an award, UPS has the right to require the participant to remit to UPS, as a condition to the grant, exercise or vesting of the award, an amount sufficient to satisfy federal, state and local withholding tax requirements at the time

of such grant, exercise or vesting. Unless otherwise determined by the Compensation Committee at the time the award is granted or thereafter, any such withholding requirement may be satisfied, in whole or in part, by withholding from the award the number of Shares having a fair market value (as defined in the 2021 Plan) on the date of withholding equal to the amount required to be withheld in accordance with applicable tax requirements (up to the maximum individual statutory rate in the applicable jurisdiction as may be permitted under then-current accounting principles to qualify for equity classification), in accordance with such procedures established by the Compensation Committee.

Restrictions on Transferability

Except as otherwise provided in the applicable award document, no stock option, SAR, restricted share, RSU, RPU, RPS, cash award or other Share award may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a participant, other than by will or by the laws of descent and distribution. Stock options and SARs will be exercisable, during the participant's lifetime, only by the participant; or if the participant is incapacitated and unable to exercise his or her stock option or SAR, such stock option or SAR may be exercised by his or her

legal guardian or representative (such incapacity and such legal guardian or representative as determined under our short-term or long-term disability policies).

The Compensation Committee may impose restrictions on any Shares acquired pursuant to an award under the 2021 Plan as it may deem advisable.

For the avoidance of doubt, any permitted transfer under the 2021 Plan shall be without consideration.

Adjustments

If UPS effects a subdivision or consolidation of shares of stock or other capital adjustment (or similar transaction), the maximum number and kind of Shares that may be awarded under the 2021 Plan, the number and kind of and/or price of Shares subject to outstanding awards, the annual limit on non-employee director compensation, and other award terms, will be adjusted in the same manner and to the same extent as all other Shares.

If there are material changes in the capital structure of UPS resulting from the payment of a special dividend or other distribution to shareowners without receiving consideration, a spin-off, the sale of a substantial portion of UPS's assets, a merger or consolidation in which UPS is not the surviving entity, or other extraordinary non-recurring event affecting UPS's capital

structure and the value of Shares, or other similar corporate transactions or events, the Compensation Committee will make equitable adjustments in the maximum number and kind of Shares that may be awarded under the 2021 Plan, the number and kind of and/or price of Shares subject to outstanding awards, the annual limit on non-employee director compensation, and other award terms, to prevent the dilution or enlargement of the rights of award recipients.

In the event of any transaction or event described above, the Compensation Committee may provide such alternative consideration (including cash), if any, in substitution for any or all outstanding awards under the 2021 Plan as it determines to be equitable in the circumstances and will require the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each stock option or SAR with an exercise price or grant price, as applicable, greater than the consideration offered in connection with any such transaction or event described in this section or in a change in control, the Compensation Committee may in its discretion elect to cancel such stock option or SAR without any payment to the person holding such stock option or SAR.

Subject to applicable limitations under the 2021 Plan, the Compensation Committee may also make adjustments in the terms, conditions and criteria of awards in recognition of unusual or nonrecurring events effecting UPS or its financial statements or of changes in applicable law or accounting principles when and if the Compensation Committee deems appropriate in order to prevent dilution or enlargement of benefits under the 2021 Plan.

Corporate Transactions

If UPS engages in a merger, consolidation, combination, exchange of shares, acquisition or other business transaction with another organization and the terms of such transaction require UPS or one of its affiliates to assume another equity plan the organization (an "acquired plan"), any shares of stock available under the acquired plan (as adjusted and converted into Shares in accordance with the terms of the transaction) will be available for awards under the 2021 Plan, subject to applicable shareowner approval and stock exchange requirements (subject to certain exceptions in the 2021 Plan).

If UPS engages in such a transaction, or a recapitalization, reorganization, spin-off, or other transaction with an another organization, the Compensation Committee in its absolute discretion may (1) grant awards under the 2021 Plan in substitution and cancellation of the awards awarded to an individual by such other organization or (2) assume such awards made to an individual by such other organization as if UPS had granted such awards under the 2021 Plan. Awards made in substitution for awards canceled as a result of such transaction may have an exercise price or grant price less than the fair market value of a Share on the date such award is granted and such other terms and conditions as consistent with such canceled awards; provided that no stock option or SAR may be granted in substitution for such award if such stock option or SAR provides for a deferral of compensation subject to Section 409A of the Code.

Federal Income Tax Consequences

The rules concerning the federal income tax consequences with respect to awards made pursuant to the 2021 Plan are technical, and reasonable persons may differ on the proper interpretation of the rules. Moreover, the applicable statutory and regulatory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. The following discussion is designed to provide only a brief, general summary description of the federal income tax consequences associated with the awards, based on a good faith interpretation of the current federal income tax laws, regulations (including applicable proposed regulations) and judicial and administrative interpretations. The following discussion is presented for the information of shareowners considering how to vote on this proposal and not for 2021 Plan participants, and it does not set forth any federal tax consequences other than income tax consequences or any state, local or foreign tax consequences that may apply.

Incentive Stock Options ("ISOs"). An optionee does not recognize taxable income upon the grant or upon the exercise of an ISO (although the exercise of an ISO may in some cases trigger liability for the alternative minimum tax). Upon the sale of ISO Shares, the optionee recognizes income in an amount equal to the excess, if any, of the fair market value of those Shares on the date of sale over the exercise price of the ISO Shares. Any income is taxed at the long-term capital gains rate if the optionee has not disposed of the stock within two years after the date of the grant of the ISO and has held the Shares for at least one year after the date of exercise. ISO holding period requirements are waived when an optionee dies.

If an optionee sells ISO Shares before having held them for at least one year after the date of exercise and two years after the date of grant, the optionee recognizes ordinary income to the extent of the lesser of: (1) the gain realized upon the sale; or (2) the excess of the fair market value of the Shares on the date of exercise over the exercise price. Any additional gain is treated as long-term or short-term capital gain depending upon how long the optionee has held the ISO Shares prior to disposition.

Nonqualified Stock Options ("NQSOs"). An optionee does not recognize taxable income upon the grant of an NQSO. Upon the exercise of such a stock option, the optionee recognizes ordinary income to the extent the fair market value of the Shares received upon exercise of the NQSO on the date of exercise exceeds the exercise price.

Restricted Stock. A participant who receives an award of restricted stock does not generally recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income in the first taxable year in which his or her interest in the Shares becomes either: (1) freely transferable; or (2) no longer subject to substantial risk of forfeiture. The amount of taxable income is equal to the fair market value of the Shares less the cash, if any, paid for the Shares.

A participant may elect to recognize income at the time of grant of restricted stock in an amount equal to the fair market value of the restricted stock (less any cash paid for the Shares) on the date of the award.

SARs. A participant who exercises a SAR will recognize ordinary income upon the exercise equal to the amount of cash and the fair market value of any Shares received on as a result of the exercise.

Other Awards. In the case of an award of RSUs, RPUs, RPS, other Shares or cash, the participant would generally recognize ordinary income in an amount equal to any cash received and the fair market value of any Shares received on the date of payment.

Section 409A. Section 409A of the Code provides special tax rules applicable to programs that provide for a deferral of compensation. Failure to comply with those requirements will result in accelerated recognition of income for tax purposes along with an additional tax equal to 20% of the amount included in income, and interest on deemed underpayments in certain circumstances. While certain awards under the 2021 Plan could be subject to Section 409A, the 2021 Plan has been drafted with the intent to comply with the requirements of Section 409A, where applicable.

Tax Consequences to UPS and its Subsidiaries. In general, to the extent that a participant recognizes ordinary income in the circumstances described above, UPS or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

New Plan Benefits

Because benefits under the 2021 Plan will depend on the Compensation Committee's actions and the fair market value of the Shares at various future dates, it is not possible to determine the benefits that will be received by directors, executive officers and other participants if the 2021 Plan is approved by the shareowners.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of Shares under the 2021 Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the 2021 Plan by our shareowners.

Ownership of Our Securities

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth information as to each person known to us to be the beneficial owner of more than five percent of either our class A or class B common stock, based on SEC filings by such persons. Class A shares are entitled to ten votes per share and class B shares are entitled to one vote per share on each matter acted upon at the Annual Meeting. Class A shares are held by current and former employees and are not publicly traded. As of March 1, 2021 there were 147,252,798 outstanding shares of class A common stock and 720,523,284 outstanding shares of class B common stock.

Name and address	Number of Shares of Class B Stock Beneficially Owned	Percent of Class B Stock
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	52,600,820	7.3%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	57,634,689	8.0%

(1) According to a Schedule 13G/A filed with the SEC on February 5, 2021, BlackRock, Inc. has sole voting power with respect to 46,004,159 shares and sole dispositive power with respect to 52,600,820 shares.

(2) According to a Schedule 13G/A filed with the SEC on February 10, 2021, The Vanguard Group has shared voting power with respect to 1,205,278 shares, sole dispositive power with respect to 54,435,238 shares and shared dispositive power with respect to 3,199,451 shares.

The following table sets forth the beneficial ownership of our class A and class B common stock as of March 1, 2021 by each of our NEOs, each of our directors, and all of our current executive officers and directors as a group. Ownership is calculated in accordance with SEC rules and regulations.

	Number of Shares Beneficially Owned[1][2]		Additional Shares in Which the Beneficial Owner Has or Participates in the Voting or Investment Power[5]	Total Shares Beneficially Owned[6]
	Class A Shares[3][4]	Class B Shares		
Named Executive Officers				
Carol B. Tomé	184,329	13,036	—	197,365
David P. Abney	651,116	1,452	2,695,520[7]	3,348,088[7]
Brian O. Newman	32,482	—	—	32,482
Nando Cesarone	21,928	1	—	21,929
Kate M. Gutmann	105,006	—	—	105,006
Juan R. Perez	114,977	—	—	114,977
George A. Willis	—	—	—	—
Non-Employee Directors				
Rodney C. Adkins	15,389	—	—	15,389
Eva C. Boratto	836	—	—	836
Michael J. Burns	31,454	—	—	31,454
Wayne Hewett	836	871	—	1,707
Angela Hwang	1,168	—	—	1,168
Kate Johnson	538	—	—	538
William R. Johnson	27,946	160	—	28,106
Ann M. Livermore	54,210	—	—	54,210
Rudy H.P. Markham	28,122	—	—	28,122
Franck J. Moison	7,676	—	—	7,676
Clark T. Randt, Jr.	22,622	—	—	22,622

	Number of Shares Beneficially Owned[1][2]		Additional Shares in Which the Beneficial Owner Has or Participates in the Voting or Investment Power[5]	Total Shares Beneficially Owned[6]
	Class A Shares[3][4]	Class B Shares		
Christiana Smith Shi	5,855	—	—	5,855
Russell Stokes	538	—	—	538
Kevin Warsh	17,379	—	—	17,379
Current Executive Officers and Directors as a Group (26 persons)	**910,280**	**14,068**	**—**	**924,348[8][9]**

(1) Includes shares for which the named person or group has sole voting or investment power or has shared voting or investment power with his or her spouse. Includes 26,500 shares owned by David Abney's wife as to which he disclaims all beneficial ownership.

(2) Includes 1,083 shares pledged by all current executive officers as a group, which were pledged prior to the 2014 adoption of a policy prohibiting pledges of UPS stock. None of our directors have pledged any shares of UPS stock. Shares pledged are not counted for purposes of compliance with our stock ownership guidelines. All executive officers that have pledged shares comply with our stock ownership guidelines after excluding the shares subject to pledge.

(3) Includes class A shares that may be acquired through April 30, 2021 upon the conversion of RSUs following separation from the UPS Board of Directors, including 24,656 RSUs held by Carol Tomé in connection with her service as a non-employee director.

(4) Includes class A shares that may be acquired through stock options exercisable through April 30, 2021 as follows: Tomé – 148,880; Abney — 414,090; Newman – 6,077; Cesarone – 4,432; Gutmann – 32,826; Perez — 59,312; and all current directors and executive officers as a group — 353,441. Includes vested Stock Option Deferral Shares for Abney – 2,093.

(5) None of the individuals listed, nor members of their immediate families, has any direct ownership rights in the shares in this column. See footnote 7.

(6) All directors and executive officers individually and as a group held less than one percent of outstanding shares of each of class A and class B common stock outstanding as of March 1, 2021. Assumes that all options exercisable through April 30, 2021 and owned by the named individual are exercised, and that shares acquirable under RSUs through April 30, 2021 are so acquired. The total number of shares outstanding used in calculating this percentage for each individual person also assumes that none of the options owned by other named individuals are exercised and that none of the shares acquirable under the RSUs held by other named individual are so acquired.

(7) Includes 2,274,484 class A shares and 421,036 class B shares owned by the Annie E. Casey Foundation, Inc., which are considered under SEC rules to be beneficially owned by David Abney because he serves on the Board of Trustees.

(8) Includes 1,034 RSUs and RPUs for all current executive officers and directors as a group that vest and convert to class A common stock prior to April 30, 2021.

(9) Our directors hold vested equity instruments that, in accordance with SEC reporting rules, are not reported in the table above because the individual does not have the right to acquire beneficial ownership of the underlying shares within 60 days of March 1, 2021. These equity interests represent additional financial interests in UPS that are subject to the same market risks as ownership of our common stock. For Carol Tomé and Ann Livermore, represents 1,267 and 2,681 phantom stock units, respectively; and for Michael Burns, Wayne Hewett and Kevin Warsh, represents deferred non-employee director retainer fees allocated to 5,189, 169, and 7,734 shares of UPS common stock, respectively within the UPS Deferred Compensation Plan. Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. The phantom stock units shown for Carol were awarded during her service as a non-employee director. Dividends paid on UPS common stock are credited to the director's phantom stock unit balance. Upon termination of the individual's service as a director, amounts represented by phantom stock units will be distributed in cash over a time period elected by the recipient.

Audit Committee Matters

Proposal 4 — Ratification of Auditors

What am I voting on? Shareowners are being asked to ratify the Audit Committee's appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for 2021.

Voting Recommendation: Our Board of Directors recommends that shareowners vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2021.

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Deloitte & Touche LLP ("Deloitte") has been our independent auditor since we became a publicly-traded entity in 1999. Prior to becoming a publicly-traded entity, Deloitte also served as the independent auditor of our privately held parent company since 1969. Deloitte audited our 2020 consolidated financial statements and our internal control over financial reporting. As discussed below, our Audit Committee considers Deloitte to be well qualified and has appointed Deloitte as our independent registered public accounting firm for the year ending December 31, 2021.

This proposal asks you to ratify the appointment of Deloitte as our independent registered public accounting firm for 2021. Although we are not required to obtain such ratification from our shareowners, the Board of Directors believes it is sound corporate governance practice to do so. If the appointment of Deloitte is not ratified, the Audit Committee will reconsider the appointment. Even if the appointment of Deloitte is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of UPS and its shareowners.

A representative of Deloitte is expected to be at the Annual Meeting, will have the opportunity to make a statement and is expected to be available to respond to appropriate questions by shareowners. The following sections provide additional information about our Audit Committee, its selection of Deloitte, Deloitte's fees and related matters.

Report of the Audit Committee

Roles and Responsibilities. The key responsibilities of the Audit Committee are set forth in its charter, which was approved by the board and is available on the governance section of the UPS Investor Relations website at www.investors.ups.com. Pursuant to its charter, the Audit Committee's purposes, duties and responsibilities include:

- assisting the board in discharging its responsibilities relating to the accounting, reporting and financial practices of UPS;

- overseeing the accounting and financial reporting processes, including reviewing earnings or annual report press releases, overseeing the integrity of UPS's financial statements and evaluating major financial risks;

- having sole authority to appoint, oversee, determine the compensation of and terminate the Company's independent registered public accounting firm; and

- overseeing the Company's systems of disclosure controls and internal controls, the Company's compliance with legal and regulatory requirements as well as the Company's Code of Business Conduct.

Management has primary responsibility for preparing UPS's financial statements and establishing effective internal control over financial reporting. Deloitte is responsible for auditing those financial statements and UPS's internal control over financial reporting and expressing an opinion on the conformity of UPS's audited financial statements with generally accepted accounting principles and on the effectiveness of UPS's internal control over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee is responsible for appointing the independent registered public accounting firm, understanding the terms of the audit engagement, negotiating the fees for the audit engagement and approving the terms of the audit engagement. In this context, the Audit Committee discussed with Deloitte the terms of the audit engagement, the overall scope and plan for the audit, and the other matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee had the opportunity to ask Deloitte questions relating to such matters.

Committee Oversight of Financial Statements. The Audit Committee met with management and Deloitte to review and discuss the Company's audited financial statements and the Company's internal control over financial reporting. The Audit Committee discussed with management and Deloitte the critical accounting policies applied by UPS in the preparation of its financial statements, the quality, and not just the acceptability, of the accounting principles utilized, the reasonableness of significant accounting judgments, and the clarity of disclosures in the financial statements. The Committee reviewed and discussed the Company's enhanced assessment and oversight of the effects of COVID-19 on internal controls and financial reporting.

The Audit Committee met with Deloitte and UPS's internal auditors, in each case with and without other members of management present, to discuss the results of their respective examinations, the evaluations of the Company's internal control and the overall quality and integrity of the Company's financial reporting. Additionally, the Audit Committee reviewed UPS's internal audit plan and the performance, responsibilities, budget and staffing of UPS's internal auditors.

The Audit Committee met with members of management to discuss the Company's legal and ethical compliance programs. The Audit Committee also oversaw compliance with and procedures for UPS's receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing and other federal securities law matters, including confidential and anonymous submissions of these complaints.

Auditor Independence. Deloitte has provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent registered public accountants' communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte that firm's independence. The Audit Committee also considered whether Deloitte's provision of non-audit services to UPS was compatible with the independence of the independent registered public accountants. The Audit Committee has established a policy, discussed below, requiring the pre-approval of all audit and non-audit services provided to UPS by Deloitte. The Audit Committee reviewed and pre-approved all fees paid to Deloitte. These fees are described in the next section of this proxy statement.

Committee Assessment of Deloitte. In addition, as in prior years, the Audit Committee, along with management and UPS's internal auditors, reviewed Deloitte's 2020 performance as part of its consideration of whether to appoint Deloitte as UPS's independent registered public accounting firm for 2021 and to recommend to the board that shareowners ratify this appointment. As part of this review, the Audit Committee considered the continued independence, objectivity and professional skepticism of Deloitte. The Audit Committee also considered, among other things, the length of time that Deloitte has served as UPS's independent auditors, the breadth and complexity of UPS's business and its global footprint and the resulting demands placed on its auditing firm in terms of expertise in UPS's business, external data and management's perception relating to the depth and breadth of Deloitte's auditing qualification and experience, the quantity and quality of Deloitte's staff and global reach, the appropriateness of Deloitte's fees, the communication and interaction with the Deloitte team over the course of the prior year, PCAOB reports on Deloitte, and the potential impact of changing our independent registered public accounting firm.

The Audit Committee recognized the ability of Deloitte to provide both the necessary expertise to audit UPS's business and the matching global footprint to audit UPS worldwide, as well as the efficiencies to UPS resulting from Deloitte's long-standing and deep understanding of our business. The Audit Committee also considered the policies that Deloitte follows with respect to rotation of its key audit personnel, so that there is a new partner-in-charge at least every five years. The Audit Committee is involved in the selection of the new partner-in-charge of the audit engagement when there is a rotation required under applicable rules. Additionally, the Audit Committee considered Deloitte's focus on independence, their quality control policies, the quality and efficiency of the work performed, and the quality of discussions and feedback sessions. Based on the results of its review, the Audit Committee concluded that Deloitte is independent and that it is in the best interests of UPS and its shareowners to appoint Deloitte to serve as UPS's independent registered accounting firm for 2021. Consequently, the Audit Committee has appointed Deloitte as UPS's independent auditors for 2021, and the board is recommending that UPS's shareowners ratify this appointment.

Recommendation. Based on the review and the discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in UPS's Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the SEC.

The Audit Committee
Rudy Markham, Chair
Eva Boratto
Michael Burns
Wayne Hewett
Angela Hwang

Principal Accounting Firm Fees

The Audit Committee, with the ratification of the shareowners, engaged Deloitte to perform the annual audits of the Company's financial statements for each of the fiscal years ended December 31, 2020 and 2019. The aggregate fees billed to us for the fiscal years ended December 31, 2020 and 2019 by Deloitte, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates are below:

	2020	2019
Audit Fees[1]	$18,404,000	$16,464,000
Audit-Related Fees[2]	$ 1,130,000	$ 1,266,000
Total Audit and Audit-Related Fees	$19,534,000	$17,730,000
Tax Fees[3]	$ 271,000	$ 631,000
All Other Fees	$ —	$ —
Total Fees	$19,805,000	$18,361,000

(1) Fees for professional services performed by Deloitte for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, internal control attestation procedures, statutory audits of foreign subsidiary financial statements and other services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Fees for assurance and related services performed by Deloitte that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit plan and compensation plan audits, independent service auditors' reports, attestation procedures related to securities offerings, and other attestations by Deloitte.

(3) Fees for professional services performed by Deloitte with respect to tax compliance work and tax planning and advice services. This includes review of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims, and payment planning and tax audit assistance.

Services Provided by Deloitte

All services provided by Deloitte are permissible under applicable laws and regulations. The Audit Committee has established a policy requiring the pre-approval of all audit and non-audit services performed by Deloitte in order to help assure that the provision of such services does not impair Deloitte's independence.

Proposed services may be pre-approved through the application of detailed policies and procedures ("general pre-approval") or by specific review of each service ("specific pre-approval"). Unless a type of service to be provided by Deloitte has received general pre-approval, it requires specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels also requires specific approval by the Audit Committee.

The Audit, Audit-Related, Tax and All Other services that have received general pre-approval of the Committee, and those services that are prohibited, are described in the policy along with the corresponding cost levels. The term of any general pre-approval is twelve months from the date of pre-approval, unless otherwise stated. The Committee annually reviews and pre-approves the services that may be provided by Deloitte without obtaining specific pre-approval, and may revise the list from time to time based on subsequent determinations.

The Audit Committee has delegated to its Chair the authority to pre-approve certain permitted services between the Audit Committee's regularly scheduled meetings, and the Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting for review by the Audit Committee. The policy prohibits the Audit Committee from delegating its responsibilities to management for pre-approving Deloitte's permitted services.

Shareowner Proposals

In accordance with SEC rules, we have set forth below certain shareowner proposals, along with the supporting statements of the shareowner proponents. Each shareowner proposal is required to be voted on at our Annual Meeting only if properly presented. The Company is not responsible for any inaccuracies they may contain.

Proposal 5 — Shareowner Proposal Requesting the Board Prepare an Annual Report on Lobbying Activities

What am I voting on? Whether you want to require the board to prepare an annual report on UPS lobbying activities.

Voting Recommendation: Our board of directors recommends that shareowners vote **AGAINST** this proposal because:

- UPS is transparent and accountable with respect to lobbying and political activities, including providing significant disclosures

- UPS has consistently been named a top company for political transparency and accountability

- UPS protects and promotes shareowner value by participating in the political process

- The board provides independent oversight of UPS's lobbying and political activities

- Additional lobbying disclosure is unnecessary

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

Boston Trust Walden Company, One Beacon Street, Boston, MA 02108, has advised us that they, along with co-proponents whose names, addresses and share ownership will be promptly provided upon oral or written request to the UPS Corporate Secretary, intend to submit the proposal set forth below for consideration at the Annual Meeting.

Whereas, we believe in full disclosure of UPS's lobbying activities and expenditures to assess whether its lobbying is consistent with UPS's expressed goals and in the best interests of shareowners.

Resolved: the shareowners of UPS request the Board prepare a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by UPS used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which UPS is a member.

"Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating and Corporate Governance Committee and posted on UPS's website.

Shareowner's Supporting Statement

We encourage transparency in UPS's use of funds to lobby. UPS spent $68.1 million from 2010 – 2019 on federal lobbying. This does not include state lobbying, where UPS also lobbies but disclosure is uneven or absent. For example, UPS had at least 122 lobbyists in 29 states in 2019 (followthemoney.org) and spent $1.7 million on lobbying in California from 2010 – 2019.

UPS sits on the board of the Chamber of Commerce, which has spent over $1.6 billion lobbying since 1998, and belongs to the Business Roundtable (BRT), which spent over $43 million on lobbying for 2018 and 2019. UPS does not disclose its memberships in, or payments to trade associations, or the amounts for lobbying.

And UPS does not disclose its membership in tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council (ALEC). UPS's ALEC membership continues to draw scrutiny (https://www.prwatch.org/news/2020/05/13583/groups-call-alec%E2%80%99s-corporate-funders-cut-ties-over-its-coronavirus-lobbying). Over 110 companies have left ALEC, including ExxonMobil, Home Depot and Pepsi.

We are concerned that UPS's seeming contradictions in public policy advocacy and limits in disclosure present reputational risks. For example, UPS signed the BRT Statement on the Purpose of the Corporation advocating socially responsible conduct, yet also attended the ALEC annual conference. (https://readsludge.com/2019/08/27/these-ceos-promised-to-be-socially-responsible-but-their-companies-are-pushing-alecs-right-wing-agenda/). And UPS strongly supports efforts to mitigate the impact of climate change, yet the Chamber opposed the Paris climate accord. UPS uses the Global Reporting Initiative for sustainability reporting yet fails to report "any differences between its lobbying positions and any stated policies, goals, or other public positions" under Standard 415.

We urge UPS to expand its lobbying disclosure.

Response of UPS's Board

This requested report is unnecessary because of UPS's already extensive disclosures regarding lobbying and political activities, the oversight provided by the board of directors, and the Company's existing policies. Preparing an additional special report beyond UPS's current voluntary and mandatory disclosures is not an efficient use of resources. Additionally, UPS's shareowners have previously rejected this proposal each year since 2012.

UPS is transparent and accountable

UPS complies with all applicable laws with respect to disclosing political and lobbying activities and, in some cases, goes beyond what is required. The following examples demonstrate UPS's commitment to political transparency and accountability:

- **UPS provides significant disclosures about political spending:** UPS publishes semi-annual reports disclosing the amounts and recipients of any federal and state political contributions and expenditures made with corporate funds in the United States. UPS also discloses any payments to trade associations that receive $50,000 or more from the Company and that use a portion of the payment for political expenditures pursuant to 26 U.S.C. §162(e)(1) (B). These reports can be found at www.investors.ups.com. As disclosed in our most recent report, UPS did not make any federal or state contributions or non-deductible political payments to covered trade associations during the July 1 – December 31, 2020 time period.

- **UPS provides detailed information about lobbying activities:** UPS files publicly available federal Lobbying Disclosure Act Reports each quarter. Links to these reports can be found on UPS's web site at www.investors.ups.com. The reports provide information about expenditures for the quarter, describe the specific legislation that was the topic of communications, and identify the employees who lobbied on UPS's behalf. UPS files similar periodic reports with state agencies reflecting state lobbying activities.

UPS has consistently been named a top company for political transparency and accountability

The Center for Political Accountability Zicklin Index of Corporate Political Accountability and Disclosure ranked UPS among the top of S&P 500 companies for political transparency and accountability in 2020. This is the tenth year in a row that UPS was named as one of the top companies. A copy of the 2020 ranking can be found at www.politicalaccountability.net.

UPS protects and promotes shareowner value by participating in the political process

UPS's business is subject to extensive regulation at the federal, state and local levels. We believe that we have a responsibility to our shareowners and employees to be engaged in the political process, including lobbying activities. We understand that individual shareowners may disagree with one or more positions expressed by certain organizations. In fact, given the variety of business issues in which many trade associations and other groups are engaged, we do not necessarily agree with all positions taken by every organization in which we are a member. In these circumstances, we weigh the utility of continued membership against the consequences of differing positions or opinions.

The Board provides independent oversight of UPS's lobbying and political activities

The President of UPS's Public Affairs department regularly reports to the Nominating and Corporate Governance Committee regarding UPS's lobbying and political activities. In addition, the Nominating and Corporate Governance Committee, which is composed entirely of independent directors, reviews and approves UPS's semi-annual political contribution report.

The board also monitors UPS's memberships in trade associations and other tax exempt organizations that engage in lobbying. UPS must often decide whether to participate in a variety of trade associations and other tax exempt organizations. The Company may participate when involvement is consistent with specific UPS business objectives. These decisions are subject to board oversight and are regularly reviewed by the Nominating and Corporate Governance Committee.

Furthermore, UPS's decision-making process for lobbying activities is transparent. UPS's Public Affairs department works with senior management on furthering business objectives and on protecting and enhancing long-term shareowner value. This is accomplished by focused involvement at all levels of government. Moreover, the UPS Public Affairs department must approve all lobbying activities and any payments to trade associations or other tax-exempt organizations that engage in lobbying activities.

Additional lobbying disclosure is unnecessary

UPS participates in the political process in accordance with good corporate governance practices. The board believes UPS's lobbying activities are transparent, and the approval of this proposal is unnecessary given the information that is already publicly available. In addition, approval of this proposal is not an efficient use of resources and will only serve to benefit the limited interests of a small group of shareowners.

For these reasons, the board recommends that shareowners vote against this proposal.

Proposal 6 — Shareowner Proposal to Reduce the Voting Power of Class A Stock from 10 Votes Per Share to One Vote Per Share

What am I voting on? Whether you want the board to take steps to reduce the voting power of the Company's class A stock from 10 votes per share to one vote per share.

Voting Recommendation: Our board of directors recommends that you vote **AGAINST** this proposal because:

- UPS's ownership structure has contributed to its long-term success

- UPS's dual-class structure is unique in that class A shares are widely held by over 155,000 class A shareowners, and there is no concentration of voting power

- Our current executive officers and directors, collectively, hold less than 1% of the total voting power of our class A and class B common stock

- Elimination of this structure will not improve the corporate governance or the long-term financial performance of UPS

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised us that he intends to submit the proposal set forth below for consideration at the Annual Meeting.

Proposal 6 — Equal Voting Rights for Each Shareholder

RESOLVED: Shareholders request that our Board of Directors take steps to ensure that all of our company's outstanding stock has an equal one-vote per share in each shareholder voting situation. This would encompass all practicable steps including encouragement and negotiation with current and future shareholders, who have more than one-vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to the weakling one-vote per share for other shareholders. Corporate governance advocates have suggested a 7-year transition to equal voting rights for each share.

In spite of lopsided shares having 10-times more voting power, support for this proposal topic has steadily grown from 21% in 2013 to 29% in 2020.

With stock having 10-times more voting power our company takes our shareholder money but does not give us in return an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. Plus, with the UPS shareholder-unfriendly brand of corporate governance, we had no right to call a special meeting or act by written consent. And we were restricted by provisions mandating an 80%-vote in order to make a certain improvements to our corporate governance.

And to top bad things off our management recommended that they get a 3-year holiday on a shareholder vote on management pay. The vast majority of Fortune 500 companies recommended an annual vote on management pay. Excellent corporate governance is a cost-effective way to improve company stock performance.

As an example for UPS, social and mobile-game maker Zynga announced moving to a single-class share structure in 2018. At Zynga Class C shares had 70-votes per share and Class B shares had 7-votes a share while Class A shares had one-vote per share.

Zynga executives said that a single-class share structure simplifies the company's stock structure and gives parity to shareholders. In its 2018 annual report, Zynga said its old multi-class share system could limit the ability of its other stockholders to influence the company and could negatively impact its share price.

Corporate governance advocates as well as many investors and index managers have pushed back on the UPS-type dual-class structures. S&P Dow Jones Indices said that companies with multiple classes of shares would be barred from entering its flagship S&P 500 index.

Please vote yes: **Equal Voting Rights for Each Shareholder — Proposal 6**

Response of UPS's Board

UPS has a unique employee ownership culture that has helped it grow and thrive. Current and former employees and their families have been significant shareowners of the Company since its founding in 1907. This culture was instilled in the Company by UPS founder Jim Casey who always urged his partners to run their centers and departments like their own small business. Our employee ownership culture creates a significant incentive for our employees to help facilitate UPS's long-term success.

The Company's current ownership structure, which has been in place since UPS became a public company in 1999, includes class A and class B common stock. The class A shares are held by current and former UPS employees and their families, many of whom owned UPS shares before the Company's initial public offering. The Company's class B shares are publicly traded.

UPS's ownership structure has contributed to its long-term success

Our ownership structure allows the Company to pursue long-term growth strategies and avoid the drawbacks associated with excessive emphasis on short-term goals. In this regard, the interests of UPS employees and class B shareowners are aligned. Management is able to run the Company with a sense of purpose by focusing on sustainable value creation that benefits all of the Company's constituents. We believe that the benefits of our ownership structure are reflected in various financial metrics used to measure UPS, especially when compared with our competitors.

Our class A shareowners' interests go well beyond UPS's current stock price and focus on the long-term success of the Company. Since its humble beginnings in 1907, UPS has become the world's largest package delivery company, a leader in the U.S. less-than-truckload industry and the premier provider of global supply chain management solutions. We owe our success, to a significant degree, to the commitment our ownership structure inspires in our employee owners.

UPS's dual-class structure is unique in that class A shares are widely held, and ownership is not concentrated in any one holder or a few holders

The board strongly disagrees with this proposal's characterization of UPS's ownership structure. Some companies maintain multiple classes of stock in order to concentrate voting power with a limited number of people (such as company founders) who have unique interests that may not necessarily align with those of other shareowners. In contrast, UPS's dual-class structure is unique in that the class A shares are widely held by approximately 155,000 current and former employees, from hourly employees to executive officers. Our current executive officers and directors, collectively, hold less than 1% of the total voting power of our class A and class B common stock.

Elimination of this structure will not improve the corporate governance or the long-term financial performance of the Company

UPS's ownership structure should be considered in light of our strong corporate governance practices. Other than our CEO, all UPS director nominees are independent. All UPS directors are elected annually by a majority of votes cast in uncontested director elections, only independent directors serve on the board's Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee, and we have an independent Board Chair. In addition, as part of our ongoing commitment to strong corporate governance practices, the board regularly reviews and updates the Company's governance policies and practices, including the voluntary adoption of annual say on pay voting and a proxy access bylaw.

For the reasons discussed above, the board believes that UPS's ownership structure continues to be in the best interests of the Company and its shareowners. Elimination of this structure will not improve the corporate governance or the long-term financial performance of the Company. The board also believes that our shareowners agreed with this assessment when they rejected similar proposals each year since 2013.

Proposal 7 — Shareowner Proposal Requesting that the Company Prepare a Report on How it Plans to Reduce its Total Contribution to Climate Change

What am I voting on? Whether you want to require the Company to prepare a report on how it plans to reduce its total contribution to climate change and align its operations with the Paris Agreement.

Voting Recommendation: Our Board of Directors recommends that you vote **AGAINST** this proposal because:

- UPS already publishes a comprehensive and detailed annual sustainability report

- UPS is widely recognized for its sustainability practices

- UPS has already adopted and published ambitious goals to reduce GHG emissions

- UPS is taking steps to address our airline fuel emissions

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

Trillium Asset Management LLC, 721 NW Ninth Ave, Suite 250, Portland, OR 97209 and Zevin Asset Management, LLC, 2 Oliver Street, Suite 806, Boston, MA 02109, have advised us that they intend to submit the proposal set forth below for consideration at the Annual Meeting on behalf of the James T. Campen Trust and the Trillium P21 Global Equity Fund.

Whereas: In 2018, the Intergovernmental Panel on Climate Change updated the goals of the 2015 Paris Agreement to advise that net carbon emissions must fall 45 percent by 2030 and reach net zero by 2050 to limit warming below 1.5 degrees Celsius, thereby preventing the worst consequences of climate change. However, in 2020, the UN reported the world is "way off-track" from achieving these goals[1].

Climate change impacts present risks to investors. A warming climate is associated with increased supply chain disruptions, reduced resource availability, lost production, commodity price volatility, infrastructure damage, political instability, reduced worker efficiency, and adverse health impacts that disproportionally affect low-income communities and communities of color.

The U.S. Energy Information Administration identifies the transportation sector as the largest producer of greenhouse gas (GHG) emissions and its emissions are steadily increasing.

While UPS has set a climate science based target for its road operations, it has not made similar commitments for its airline. This is a problematic oversight as UPS's airline accounts for 60 percent of its total operational emissions; emissions from UPS's airline increased 22 percent from 2015 to 2019, leading to a 16 percent increase in its total operational footprint over the same timeframe.

More than 1,500 companies have now committed to achieve the Paris Agreement's climate goals by becoming net zero by 2050,[2] including UPS's peer DHL Group. Amazon aims to achieve the Paris goals by 2040. Many airlines have committed to net zero operations by 2050 or sooner, including Delta, Qantas, British Airways, and American Airlines. Lufthansa and JetBlue are actively implementing Sustainable Aviation Fuel (SAF) that can reduce air emissions up to 80%.

Ramping up the scale, pace, and rigor of climate-related efforts may help unlock opportunities for growth as major business customers are increasingly demanding environmental accountability from suppliers. It may also help prepare UPS for future carbon-related regulations.

Given the impact of climate change on the economy, the environment, and human systems, and UPS's contribution to it, proponents believe UPS has a responsibility to its investors and stakeholders to clearly account for whether, and how, it plans to reduce its ongoing climate impacts.

Resolved: Shareholders request UPS issue a report, at reasonable cost and omitting proprietary information, describing if, and how, it plans to reduce its total contribution to climate change and align its operations with the Paris Agreement's goal of maintaining global temperature increases at or below 1.5 degrees Celsius.

Supporting Statement: In the report, shareholders seek information, among other issues at board and management discretion, on the relative benefits and drawbacks of integrating the following actions:

- Adopting overall short-, medium-, and long-term, absolute GHG emissions reduction targets for the Company's full carbon footprint, including its airline, aligned with the Paris Agreement;

- Increasing the scale, pace, and rigor of initiatives aimed at reducing the carbon intensity of UPS's services and operations;

- The feasibility of committing to net zero emissions by 2050, or sooner.

1 https://library.wmo.int/doc_num.php?explnum_id=10211

2 https://newclimate.org/wp-content/uploads/2020/09/NewClimate_Accelerating _Net Zero_Sept2020.pdf

Response of UPS's Board

UPS supports global efforts to mitigate the impact of climate change. Sustainability is an inherent part of UPS's strategy and business operations. We take a comprehensive, global approach to reducing energy use and GHG emissions within our networks, as well as major portions of our value chain. As a global leader in logistics and supply chain solutions, we transport packages and freight, facilitate international trade, and apply advanced technology to efficiently manage the world of business. In this role, we have the opportunity to reduce GHG emissions for the supply chains of many businesses.

UPS already publishes a comprehensive and detailed annual sustainability report

UPS is committed to sustainable business practices and transparent sustainability reporting. We published our first Corporate Sustainability Report in 2003, and we continue to evaluate the adoption of new sustainability reporting standards. UPS's annual Corporate Sustainability Report, available at www.ups.com/sustainabilityreport, is comprehensive and already provides shareowners the information they need to assess the Company's sustainability efforts. This inclusive report chronicles UPS's sustainability strategy, performance, initiatives, and engagements. We present this data in accordance with the Global Reporting Initiative ("GRI") Standards Comprehensive level. Beginning last year, we also report under the Sustainability Accounting Standards Board's (SASB) Air Freight and Logistics Sustainability Accounting Standard.

Producing another report around the Company's sustainability practices is unnecessary, not an efficient use of resources, and not in the best interests of the Company or its shareowners.

UPS is widely recognized for its sustainability practices

We have been repeatedly and widely recognized for our sustainability leadership. Including being listed on the Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index for the multiple years.

We have already adopted and published ambitious goals to reduce GHG emissions

UPS's senior executives effectively manage for sustainability and are highly motivated to meet the Company's sustainability goals. In fact, after we achieved many of our previous sustainability goals with a 2016 target date, we set more challenging goals around topics including the environment, our workforce, and communities.

Achieving these new goals – including a goal to reduce our absolute GHG emissions by 12% across our global ground operations by 2025 – will not be easy. We are pushing ourselves with longer-term targets that support our sustainability vision and reinforce our commitment to create innovative solutions for global sustainability challenges. We have established three targets to accelerate the use of renewable energy across our fleet and facilities, and intend to invest additional resources to help us meet these targets:

- source 25% of total electricity needs from renewable sources by 2025;

- source 40% of ground fuel from low carbon or alternative fuels by 2025; and

- expand our rolling laboratory – 25% of annual vehicle purchases by 2020 will be alternative fuel and advanced technology vehicles.

It is also important to note that these ambitious goals were set at a time when our carbon footprint would be expected to increase due to the rapid growth in e-commerce volume, which is requiring us to expand our physical network around the world. And we continue to evaluate longer-term GHG emission reduction projects beyond 2025, including projects that will address challenges associated with our airline fuel emissions.

We are taking steps to address our airline fuel emissions

UPS is actively engaged with airline industry and non-governmental organizations to evaluate the availability and commercial feasibility of sustainable aviation fuel. Looking beyond 2025, we are evaluating adopting additional, enterprise-wide short-, medium- and long-term emission reduction targets that will result in additional GHG reductions, including targets related to our airline fuel emissions.

In 2019, airline fuel made up 60% of our total Scope 1 and Scope 2 GHG emissions. Our Fuel Analytics and Sustainability Group continuously evaluates opportunities to further reduce our emissions in this area, including accelerating efforts to reduce the carbon intensity of our fleet. We have one of the youngest fleets in the industry with fuel-efficient aircraft, and our existing older models have been retrofitted to make them more efficient, all to have a lower carbon footprint.

We continue to make significant capital investments in new, more fuel-efficient aircraft. For example, we have been addressing growing U.S. and international demand by taking delivery of additional Boeing 747-8 freighter jets. The new wing and engine design on the 747-8 reduces fuel consumption and carbon emissions by 16 percent over the 747-400F. The aircraft also operates 52 percent below the International Civil Aviation Organization's nitrous oxide limits and is 30 percent quieter than other jumbo cargo jets.

Adding these freighters will progressively increase our ability to optimize our air network, opening up more capacity as we reassign equipment to operations across the world. UPS also lowers flight speeds, reduces weight where possible, optimizes flight paths, washes aircraft engines regularly and uses technology to increase precision of aircraft departures, arrivals and taxi times.

For these reasons, the board recommends that shareowners vote against this proposal.

Proposal 8 — Shareowner Proposal to Transition United Parcel Service, Inc. to a Public Benefit Corporation

What am I voting on? Whether you want to require the Company to amend its certificate of incorporation in order to transition to a Public Benefit Corporation under Delaware Law.

Voting Recommendation: Our Board of Directors recommends that you vote **AGAINST** this proposal because:

- UPS is already committed to our stakeholders, including our employees, customers, suppliers, and shareowners

- UPS's existing governance structure and practices already facilitate consideration of other stakeholders in addition to our shareowners, and provide the flexibility we need in order to deliver on our strategic goals

- Converting to a public benefit corporation could negatively impact UPS's overall performance and financial health

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

Shareowner Proposal

Myra K. Young, 9295 Yorkship Court Elk Grove, CA 95758, has advised us that she intends to submit the proposal set forth below for consideration at the Annual Meeting.

Proposal 8 - Transition to Public Benefit Corporation

RESOLVED: United Parcel Service, Inc. (the "Company") shareholders request our Board of Directors take steps necessary to amend our certificate of incorporation and, if necessary, bylaws (including presenting such amendments to the shareholders for approval) to become a public benefit corporation (a "PBC") in light of its adoption of the Business Roundtable Statement of the Purpose of a Corporation (the "Statement").[1]

SUPPORTING STATEMENT: The Company signed the Statement, which proclaims "we share a fundamental commitment to all of our stakeholders. . . . We commit to deliver value to all of them, for the future success of our companies, our communities and our country."

However, the Company is a conventional Delaware corporation, so that directors' fiduciary duties emphasize the company and its shareholders, but not stakeholders (except to the extent they create value for shareholders over time). Accordingly, when the interests of shareholders and stakeholders such as workers or customers clash, the Company's legal duty excludes all but shareholders.

As one Delaware law firm reported to another signatory considering conversion, directors may consider stakeholder interests only if "*any decisions made with respect to such stakeholders are in the best interests of the corporation and its stockholders.*"[2] That contradicts the commitment made in the Statement.

In contrast, directors of a PBC must "balance" the interests of shareholders, stakeholders and a specified benefit,[3] giving legal status to the Statement's empty promise.

This matters. A recent study determined that listed companies create annual social and environmental costs of $2.2 trillion.[4] These costs have many sources, including pollution, climate change and employee stress.[5] A company required to balance stakeholder interests could prioritize lowering these costs, even if doing so sacrificed higher return.

That matters to our shareholders, the majority of whom are beneficial owners with broadly diversified interests. As of the 2020 proxy statement, the Company's top three holders were Vanguard, State Street and BlackRock, which are generally indexed or otherwise broadly diversified.

Such shareholders and beneficial owners are unalterably harmed when companies follow Delaware's "shareholder primacy" model and impose costs on the economy that lower GDP, which reduces equity value.[6] While the Company may profit by ignoring costs it externalizes, diversified shareholders will ultimately pay these costs. As a PBC, our Company could prioritize reducing these costs.

Shareholders are entitled to vote on a change that would serve their interests and ensure the commitment made to stakeholders is authentic and lasting.

Please vote for: **Transition to Public Benefit Corporation – Proposal 8**

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1 https://s3.amazonaws.com/brt.org/BRT-StatementonthePurposeofaCorporationOctober2020.pdf.

2 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2020/harringtonwellsfargo021220-14a8.pdf

3 8 Del C, §365.

4 https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

5 Id.

6 See, e.g., https://www.advisorperspectives.com/dshort/updates/2020/11/05/market-cap-to-gdp-an-updated-look-at-the-buffett-valuation-indicator (total market capitalization to GDP "is probably the best single measure of where valuations stand at any given moment") (quoting Warren Buffet).

Response of UPS's Board

UPS understands the importance of acting responsibly as a business, an employer and a corporate citizen. That is why UPS is proud of our CEO's decision to endorse the Statement on the Purpose of a Corporation (the "Statement"), which was issued by the Business Roundtable in August 2019. We believe the Statement's expressed commitment that a company benefit its stakeholders is wholly consistent with UPS's corporate mission, which expressly includes leading by example, as a caring and sustainable company making a difference in the communities we serve. In addition, we are committed to maintaining robust governance practices that benefit the long-term interests of all stakeholders. As a result, converting to a public benefit corporation is unnecessary and is an inappropriate way to ensure that UPS continues to fulfill its mission.

UPS strives to be a caring and sustainable company

As described below, UPS operates in a sustainable manner, and we were named to *Forbes* and JUST Capital's annual JUST 100 list for our commitment to serving our workers, customers, communities, the environment and shareowners.

UPS fosters a culture where our employees can thrive through innovative education and training programs, health and safety initiatives, and a commitment to diversity, equity and inclusion. UPS owes our success, to a significant degree, to the commitment our ownership structure inspires in our employee owners. Our enterprise-wide learning management system, UPS University, helps employees develop and hone skills that will help them achieve success in their roles within the Company. UPS also offers one of the most generous tuition reimbursement programs in the marketplace. We are committed to creating an environment where all employees feel valued, respected and engaged. Our diversity, equity and inclusion mission is to connect and empower our employees, customers, suppliers, and communities for success by embracing the dynamics of different backgrounds, experiences and perspectives to propel our growth. UPS is also taking action to address racial inequality by establishing the UPS Equity, Justice & Action Task Force, a cross-functional team of UPS leaders charged with identifying and expediting solutions that strengthen the Company internally, while activating UPS's size and scale externally to help address inequality. The Company has also instituted mandatory unconscious bias training for employees.

UPS is transparent and accountable, dedicated to volunteering time, sharing knowledge, and donating funds to make our global community better. Through the UPS Foundation, we work to tackle today's societal challenges. For example, in 2020, our total annual charitable contributions totaled approximately $69 million in cash and in-kind contributions. Moreover, volunteerism is a year-round priority, and in 2020 we completed 20 million hours of global volunteerism and community service.

UPS is committed to sustainable business practices and transparent sustainability reporting. Our Corporate Sustainability Report provides information on our sustainability efforts, our community impact and work, and how we strive to support underrepresented and underprivileged communities. UPS has been repeatedly and widely recognized for our sustainability leadership, and we have set a number of ambitious goals to reduce our carbon footprint, improve sustainability through advanced technology, and invest in communities worldwide, including through our goal to plant 50 million trees around the world by 2030 in alignment with the United Nations Sustainable Development Goals, which will be earmarked to support low-income and underserved communities. UPS is also taking action in support of Black communities worldwide by expanding funding to longstanding partners such as the National Urban League, the NAACP, United Negro College Fund and the Leadership Conference on Civil and Human Rights' Education Fund, and forming new partnerships with organizations working for justice, reform and equity such as the Equal Justice Initiative and the National Museum of African American History and Culture. The Company also pledged 1 million UPS employee volunteer hours to support mentorship and educational programming in underserved Black communities.

UPS maintains robust governance practices that benefit shareowners' long-term interests

As discussed in the Corporate Governance section, UPS maintains robust corporate governance practices that benefit shareholders' long-term interests. In connection with exercising its general oversight responsibility, the board is regularly briefed on issues of concern to the Company's customers, unions, employees, retirees and shareowners. Consideration of economic, environmental and social sustainability risks and opportunities, which impact our stakeholders, are part of our comprehensive enterprise risk management program. We also view shareowner engagement as an essential aspect of corporate governance and consider the views of our shareowners when evaluating our governance policies.

Public benefit corporations are novel, especially for large U.S. publicly-traded companies like UPS

Delaware law was only amended to address public benefit corporations in 2013, and few U.S. publicly traded corporations are public benefit corporations. Further, it is difficult to predict the impact that converting to a public benefit corporation would have on our long-term success, including the impact on UPS's short- and long-term stock price, market capitalization, and overall financial viability. Uncertainty also exists as to how regulatory agencies would view conversion to a public benefit corporation.

For these reasons, we believe our existing corporate structure is well equipped to enable us to continue to deliver long-term, sustainable value. As a result, the board recommends that shareowners vote against this proposal.

Proposal 9 — Shareowner Proposal Requesting the Board Prepare an Annual Report on Diversity and Inclusion

What am I voting on? Whether you want to require the board to prepare an annual report on diversity and inclusion.

Voting Recommendation: Our board of directors recommends that shareowners vote **AGAINST** this proposal because:

- UPS's commitment to diversity is reflected in our workforce demographics, executive leadership and workplace environment

- UPS already provides investors with significant diversity data, and is committing to providing additional data

- UPS has consistently been named a top company for diversity and inclusion

- The board provides independent oversight of UPS's human capital management

Vote Required: The proposal must be approved by a majority of the voting power of the shares present in person or by proxy.

As You Sow, 2150 Kittredge St. Suite 450, Berkeley, CA 94704, has advised us that they intend to submit the proposal set forth below for consideration at the Annual Meeting on behalf of John B & Linda C Mason Comm Prop (S), Zanvyl Krieger Tr FBO Emma Kreiger (S) and Futures Without Violence Total (S).

Resolved: Shareholders request that United Parcel Service, Inc. (UPS) publish annually a report assessing the Company's diversity and inclusion efforts, at reasonable expense and excluding proprietary information. At a minimum the report should include:

- the process that the Board follows for assessing the effectiveness of its diversity, equity and inclusion programs,

- the Board's assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

Supporting Statement: Investors seek quantitative, comparable data to understand the effectiveness of the company's diversity, equity, and inclusion programs.

Whereas: Numerous studies have pointed to the corporate benefits of a diverse workforce. These include:

- Companies with the strongest racial and ethnic diversity are 35 percent more likely to have financial returns above their industry medians.

- Companies in the top quartile for gender diversity are 21 percent more likely to outperform on profitability and 27 percent more likely to have superior value creation.[1]

- A 2019 study of the S&P 500 by the *Wall Street Journal* found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[2]

Despite such benefits, significant barriers exist for diverse employees advancing within their careers. Women enter the workforce in almost equal numbers as men (48 percent). However, they only comprise 22 percent of the executive suite. Similarly, people of color comprise 33 percent of entry level positions, but only 13 percent of the c-suite.[3]

UPS states on its website "UPS has a unique opportunity to effect positive change in the world through a commitment to diversity and inclusion within our own workplace ... UPS views diversity and inclusion as a top business priority. By cultivating a diverse and inclusive environment, we can increase talent engagement, foster innovation, enhance customer service, and ultimately drive better financial performance."[4]

UPS, however, has not released meaningful information that allows investors to determine the effectiveness of its human capital management policies related to workplace diversity. Stakeholders may become concerned that UPS' statements are corporate puffery, language described by the United States Federal Trade Commission as marketing exaggerations intended to "puff up" companies or products and not able to be relied upon by consumers and investors.

Investors have reason to be wary, as UPS currently faces allegations of religious, gender and race discrimination. Investor desire for information on this issue is significant. As of October, 2020, $1.9 trillion in represented assets released an Investor Statement on the importance of increased corporate transparency on workplace equity data. It stated:

It is essential that investors have access to the most up-to-date and accurate information related to diverse workplace policies, practices, and outcomes.[5]

1 MMcKinsey & Company, "Delivering through Diversity", January 2018 https://www.mckinsey.com/~/media/mckinsey/business%20functions/organization/our%20insights/delivering%20through%20diversity/delivering-through-diversity_full-report.ashx

2 Holger, Dieter, "The business case for more diversity" Wall Street Journal, October 26, 2019 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

3 McKinsey & Company, "Women in the Workplace 2018", https://womenintheworkplace.com/

4 https://sustainability.ups.com/sustainability-strategy/diversity-and-inclusion/

5 https://www.asyousow.org/our-work/gender-workplace-equity-disclosure-statement

Response of UPS's Board

UPS is a global company — and is becoming even more so as much of the world's economic and population growth continues to occur in emerging markets. With more than half a million employees around the world, UPS has a unique opportunity to effect positive change in the world through a commitment to diversity, equity, and inclusion within our own workplace. We work closely with our customers, communities, suppliers, and employees to advance a culture that embraces diversity, cultivates equity and inclusion, and fosters open participation from those with different ideas and perspectives. UPS views diversity, equity, and inclusion as a strategic imperative that enables the company to attract and retain talented employees, foster innovation to enhance customer service, and bring strength and stability to businesses and communities. Producing an additional special report on UPS's diversity and inclusion efforts is unnecessary, and not an efficient use of resources, and therefore not in the best interests of the Company or its shareowners.

UPS seeks to maintain a diverse and inclusive workforce

As one of the world's largest employers, UPS employs people across all cultures, backgrounds, lifestyles, and experiences. In such a large company, there's an opportunity for employees to want to connect, network, and learn from others outside of normal work teams and with different backgrounds and experiences. An important way they can do this is through employee hubs known as Business Resource Groups (BRGs).

The BRG program started as a pilot in 19 UPS locations in 2006 with Women's Leadership Development (WLD) and has grown exponentially into more than 200 chapters worldwide across 11 total BRG categories: African American, Asian, Hispanic/Latino, Focus on Abilities, LGBT & Allies, Millennial, Multicultural, Veterans, Women in Operations, Working Parents, and WLD. Each BRG is supported with advisors and sponsors from senior management who help them grow and support the business in unique ways.

In addition, in 2020 we created the role of Chief Diversity, Equity and Inclusion Officer, a new position on the company's Executive Leadership Team, reporting directly to our CEO. The creation of this role is a significant step forward for UPS to build a more inclusive and equitable environment. Furthermore, the Company has also instituted mandatory unconscious bias training for employees.

UPS's commitment to diversity is reflected in our workforce demographics

Our focus on diversity and inclusion is not "corporate puffery" as suggested by this proposal. Starting from the most senior levels at UPS, our commitment to diversity and inclusion is evident:

- *Board of Directors* - 46% of our 2021 director nominees are women; and 31% are non-white

- *Executive Leadership* – 33% of our Executive Leadership Team members are women; and 33% are non-white

- *Management* – as disclosed in our most recent Sustainability Report, although only 15% of our non-management employees are women, 37% of our entry level management

positions, and 26% of our senior and middle management positions, are held by women; in addition, 49% of our entry level management positions, and 34% of senior and middle management positions, are held by non-white employees.

UPS already provides investors with significant diversity and inclusion data

The workforce statistics described above are reported annually in our Sustainability Report. In addition, beginning with our next Sustainability Report, we intend to report the prior year gender, racial and ethnic composition of our US workforce by EEO-1 job category as set forth in the consolidated EEO-1 Report that UPS files with the EEOC. We believe these disclosures provide the vast majority of our investors with the information they need to determine the effectiveness of our human capital management policies related to workplace diversity.

UPS has consistently been named a top company for diversity and inclusion

UPS has received numerous accolades recognizing our diversity and inclusion efforts. Following is a list of just a few of the more recent awards:

- For the fifth year in a row, UPS has been named to Forbes and JUST Capital's annual JUST 100 corporate leadership list. UPS earned a ranking of No. 39 overall and No. 1 in Transportation.

- UPS was named to OMNIKAL's Omni50 Award, which is the top 50 U.S. corporations who are awarding the most business to entrepreneurs from the growing culturally diverse marketplace

- UPS was ranked in 3BL Media's "100 Best Corporate Citizens" list and ranked No. 1 in Transportation sector. UPS has placed on the list for the past 11 years.

The board provides independent oversight of UPS's human capital management

Our Board of Directors and board committees provide oversight on human capital matters through a variety of methods and processes. These include regular updates and discussion around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives. We believe the Board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

For these reasons, we believe our existing diversity and inclusion practices, and significant disclosures, provide meaningful information that allows investors to determine the effectiveness of our human capital management policies related to workplace diversity. As a result, the board recommends that shareowners vote against this proposal.

Important Information About Voting at the 2021 Annual Meeting

What is included in the proxy materials, and why am I receiving them?

The proxy materials for our Annual Meeting include this Proxy Statement and notice of the 2021 Annual Meeting, as well as our 2020 Annual Report. If you received paper copies of these materials, you also received a proxy card or voting instruction form. We began distributing the Proxy Statement, Annual Meeting notice and proxy card, and Notice of Internet Availability of Proxy Materials (the "Notice") on March 29, 2021.

When you vote, you appoint each of Carol B. Tomé and Norman M. Brothers, Jr. to vote your shares at the Annual Meeting as you have instructed them. If a matter that is not on the form of proxy is voted on, then you appoint them to vote your shares in accordance with their best judgment. This allows your shares to be voted whether or not you attend the Annual Meeting.

Why did some shareowners receive a Notice of Internet Availability of Proxy Materials while others received a printed set of proxy materials?

We are allowed to furnish our proxy materials to requesting shareowners over the Internet, rather than by mailing printed copies, so long as we send them a Notice. The Notice explains how to access and review the Proxy Statement and Annual Report and vote over the Internet at www.proxyvote.com. If

you received the Notice and would like to receive printed proxy materials, follow the instructions in the Notice.

If you received printed proxy materials, you will not receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

Can I receive future proxy materials and annual reports electronically?

Yes. This Proxy Statement and the 2020 Annual Report are available on our investor relations website at www.investors.ups.com. Instead of receiving a Notice or paper copies of the proxy materials in the mail, shareowners can elect to receive emails that provide links to our future annual reports and proxy materials on the Internet. Opting to receive your proxy materials electronically will reduce costs and the environmental impact of our annual meetings and will give you an automatic link to the proxy voting site.

If you are a shareowner of record and wish to enroll in the electronic proxy delivery service for future meetings, you may do so by going to www.icsdelivery.com/ups and following the prompts. If you hold class B shares through a bank or broker, please refer to your voting instruction form, the Notice or other information provided by your bank or broker for instructions on how to elect this option.

Who is entitled to vote?

Holders of our class A common stock and our class B common stock at the close of business on March 22, 2021 are entitled to vote. This is referred to as the "Record Date."

A list of shareowners entitled to vote at the Annual Meeting will be available in electronic form at www.virtualshareholdermeeting.com/UPS2021 during the Annual Meeting on May 13, 2021.

You must use your 16-digit control number found on your proxy card, voting instruction form or the Notice of Internet Availability you previously received to participate in the meeting and vote. The list of shareowners will also be accessible for ten days prior to the meeting at our principal place of business, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328.

To how many votes is each share of common stock entitled?

Holders of class A common stock are entitled to 10 votes per share. Holders of class B common stock are entitled to one vote per share. On the Record Date, there were 147,977,700 shares of our class A common stock and 721,435,559 shares of our class B common stock outstanding and entitled to vote.

The voting rights of any shareowner or group of shareowners, other than any of our employee benefit plans, that beneficially owns shares representing more than 25% of our voting power are limited so that the shareowner or group may cast only one one-hundredth of a vote with respect to each vote in excess of 25% of the outstanding voting power.

How do I vote before the Annual Meeting?

Shareowners of record may vote as described below:

- *Online.* You can vote in advance of the Annual Meeting via the Internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time on May 12, 2021.

- *By Telephone.* If you received a proxy card by mail, the toll-free telephone number is noted on your proxy card. Telephone voting is available 24 hours a day at 1-800-690-6903 and will be accessible until 11:59 p.m. Eastern Time on May 12, 2021.

- *By Mail.* If you received a proxy card by mail and choose to vote in advance by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope.

If you hold class A shares in the UPS Stock Fund in the UPS 401(k) Savings Plan, you may vote your shares through the Internet, by telephone, by mail or online during as if you were a registered shareowner. To allow sufficient time for voting by the Plan trustee, your voting instructions must be received by 11:59 Eastern Time on May 10, 2021.

Even if you plan to attend the Annual Meeting, we encourage you to vote in advance. If you vote through the Internet or by telephone, you do not need to return your proxy card.

The method you use to vote in advance will not limit your right to vote online during the Annual Meeting.

BENEFICIAL SHAREOWNER VOTING OPTIONS

If you are a beneficial owner, you will receive instructions from your bank, broker or other nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting. If your voting instruction form or Notice indicates that you may vote these shares through www.proxyvote.com, you will need the 16-digit control number indicated on that form or Notice. If you did not receive a 16-digit control number, please contact your bank, broker or other nominee at least five days before the Annual Meeting and obtain a legal proxy to be able to participate in or vote at the Annual Meeting.

Can I revoke my proxy or change my vote?

Shareowners of record may revoke their proxy or change their vote at any time before the polls close at the Annual Meeting by:

- submitting a subsequent proxy through the Internet, by telephone or by mail with a later date;

- sending a written notice to our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328; or

- voting online during the Annual Meeting.

If you hold class B shares through a bank or broker, please refer to your proxy card, the Notice or other information forwarded by your bank or broker to see how you can revoke your proxy and change your vote before the Annual Meeting.

Beneficial shareowners that attend the Annual Meeting using the 16-digit code they received as described below will also be able to change their vote by voting online at any time before the polls close at the Annual Meeting.

How many votes do you need to hold the Annual Meeting?

The presence, online or by proxy, of the holders of a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum. A quorum is necessary to hold the Annual Meeting and conduct business. If a quorum is not present online, the Annual Meeting may be adjourned from time to time until a quorum is present.

What happens if I do not provide voting instructions or if a nominee is unable to stand for election?

If you sign and return a proxy but do not provide voting instructions, your shares will be voted as recommended by the board.

If a director nominee is unable to stand for election, the board may either reduce the number of directors that serve on the board or designate a substitute nominee. If the board designates a substitute nominee, shares represented by proxies voted for the nominee who is unable to stand for election will be voted for the substitute nominee.

Will my shares be voted if I do not vote through the Internet, by telephone or by signing and returning my proxy card?

If you are a shareowner of record and you do not vote, then your shares will not count in deciding the matters presented for shareowner consideration at the Annual Meeting.

If your class A shares are held in the UPS Stock Fund in the UPS 401(k) Savings Plan and you do not vote by 11:59 p.m. Eastern Time on May 10, 2021, then the Plan trustee will vote your shares for each proposal in the same proportion as the shares held under the Plan for which voting instructions were received.

If your class B shares are held in street name through a bank or broker, your bank or broker may vote your class B shares under certain limited circumstances if you do not provide voting instructions before the Annual Meeting. These circumstances include voting your shares on "routine matters" as defined by NYSE rules related to voting by banks and brokers, such as the ratification of the appointment of our independent registered public accounting firm described in this Proxy Statement. With respect to this proposal, therefore, if you do not vote your shares, your bank or broker may vote your shares on your behalf or leave your shares unvoted.

The remaining proposals are not considered "routine matters" under NYSE rules relating to voting by banks and brokers. When a proposal is not a routine matter and the brokerage firm has not received voting instructions, the brokerage firm cannot vote the shares on that proposal. Shares that banks and brokerage firms are not authorized to vote are called "broker non-votes." Broker non-votes that are represented at the Annual Meeting will be counted for purposes of establishing a quorum but not for determining the number of shares voted for or against a non-routine matter.

We encourage you to provide instructions to your bank or brokerage firm by voting your proxy so that your shares will be voted at the Annual Meeting in accordance with your wishes.

What is the vote required for each proposal to pass, and what is the effect of abstentions and uninstructed shares on each of the proposals?

Our Bylaws provide for majority voting in uncontested director elections. Therefore, a nominee will only be elected if the number of votes cast for the nominee's election is greater than the number of votes cast against that nominee. See "Corporate Governance – Majority Voting and Director Resignation Policy" for an explanation of what would happen if more votes are cast against a nominee than for the nominee. Abstentions are not considered votes cast for or against the nominee. For each other proposal to pass, in accordance with our Bylaws, the proposal must receive the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote.

The following table summarizes the votes required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal.

Proposal Number	Item	Votes Required for Approval	Abstentions	Uninstructed shares
1.	Election of 13 directors	Majority of votes cast	No effect	No effect
2.	Advisory vote on executive compensation	Majority of the voting power of the shares represented at the meeting	Same as votes against	No effect
3.	Approve 2021 Omnibus Incentive Compensation Plan	Majority of the voting power of the shares represented at the meeting	Same as votes against	No effect
4.	Ratification of independent registered public accounting firm	Majority of the voting power of the shares represented at the meeting	Same as votes against	Discretionary voting by broker permitted
5. - 9.	Shareowner proposals	Majority of the voting power of the shares represented at the meeting	Same as votes against	No effect

How do I attend and vote at the Annual Meeting?

The Annual Meeting will take place on May 13, 2021, at 8:00 a.m. Eastern Time. There will not be a physical location for the Annual Meeting and you will not be able to attend in person. You or your proxyholder can participate, vote and examine our list of shareowners entitled to vote at the Annual Meeting by visiting www.virtualshareholdermeeting.com/UPS2021 and entering the 16-digit control number included in your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. If you are a beneficial shareowner, see the information relating to beneficial shareowners above under "How do I vote before the Annual Meeting" for obtaining your 16-digit control number. You may begin to log into the meeting platform at 7:45 a.m. Eastern Time on Thursday, May 13, 2021.

How can I submit question at or prior to the Annual Meeting?

If you wish to submit a question prior to the Annual Meeting, you may do so by visiting proxyvote.com and entering your 16-digit control number, then clicking "Submit a Question for Management."

We have designed the format of the Annual Meeting so that shareowners have the same rights and opportunities as they would have had at a physical meeting. To this end, shareowners will be able to submit questions during the Annual Meeting. If you wish to submit a question during the Annual Meeting, you may do so by logging into www.virtualshareholdermeeting.com/UPS2021 with your 16-digit control number, as described above under "How do I attend and vote at the Annual Meeting?" We will answer questions and address comments relevant to meeting matters that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. We will summarize multiple questions submitted on the same topic. We will make every effort to respond to all appropriate questions during the meeting, as time permits.

If there are matters of individual concern to a shareowner and not of general concern to all shareowners, or if a question posed was not otherwise answered, we provide an opportunity for shareowners to contact us separately after the Annual Meeting through the "Investor Relations" section of the Company's website at www.investors.ups.com.

What if I have technical difficulties or trouble accessing the virtual Annual Meeting?

For help with technical difficulties on the meeting day you can call 1-800-586-1548 (toll free) or 303-562-9288 (international) for assistance. Technical support will be available starting at 7:00 a.m. Eastern Time and until the meeting has finished.

What does it mean if I receive more than one Notice, proxy card or voting instruction form?

This means that your shares are registered in different names or are held in more than one account. To ensure that all shares are voted, please vote each account by using one of the voting methods as described above.

When and where will I be able to find the voting results?

You can find the official results of the voting at the Annual Meeting in our Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment as soon as they become available.

Other Information for Shareowners

Solicitation of Proxies

We will pay our costs of soliciting proxies. Directors, officers and other employees, acting without special compensation, may solicit proxies by mail, email, in person or by telephone. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials and Notice to, and obtaining voting instructions relating to the proxy materials and Notice from, shareowners. In addition, we have retained Georgeson, Inc. to assist in the solicitation of proxies for the Annual Meeting at a fee of approximately $15,000 plus associated costs and expenses.

Eliminating Duplicative Proxy Materials

We have adopted a procedure approved by the SEC called "householding" under which multiple shareowners who share the same last name and address and do not participate in electronic delivery will receive only one copy of the annual proxy materials or Notice unless we receive contrary instructions from one or more of the shareowners. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials or Notice at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: UPS Investor Relations, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, (404) 828-6059, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials or Notice by notifying us in writing or by telephone at the same address or telephone number.

Submission of Shareowner Proposals and Director Nominations

Proposals for Inclusion in the Proxy Statement for the 2022 Annual Meeting

Shareowners who, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, wish to present proposals for inclusion in the proxy materials to be distributed in connection with the 2022 Annual Meeting of Shareowners must submit their proposals so that they are received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than 6:00 p.m. eastern on November 29, 2021. Any proposal will need to comply with SEC regulations regarding the inclusion of shareowner proposals in Company-sponsored proxy material. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

Director Nominations for Inclusion in the Proxy Statement for the 2022 Annual Meeting

Shareowner notice of the intent to use proxy access must be delivered to the Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 not later than the close of business on the 120th day, nor earlier than the 6:00 p.m. eastern on the 150th day, prior to the first anniversary of the date the definitive proxy statement was first released to shareowners in connection with the preceding year's annual meeting of shareowners; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting, and not later than the close of business on the later of the 120th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Therefore, any notice of the intent to use proxy access must be delivered to our Corporate Secretary no later than 6:00 p.m. Eastern time on November 29, 2021 and no earlier than 6:00 p.m. Eastern time on October 30, 2021. However, if the date of our 2022 Annual Meeting occurs more than 30 days before or 30 days after May 13, 2022, the anniversary of the 2021 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 120th day prior to the date of the 2022 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2022 Annual Meeting. As our Bylaws make clear, simply submitting a nomination does not guarantee its inclusion.

Other Proposals or Director Nominations for Presentation at the 2022 Annual Meeting

Shareowners who wish to propose business or nominate persons for election to the Board of Directors at the 2022 Annual Meeting of Shareowners, and the proposal or nomination is not intended to be included in our 2022 proxy materials, must provide a notice of shareowner business or nomination in accordance with Article II, Section 10 of our Bylaws. In order to be properly brought before the 2022 Annual Meeting of Shareowners, Article II, Section 10 of our Bylaws requires that a notice of a matter the shareowner wishes to present (other than a matter brought pursuant to Rule 14a-8), or the person or persons the shareowner wishes to nominate as a director, must be received by our Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the preceding year's annual meeting. Therefore, any notice intended to be given for a proposal or nomination not intended to be included in our 2022 proxy materials must be received by our Corporate Secretary

at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than 6:00 p.m. Eastern time on February 12, 2022, and no earlier than the close of business on December 14, 2021. However, if the date of our 2022 Annual Meeting occurs more than 30 days before or 30 days after May 13, 2022, the anniversary of the 2021 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 90th day prior to the date of the 2022 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2022 Annual Meeting.

To be in proper form, a shareowner's notice must be a proper subject for shareowner action at the Annual Meeting and must include the specified information concerning the proposal or nominee as described in Section 10 of our Bylaws. Our Bylaws are available on the governance page of our investor relations website at www.investors.ups.com.

2020 Annual Report on Form 10-K

A copy of our 2020 Annual Report on Form 10-K, including financial statements, as filed with the SEC may be obtained without charge upon written request to: Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. It is also available on our investor relations website at www.investors.ups.com.

Other Business

Our Board of Directors is not aware of any business to be conducted at the Annual Meeting other than the proposals described in this Proxy Statement. Should any other matter requiring a vote of the shareowners arise, the persons named in the accompanying proxy card will vote in accordance with their best judgment. A proxy granted by a shareowner in connection with the Annual Meeting will give discretionary authority to the named proxy holders to vote on any such matters that are properly presented at the Annual Meeting, subject to SEC rules.

This proxy statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than those of current or historical fact, and all statements accompanied by terms such as "will," "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and similar terms, are intended to be forward-looking statements. Forward-looking statements are made subject to the safe harbor provisions of the federal securities laws pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to our intent, belief and current expectations about our strategic direction, prospects and future results, and give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC and being made available with this proxy statement, and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events after the date of those statements.

ANNEX A

UNITED PARCEL SERVICE, INC.
2021 OMNIBUS INCENTIVE COMPENSATION PLAN

Article 1. Establishment, Objectives, and Duration

1.1 Establishment of the Plan. United Parcel Service, Inc., a Delaware corporation ("UPS" or the "Company"), hereby establishes an incentive compensation plan to be known as the "United Parcel Service, Inc. 2021 Omnibus Incentive Compensation Plan" (as may be amended or amended and restated from time to time, the "Plan"), as set forth in this document. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Restricted Performance Shares, Restricted Performance Units, Shares, cash Awards and other Awards. Subject to approval by the Company's shareowners, the Plan shall become effective as of the Effective Date and shall remain in effect as provided in Section 1.3 hereof.

1.2 Objectives of the Plan. The objectives of the Plan are to permit the grant of short-term and long-term incentives and rewards to Participants for service and/or performance, and to promote teamwork among Participants. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make contributions to the Company's success and to allow Participants to share in the success of the Company.

1.3 Duration of the Plan. The Plan shall commence on the Effective Date, as described in Section 2.17 hereof, and shall remain in effect, subject to the right of the Committee to amend or terminate the Plan at any time pursuant to Article 15 hereof, until all Shares subject to the Plan shall have been purchased or acquired according to the Plan's provisions. However, in no event may an Award be granted under the Plan on or after the tenth (10th) anniversary of the Effective Date.

1.4 Successor Plan. The Plan shall be treated as a successor to the United Parcel Service, Inc. 2012 Omnibus Incentive Compensation Plan (the "2012 Plan"), the United Parcel Service, Inc. 2015 Omnibus Incentive Compensation Plan (the "2015 Plan") and the United Parcel Service, Inc. 2018 Omnibus Incentive Compensation Plan (the "2018 Plan") for purposes of the UPS Management Incentive Program, the UPS Long-Term Incentive Program, the UPS Non-employee Director Equity Compensation Program, the UPS International Management Incentive Program, the Stock Option Award Program and any other program approved by the Committee under any Prior Plan (as defined herein), the terms of which make reference to a successor plan. Except as provided in Section 4.5, any awards granted under a Prior Plan shall remain subject to the terms of the applicable award document and the Prior Plan under which such award was granted, including, for purposes of the transition relief afforded by Section 13601(e)(2) of the Tax Cuts and Jobs Act (December 22, 2017), the terms of the applicable award document and the Prior Plan that were intended to satisfy the Performance-Based Exception (as defined in the Prior Plan).

Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized:

2.1 "2012 Plan" shall have the meaning ascribed to such term in Section 1.4.

2.2 "2015 Plan" shall have the meaning ascribed to such term in Section 1.4.

2.3 "2018 Plan" shall have the meaning ascribed to such term in Section 1.4.

2.4 "Acquired Organization" shall have the meaning ascribed to such term in Section 4.1.

2.5 "Acquired Plan" shall have the meaning ascribed to such term in Section 4.1.

2.6 "Affiliate" means any corporation, partnership, joint venture or other entity in which the Company either directly or indirectly controls at least twenty-five percent (25%) of the voting interest or owns at least twenty-five percent (25%) or more of the value or capital or profits interest of such entity.

2.7 "Award" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Restricted Performance Shares, Restricted Performance Units, Shares or cash awards.

2.8 "Award Document" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of an Award granted under this Plan. An Award Document may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

2.9 "Beneficial Owner" or "Beneficial Ownership" shall have the meaning ascribed to such term in Rule 13d-3 of the Exchange Act.

2.10 "Board" or "Board of Directors" means the Board of Directors of the Company.

2.11 "Cause" means (a) for a Director or Key Person, as defined in the Award Document, and (b) for an Employee, except as otherwise provided in the Award Document, that the Company or a Subsidiary or an Affiliate for which an Employee works has determined that (1) the Employee has been insubordinate or refused or failed to carry out the instructions or policies of the Company or the Subsidiary or Affiliate for which the Employee works, or the supervisors or managers to whom the Employee reports; (2) the Employee has engaged in misconduct or negligence in performing the Employee's duties and responsibilities; (3) the Employee has engaged in conduct which is dishonest, fraudulent or materially injurious to the Company, or the Subsidiary or Affiliate for which the Employee works; (4) the Employee has been indicted for a felony or any crime involving dishonesty, fraud or moral turpitude; and/or (5) the Employee has materially breached the Employee's employment agreement, if any, or engaged in activity prohibited by any other agreement between the Employee and the Company or the Subsidiary or Affiliate for which the Employee works.

2.12 "Change in Control" of the Company shall, except as otherwise defined for purposes of an Award Document, be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(a) The consummation of a reorganization, merger, share exchange or consolidation, in each case, where persons who were shareowners of UPS immediately prior to such reorganization, merger, share exchange or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power of the reorganized, merged, surviving or consolidated company's then outstanding securities entitled to vote generally in the election of directors in substantially the same proportions as immediately prior to the transaction; or a liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or

(b) Individuals who, as of any date (the "Beginning Date"), constitute the Board of Directors (the "Incumbent Board"), as of the end of the two-year period beginning on such Beginning Date, cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the Beginning Date whose election, or nomination for election by UPS's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of UPS) shall be considered as though such person were a member of the Incumbent Board.

2.13 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.14 "Committee" means the Compensation Committee of the Board.

2.15 "Company" shall have the meaning ascribed to such term in Section 1.1.

2.16 "Director" means any individual who is a member of the UPS Board of Directors.

2.17 "Effective Date" means the date this Plan is approved by the Company's shareowners.

2.18 "Employee" means any employee of the Company, a Subsidiary or an Affiliate. Under no circumstances shall an individual who performs services for the Company, a Subsidiary or an Affiliate, but who is not classified on the payroll of such entity as an employee (for example, an individual performing services for the Company, a Subsidiary or an Affiliate pursuant to a leasing agreement), be treated as an Employee even if such individual qualifies as an "employee" of the Company, a Subsidiary or an Affiliate by virtue of common law principles or the leased employee rules under Code §414(n). Further, if an individual performing services for the Company, a Subsidiary or an Affiliate is retroactively reclassified as an employee of the Company, Subsidiary or an Affiliate for any reason (whether pursuant to court order, settlement negotiation, arbitration, mediation, government agency (e.g., Internal Revenue Service) reclassification, or otherwise), such reclassified individual shall not be treated as an Employee for purposes of the Plan for any period prior to the actual date (and not the effective date) of such reclassification. Directors who are classified as employees on the payroll of the Company, a Subsidiary or an Affiliate shall be considered Employees under the Plan.

2.19 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

2.20 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.21 "Executive Participant" means an "executive officer" as defined in Rule 3b-7 under the Exchange Act.

2.22 "Fair Market Value of a Share" means, as of any date, the value of a Share determined as follows:

(a) The value of a Share shall be equal to the value of a share of the Class B common stock of the Company, as determined in accordance with the following provisions:

(1) If shares of Class B common stock are listed on any established U.S. stock exchange or a national market system, the closing price for a share of Class B common stock on the applicable date as reported in The Wall Street Journal or such other source as the Committee deems reliable.

(2) If shares of Class B common stock are not listed on any established U.S. stock exchange or a national market system, the value of a Share shall be determined by the Committee in its sole and absolute discretion.

(b) If, for any reason, the value of a Share (as described in (a)) cannot be ascertained or is unavailable for the date in question, the value of a Share may, in the sole and absolute discretion of the Committee, be determined as of the nearest preceding date on which such value can be ascertained under the appropriate method indicated above.

2.22 "409A Guidance" means the regulations and other guidance issued under Code §409A.

2.23 "Freestanding SAR" means a SAR that is granted independently of any Options, as described in Article 7.

2.24 "Good Reason" means (a) for a Non-Employee Director or Key Person, as defined in the Award Document, and (b) for an Employee, except as otherwise provided in the Award Document, the occurrence, without an Employee's written consent, of either of the following: (1) material diminution in the Employee's authority, duties or responsibilities from those in effect immediately prior to the Change in Control; or (2) a material reduction in the Employee's target total direct compensation, including annual base salary, annual cash incentive opportunity, annual equity incentive opportunity and long-term incentive opportunity, from that in effect immediately prior to the Change in Control that is not consistently applied to similar level positions. Notwithstanding the foregoing, a termination of employment shall not be considered for Good Reason unless the Employee provides the Company, or the Subsidiary or Affiliate for which the Employee works, written notice within thirty (30) calendar days of the occurrence of the act or omission giving rise to the Employee's intention to terminate for Good Reason, detailing the particular act or acts or omission or omissions that constitute the grounds on which the proposed termination for Good Reason is based, and the Company, or the Subsidiary or Affiliate for which the Employee works, fails to correct the breach (if correctable) within thirty (30) calendar days of the date of receipt of such written notice, and the Employee actually terminates employment within 180 calendar days of the occurrence of such act or omission.

2.25 "Incentive Stock Option" or "ISO" means an option to purchase Shares granted under Article 6 and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Code §422.

2.26 "Insider" means an individual who is, on the relevant date, an officer, Director or greater-than-ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act.

2.27 "Key Person" means a consultant, agent or other person other than an Employee or a Director who has rendered or will render valuable services to the Company or a Subsidiary or an Affiliate.

2.28 "Non-Employee Director" means any Director who is not also an Employee.

2.29 "Nonqualified Stock Option" or "NQSO" means an option to purchase Shares granted under Article 6 and which is not intended to be treated as an ISO under Code §422.

2.30 "Option" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6.

2.31 "Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.32 "Outside Director" means a member of the Board who is not an employee of the Company or any Subsidiary or Affiliate thereof and who qualifies as a "non-employee director" under Rule 16b-3(b)(3) of the Exchange Act.

2.33 "Participant" means an Employee, Director or Key Person who has been selected to receive an Award or who has outstanding an Award granted under the Plan.

2.34 "Performance Period" means (a) the period during which the Restricted Performance Shares and RPUs granted pursuant to Article 9 are subject to a substantial risk of forfeiture as a result of the failure to satisfy the applicable performance or other conditions and (b) for purposes of Article 12, the period of service to which a performance goal or goals relates.

2.35 "Period of Restriction" means the period during which Restricted Stock and RSUs are subject to a substantial risk of forfeiture, as provided in Article 8.

2.36 "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.37 "Plan" shall have the meaning ascribed to such term in Section 1.1.

2.38 "Prior Plan" means the 2018 Plan, the 2015 Plan, the 2012 Plan, the United Parcel Service, Inc. 2009 Omnibus Incentive Compensation Plan or the United Parcel Service, Inc. Incentive Compensation Plan, as amended.

2.39 "Restricted Performance Share" means an Award granted to a Participant, as described in Article 9.

2.40 "Restricted Performance Unit" or "RPU" means an Award of a unit tied to the value of a Share granted to a Participant, as described in Article 9.

2.41 "Restricted Stock" means an Award granted to a Participant pursuant to Article 8.

2.42 "Restricted Stock Unit" or "RSU" means an Award of a unit the value of which at the time of payment is tied to the value of a Share and which is granted to a Participant in accordance with Article 8.

2.43 "Retirement" means, except as otherwise defined for purposes of an Award Document, (a) the attainment of age 55 with a minimum of 10 years of continuous employment accompanied by the cessation of employment with the Company and all Subsidiaries, (b) the attainment of age 60 with a minimum of 5 years of continuous employment accompanied by the cessation of employment with the Company and all Subsidiaries, or (c) "retirement" as determined by the Committee in its sole discretion.

2.44 "Share Reserve" shall have the meaning ascribed to such term in Section 4.1.

2.45 "Shares" means shares of Class A common stock of the Company.

2.46 "Stock Appreciation Right" or "SAR" means an Award, granted alone or in connection with a related Option, designated as a SAR, pursuant to the terms of Article 7.

2.47 "Subsidiary" means any corporation, partnership, joint venture, or other entity in which the Company either directly or indirectly controls at least fifty percent (50%) of the voting interest or owns at least fifty percent (50%) of the value or capital or profits interest.

2.48 "Tandem SAR" means a SAR that is granted in connection with a related Option pursuant to Article 7, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

2.49 "UPS" shall have the meaning ascribed to such term in Section 1.1.

Article 3. Administration

3.1 General. The Plan will be administered by the Committee; provided, however, (a) the Board may at any time take on the powers, authority and duties of the Committee hereunder, and (b) the Board shall have the powers, authority and duties of the Committee with respect to the granting and interpretation of Awards to Directors who are not Employees. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2 Authority of the Committee. Except as limited by law or by the certificate of incorporation or bylaws of the Company, and subject to the provisions herein, the Committee shall have full power to select Employees, Directors and Key Persons who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; determine whether, to what extent, and/or under what circumstances the vesting of an Award shall be accelerated; construe and interpret the Plan and any agreement, instrument or other document entered into under the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 14 and Article 15) amend the Plan or the terms and conditions of any outstanding Award. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan.

3.3 Delegation. The Board or the Committee may delegate its power, authority and duties as identified herein, except (a) the power and authority to grant Awards to persons required to file reports with respect to the Company pursuant to Section 16 of the Exchange Act and (b) as otherwise prohibited by law.

3.4 Decisions Binding. All determinations and decisions made by the Board, the Committee or the Committee's delegate pursuant to the provisions of the Plan and all related orders and resolutions of the Board, the Committee or the Committee's delegate shall be final, conclusive and binding on all persons, including the Company, its shareowners, Directors, Employees, Key Persons, and their estates and beneficiaries.

Article 4. Shares Subject to the Plan and Maximum Awards

4.1 Number of Shares Available for Grants. Subject to adjustment as provided in Article 4 and the Share counting rules set forth in this Plan, the maximum aggregate number of Shares available for Awards shall not exceed (a) 25,000,000 Shares, less (b) one Share for each Share issued under awards granted under the 2018 Plan (as amended or restated from time to time) after December 31, 2020, plus (c) the Shares that are subject to Awards granted under this Plan or any Prior Plan that are added (or added back, as applicable) to the aggregate number of Shares available under this Section 4.1 pursuant to the Share counting rules of this Plan (the "Share Reserve"). Such Shares may be Shares of original issuance or treasury shares, or a combination of both. Upon effectiveness of the Plan, no further awards will be made under the Prior Plans. To the extent provided in the Award, an Award denominated in Shares may be settled in cash or an Award denominated in cash may be settled in Shares, subject to the limitations of this Plan.

In the event the Company engages in a merger, consolidation, combination, exchange of shares, acquisition or other business transaction with another organization (the "Acquired Organization") and the terms of such business transaction require the Company or an Affiliate to assume a plan of the Acquired Organization (the "Acquired Plan"), any shares of stock of the Acquired Organization available under the Acquired Plan (as adjusted and converted into Shares in accordance with the terms of the business transaction) shall be available for Awards under the Plan, subject to applicable shareowner approval and stock exchange requirements, unless the terms of the business transaction require such Acquired Plan to be maintained as a separate plan following the completion of the business transaction.

4.2 Maximum Awards for Non-Employee Directors. With respect to any single fiscal year, the aggregate compensation that may be granted or awarded to any one Non-Employee Director, including all cash fees and retainers paid during the fiscal year to the Non-Employee Director, in respect of the Director's service as a member of the Board during such fiscal year, including service as a member or chair of any committee of the Board, shall not exceed $750,000. For purposes of such limit, the value of Awards will be determined based on the aggregate grant date fair value of all Awards granted to the Non-Employee Director in such fiscal year (computed in accordance with applicable financial reporting rules). The Board may make exceptions of this limit for a non-executive chair of the Board, as the Board may determine in its discretion, provided that any such non-executive chair of the Board receiving such additional compensation may not participate in the decision to award such compensation.

4.3 Maximum Number of Shares Available for ISOs. Subject to adjustment as provided in Section 4.5, the maximum aggregate number of Shares that can be issued under the Plan upon the exercise of ISOs is 25,000,000 Shares.

4.4 Share Counting. Each Share subject to an Award shall reduce the Share Reserve by one (1) Share. If any Shares subject to an Award are forfeited before vesting or any Award (in whole or in part) otherwise expires, terminates, is cancelled, is settled in cash or is unearned, without the issuance of such Shares in full to a Participant, such Shares, to the extent of any such forfeiture, expiration, termination, cancellation, cash payment or unearned amount, shall again be available for grant under the Plan and be added back to the Share Reserve. If December 31, 2020, any Shares subject to an award under a Prior Plan are forfeited or such award (in whole or in part) otherwise expires, terminates, is cancelled, is settled in cash or is unearned, without the issuance of Shares in full, then to the extent of such forfeiture, expiration, termination cancellation, cash payment or unearned amount, any Shares not issued under such Prior Plan award shall be available for grant under the Plan and be added to the Share Reserve. For the avoidance of doubt: (a) Shares withheld or otherwise used from an Award to satisfy tax withholding requirements will count against the number of Shares remaining available for Awards granted under the Plan, and Shares delivered or otherwise used by a Participant to satisfy tax withholding requirements will not be added to the Share Reserve; (b) the full number of Shares subject to an Option shall count against the number of Shares

remaining available for Awards granted under the Plan, even if the exercise price of an Option is satisfied through net-settlement or by delivering Shares to the Company (by either actual delivery or attestation); (c) the full number of Shares subject to a SAR shall count against the number of Shares remaining available for Awards made under the Plan (rather than the net number of Shares actually delivered upon exercise); and (d) Shares repurchased with proceeds from the payment of the exercise price of an Option shall not be added to the Share Reserve.

The Share Reserve shall not be reduced for Awards that may be settled solely in cash or for any Shares subject to Awards issued in substitution for or the assumption of awards outstanding under an Acquired Plan pursuant to Section 19.9.

4.5 Adjustments in Authorized Shares. If the Company effects a subdivision or consolidation of shares of stock or other capital adjustment (or similar transaction), the number and kind of Shares which may be delivered under Section 4.1, the number and kind of and/or price of Shares subject to outstanding Awards granted under the Plan, the Award limit set forth in Section 4.2, and other Award terms, shall be adjusted in the same manner and to the same extent as all other Shares. If there are material changes in the capital structure of the Company resulting from the payment of a special dividend (other than regular quarterly dividends) or other distributions to shareowners without receiving consideration therefore; the spin-off of a subsidiary; the sale of a substantial portion of the Company's assets; in the event of a merger or consolidation in which the Company is not the surviving entity; or other extraordinary or non-recurring events affecting the Company's capital structure and the value of Shares, or other similar corporate transactions or events, the Committee shall make equitable adjustments in the number and kind of Shares which may be delivered under Section 4.1, the number and kind of and/or price of Shares subject to outstanding Awards granted under the Plan, the Award limit set forth in Sections 4.2, and other Award terms, to prevent the dilution or enlargement of the rights of Award recipients. Moreover, in the event of any transaction or event described in this Section 4.5, the Committee may provide in substitution for any or all outstanding Awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all Awards so replaced in a manner that complies with Code §409A. Following any such adjustment, the number of Shares subject to any Award shall always be a whole number. Notwithstanding the foregoing provisions of this Section 4.5, no adjustment shall be made to an Option or SAR to the extent that it causes such Option or SAR to provide for a deferral of compensation subject to Code §409A and the 409A Guidance. In addition, for each Option or SAR with an Option Price or grant price, as applicable, greater than the consideration offered in connection with any such transaction or event described in this Section 4.5 or a Change in Control, the Committee may in its discretion elect to cancel such Option or SAR without any payment to the person holding such Option or SAR.

Article 5. Eligibility and Participation

5.1 Eligibility. Persons eligible to participate in this Plan include all Employees, Directors and Key Persons.

5.2 Actual Participation. Subject to the provisions of the Plan:

(a) The Committee may from time to time select from all eligible Employees, Directors and Key Persons, those to whom Awards shall be granted and shall determine the nature and amount of each Award; and

(b) Awards may be granted to Participants at any time and from time to time as shall be determined by the Committee, including in connection with any other compensation program established by the Company.

Article 6. Options

6.1 Grant of Options. Options may be granted to Participants in such number, upon such terms, and at such times as determined by the Committee; provided, however, that ISOs may be granted only to Participants who are Employees of the Company or a Subsidiary that is a "subsidiary" of the Company within the meaning of Code §424(f).

6.2 Award Document. The Award Document for each Option shall specify whether the Option is intended to be an ISO or a NQSO.

6.3 Option Price. The Option Price for each Option shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted. In addition, the Option Price of any ISO which is granted to an individual who owns more than ten percent (10%) of the voting power of all classes of stock of the Company or any "parent" or "subsidiary" corporation of the Company (within the meaning of Code §424(e) and (f)) (a "10% Owner") may not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date the Option is granted.

6.4 Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the expiration of the ten-year period beginning on the date of its grant (and no ISO granted to a 10% Owner shall be exercisable later than the expiration of the five-year period beginning on the date of its grant).

6.5 Exercise of Options. Options shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6 Payment. Options shall be exercised by the delivery of notice of exercise to the Company (in accordance with the procedures established by the Committee), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

Unless otherwise provided under the terms of an Award Document, the Option Price shall be payable to the Company in full either: (a) in cash or its equivalent, (b) by tendering previously acquired Shares having an aggregate value at the time of exercise equal to the total Option Price, (c) through a reduction in the number of Shares received through the exercise of the Option, or (d) by a combination of (a), (b) and (c). Subject to any governing rules or regulations, as soon as practicable after receipt of notification of exercise and full payment, the Company shall transfer Shares in an appropriate amount based upon the number of Shares purchased under the Option(s).

Article 7. Stock Appreciation Rights (SARs)

7.1 Grant of SARs. SARs may be granted to Participants in such number, upon such terms and at such times as determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR. The grant price of a Freestanding SAR shall be at least equal to the Fair Market Value of a Share on the date of grant of the SAR. The grant price of a Tandem SAR shall equal the Option Price of the related Option.

7.2 Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. Upon exercise of a Tandem SAR as to all or some of the Shares subject to such Award, the related Option shall be automatically canceled to the extent of the number of Shares subject to the exercise. Conversely, if the related Option is exercised as to some or all of the Shares subject to such Award, the Tandem SAR shall automatically be canceled to the extent of the number of Shares subject to the exercise of the related Option.

Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (a) the Tandem SAR will expire no later than the expiration of the underlying ISO; (b) the value of the payout with respect to the Tandem SAR shall not exceed one hundred percent (100%) of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (c) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

7.3 Exercise of Freestanding SARs. Subject to Section 7.1, Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, may impose upon them.

7.4 Duration of SARs. The term of a SAR shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

7.5 Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) the difference between the Fair Market Value of a Share on the date of exercise over the grant price, by

(b) the number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Document pertaining to the grant of the SAR.

Article 8. Restricted Stock and Restricted Stock Units (RSUs)

8.1 Grant of Restricted Stock or RSUs. Restricted Stock or RSUs may be granted to Participants in such amounts, upon such terms and at such times as determined by the Committee.

8.2 Value of RSU. Each RSU shall have a value at the time of payment equal to the Fair Market Value of one Share as of such date.

8.3 Other Restrictions. The Committee shall impose such other conditions and/or restrictions on Restricted Stock or RSUs as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance goals and time-based restrictions on vesting following the attainment of the performance goals. Restricted Stock or RSUs shall be forfeited to the extent that a Participant fails to satisfy the applicable conditions or restrictions during the Period of Restriction. The Company may retain possession of Shares of Restricted Stock until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

8.4 Voting Rights. Participants holding Restricted Stock shall have the right to exercise full voting rights with respect to Restricted Stock during the Period of Restriction, unless otherwise provided in the Award Document.

8.5 Dividends or Dividend Equivalents. During the Period of Restriction, (a) Participants holding Restricted Stock granted hereunder shall be credited with regular cash dividends paid with respect to the underlying Shares while they are so held, and stock dividends or other non-cash distributions shall be subject to the same restrictions as the Restricted Stock, and (b) unless otherwise provided by the Committee, Participants awarded RSUs may receive dividend equivalents, but will not be entitled to any dividends declared with respect to Shares; provided that any such dividends or dividend equivalents credited with respect to such Restricted Stock or RSUs shall be subject to the same vesting conditions as the underlying Restricted Stock or RSUs. In no event shall dividends or dividend equivalents be paid or distributed until the vesting restrictions of the underlying Restricted Stock or RSUs, as applicable, lapse. The Committee may apply any additional restrictions to dividends and dividend equivalents that the Committee deems appropriate.

8.6 Lapse of Restrictions, Payment of RSUs. Except as otherwise provided in the Award Document, Shares subject to a Restricted Stock Award shall become freely transferable by the Participant as soon as practicable after the end of the applicable Period of Restriction. Except as otherwise provided in the Award Document, RSUs shall be paid in a single lump sum as soon as practicable following the end of the applicable Period of Restriction in the form of cash or in Shares (or in a combination thereof) as determined by the Committee and set forth in the Award Document.

Article 9. Restricted Performance Shares and Restricted Performance Units (RPUs)

9.1 Grant of Restricted Performance Shares or RPUs. Restricted Performance Shares and RPUs may be granted to Participants in such amounts, upon such terms and at such time as determined by the Committee.

9.2 Value of Restricted Performance Shares and RPUs. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Restricted Performance Shares or RPUs that will be paid out to the Participant; provided, however, that the value of a Restricted Performance Share or an RPU at the time of payment shall not exceed the value of a Share on the date as of which the Restricted Performance Share or RPU is paid. Restricted Performance Shares or RPUs may be granted following the satisfaction of certain performance goals and may be subject to such other restrictions, for example, service restrictions, as the Committee shall determine.

9.3 Earning of Restricted Performance Shares and RPUs. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Restricted Performance Shares or RPUs shall be entitled to receive a payment based on the number and value of Restricted Performance Shares or RPUs earned by the Participant over the Performance Period to be determined as a function of the extent to which the corresponding performance goals or other conditions applicable to such Award have been achieved. Restricted Performance Shares or RPUs shall be forfeited to the extent that a Participant fails to satisfy the applicable performance goals or other conditions during the Performance Period.

9.4 Form and Timing of Payment. Except as otherwise provided in the Award Document, payment of earned Restricted Performance Shares or RPUs shall be made in a single lump sum following the close of the applicable Performance Period in the form of cash or in Shares (or in a combination thereof) as determined by the Committee and set forth in the Award Document which have an aggregate Fair Market Value equal to the value of the earned Restricted Performance Shares or RPUs at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee.

9.5 Dividends or Dividend Equivalents. At the discretion of the Committee and as provided in the Award Document, Participants may receive dividends or dividend equivalents declared with respect to Shares payable with respect to Restricted Performance Shares or RPUs not yet distributed to Participants; provided, that any such dividends or dividend equivalents credited with respect to Restricted Performance Shares or RPUs shall be subject to the same vesting conditions as the underlying Restricted Performance Shares or RPUs. In no event shall dividends or dividend equivalents be paid or distributed until the vesting restrictions of the underlying Restricted Performance Shares or RPUs, as applicable, lapse.

9.6 Voting Rights. Participants may, at the discretion of the Committee and as provided in the Award Document, be entitled to exercise their voting rights with respect to Restricted Performance Shares.

Article 10. Share and Cash Awards

Shares (other than Restricted Stock described in Article 8 and Restricted Performance Shares described in Article 9) may be granted and cash may be paid to or for the benefit of Participants in such amounts, upon such terms and at such times as determined by the Committee.

Article 11. Provisions Applicable to All Awards

11.1 Award Document. Each Award shall be evidenced by an Award Document that shall specify the terms of the Award, including without limitation, the type of the Award, the Option Price or grant price, if any, the number of Shares subject to the Award, the duration of the Award and such other provisions as the Committee shall determine.

11.2 Treatment of Dividends and Dividend Equivalents on Unvested Awards. In no event shall dividends or dividend equivalents be paid with respect to Options or Stock Appreciation Rights. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall either (a) not be paid or credited with respect to such Award or (b) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable Award and shall only be paid at the time or times such vesting requirement(s) are satisfied.

11.3 Termination of Employment/Directorship/Other Relationship. Each Award Document shall set forth the extent to which the Participant shall have any rights with respect to such Award following termination of the Participant's employment or directorship or other relationship with the Company and its Subsidiaries and Affiliates. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Document, need not be uniform among all Awards, and may reflect distinctions based on the reasons for termination.

11.4 Nontransferability of Awards. Except as otherwise provided in the applicable Award Document, no Award may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and all Options and SARs shall be exercisable, during the Participant's lifetime, only by the Participant; provided, however, that in the event the Participant is incapacitated and unable to exercise his or her Option or SAR, such Option or SAR may be exercised by such Participant's legal guardian or legal representative. The determination of incapacity of a Participant and the determination of the appropriate representative of the Participant who shall be able to exercise the Option or SAR if the Participant is incapacitated shall be determined in accordance with the Company's short-term or long-term disability policies as in effect from time to time. For the avoidance of doubt, any permitted transfer shall be without consideration.

11.5 Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to an Award as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares. For the avoidance of doubt, any permitted transfer shall be without consideration.

Article 12. Performance-Based Awards

12.1 Performance Goals. The Committee is authorized to grant any Award under this Plan with performance-based vesting criteria, on such terms and conditions as may be selected by the Committee. The Committee may establish performance goals for Performance Awards which may be based on any criteria selected by the Committee, including but not limited to the performance measures set forth in Section 12.2 hereof. Performance goals may be based on one or more of the performance measures set forth in Section 12.2 that apply to the Participant, a business unit, a Subsidiary or the Company as a whole.

12.2 Performance Measures. One or more of the following performance measure(s) may be used to establish performance goals for performance-based Awards:

(a) Earnings per share;

(b) Net income (before or after taxes);

(c) Free Cash Flow

(d) Return measures, including, but not limited to:

    (1) Return on assets;

    (2) Return on equity;

    (3) Return on operating capital;

    (4) Return on invested capital; and

    (5) Return on sales;

(e) Cash flow return on investments;

(f) Earnings before or after taxes, interest and depreciation;

(g) Gross revenues;

(h) Share price;

(i) Shareowner return;

(j) Pretax profit;

(k) Economic Value Added;

(l) Volume growth;

(m) Package flow technology;

(n) Successfully integrating acquisitions;

(o) Reducing non-operations expenses;

(p) Other operating efficiency measures or ratios;

(q) Operating income;

(r) Return on capital;

(s) Return on capital employed;

(t) Pre-tax income margin; and/or

(u) Any other objective or subjective metric established by the Committee with respect to an Award.

Any one or more of the performance measures may be used on an individual or aggregate basis, and on an absolute or relative basis to measure the performance of the Participant, the Company, one or more Affiliates or any divisional or operational unit(s) of the Company or one or more Affiliates

or any combination thereof, as the Committee may deem appropriate, or any of the performance measures may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

In determining attainment of performance goals, the Committee may exclude the effect of one or more events, including without limitation, unusual or infrequently occurring items, charges for restructurings (employee severance liabilities, asset impairment costs, and exit costs), acquisitions and divestitures, discontinued operations, extraordinary items, foreign currency gains and losses and the cumulative effect of tax and accounting changes.

The Committee must certify in writing prior to payment of, or such other event that results in the inclusion of income (for example, the vesting of Restricted Stock) from, a performance-based Award that the performance goals and any other material terms of the Award were in fact satisfied. Approved written minutes of the Committee meeting in which the certification is made shall be treated as a written certification.

Article 13. Rights of Employees/Directors/Key Persons

13.1 Employment and Performance of Services. Nothing in the Plan shall interfere with or limit in any way the right of the Company, a Subsidiary or an Affiliate to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company, a Subsidiary or an Affiliate. Nothing in this Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's services at any time, nor confer upon any Participant any right to continue performing services for the Company, a Subsidiary or an Affiliate.

13.2 Participation. No Employee, Director or Key Person shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

Article 14. Change in Control

Notwithstanding anything to the contrary in the Plan, in connection with a Change in Control:

14.1 Treatment of Time-Based Awards in connection with a Change in Control: With respect to Awards that are to become exercisable, nonforfeitable and transferable or earned and payable based solely on the passage of time, the Committee shall accelerate exercisability, nonforfeitability and transferability of such "time-based" Awards to the effective date of the Change in Control only if such Awards are not assumed or converted in connection with the Change in Control. "Double trigger" treatment (i.e., a qualifying termination following a Change in Control) as determined by the Committee or as set forth in an Award Agreement will apply to time-based Awards in all other circumstances.

14.2 Treatment of Performance-Based Awards: With respect to Awards that are to become exercisable, nonforfeitable and transferable or earned and payable based on the achievement of one or more objectively determinable performance conditions, the Committee shall only accelerate exercisability, nonforfeitability and transferability of such "performance-based" Awards to the effective date of the Change in Control (a) to the extent of actual achievement of the applicable performance conditions or (b) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual level achievement. "Double trigger" treatment as determined by the Committee will apply to performance-based Awards in all other circumstances, subject to (a) to the extent of actual achievement of the applicable performance conditions or (b) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual level achievement.

Article 15. Amendment, Modification and Termination

15.1 Amendment, Modification and Termination. Subject to the terms of the Plan, the Committee may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that without the prior approval of the Company's shareowners, no material amendment shall be made if shareowner approval is required by law, regulation or applicable listing requirement of any stock exchange upon which the Company's Class B common stock is then listed; provided, further, however, that notwithstanding any other provision of the Plan or any Award Document, no such alteration, amendment, suspension or termination shall be made without the approval of the shareowners of the Company if the alteration, amendment, suspension or termination would:

(a) increase the number of Shares available for Awards under the Plan, except as provided in Article 4 hereof; or

(b) except as provided in Section 4.5 or in connection with a Change in Control, permit Options, SARs or other stock-based Awards encompassing rights to purchase Shares to be repriced, replaced, or regranted through cancellation in exchange for cash or another Award, or by lowering the Option Price of a previously granted Option or the grant price of a previously granted SAR, or the purchase price of any other stock-based Award.

15.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. Subject to Article 14 and this Article 15, the Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.5)

affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

15.3 Awards Previously Granted. Except for the Committee's right to terminate, amend, or modify Article 14 and Section 2.11 at any time and from time to time prior to the date of a Change in Control, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the prior written consent of the Participant to whom the Award was made or the Participant's proper assignee. The Committee may amend any Award previously granted without the prior written consent of the Participant if such amendment does not adversely affect the Award in any material way and may amend any Award previously granted with the written consent of the Participant.

15.4 Section 409A Compliance. Notwithstanding any other provision of this Article 15, no adjustment described in Section 15.2 (unless the Committee determines otherwise at the time such adjustment is considered) and no termination, amendment, or modification of the Plan shall (a) impermissibly accelerate or postpone payment of an Award subject to Code §409A and the 409A Guidance, (b) cause an Option or SAR to provide for a deferral of compensation subject to Code §409A and the 409A Guidance, or (c) apply to any Award that otherwise is intended to satisfy the requirements of Code §409A and the 409A Guidance to the extent such action would cause compensation deferred under the applicable Award (and applicable earnings) to be included in income under Code §409A.

Article 16. Withholding

16.1 Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company as a condition precedent for the fulfillment of any Award, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

16.2 Share Withholding. Whenever Shares are to be issued or cash paid to a Participant upon the grant, exercise or vesting of an Award, the Company shall have the right to require the Participant to remit to the Company, as a condition to the grant, exercise or vesting of the Award, an amount sufficient to satisfy federal, state and local withholding tax requirements at the time of such grant, exercise or vesting. Unless otherwise determined by the Committee at the time the Award is granted or thereafter, any such withholding requirement may be satisfied, in whole or in part, by withholding from the Award Shares having a fair market value on the date of withholding equal to the amount required to be withheld in accordance with applicable tax requirements (up to the maximum individual statutory rate in the applicable jurisdiction as may be permitted under then-current accounting principles to qualify for equity classification), in accordance with such procedures as the Committee establishes.

Article 17. Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company (to the extent permissible under applicable law) against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any bona fide claim, action, suit, or proceeding against such person or against the Company and in which he or she may be involved by reason of any action taken or failure to act by him or her under the Plan in his or her capacity as a member of the Committee or of the Board and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Article 18. Successors

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company.

Article 19. Miscellaneous

19.1 Number and Fractions. Except where otherwise indicated by the context, the plural shall include the singular and the singular shall include the plural. The Company will not be required to issue any fractional Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

19.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.3 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

19.4 Securities Law Compliance. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions or Rule 16b-3(b)(3) of the Exchange Act or its successors. To the extent any provision of the plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

19.5 Governing Law. To the extent not preempted by federal law, the Plan, and all agreements, instruments or other documents hereunder, shall be construed in accordance with and governed by the internal laws of the state of Delaware.

19.6 Plan Document Controls. In the event of any conflict between the provisions of an Award Document and the Plan, the Plan shall control, and the conflicting provisions of the Award Document shall be null and void ab initio.

19.7 Unfunded Arrangement. The Plan shall not be funded, and except for reserving a sufficient number of authorized Shares to the extent required by law to meet the requirements of the Plan, the Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any grant under the Plan.

19.8 Custody of Awards Paid in Shares. Shares issued under the Plan shall be held by a custodian chosen by the Committee. Each recipient of Shares may elect to have the custodian continue to hold the Shares as custodian without cost or may elect to have the Shares delivered to him or her. The custodian shall register Shares held by it for a recipient in the custodian's name and shall sell or otherwise dispose of the Shares only pursuant to the instructions of the recipient. Dividends and other distributions on Shares held by the custodian shall be promptly remitted by the custodian to recipients owning such Shares. Recipients owning Shares held by the custodian shall receive periodic statements of the number of Shares held for their account and of dividends paid on such Shares. Notice of any regular or special meeting of Company shareowners shall be forwarded to recipients owning Shares held in custody by the custodian, which shall furnish such recipients a proxy permitting the recipient to vote the number of Shares held for him or her by the custodian.

19.9 Awards Granted in Substitution. Notwithstanding any contrary provision, in the event the Company engages in a recapitalization, reorganization, merger, consolidation, combination, exchange of shares, spin-off, acquisition or other business transaction with an Acquired Organization, the Committee in its absolute discretion may (a) grant Awards under the Plan in substitution and cancellation of options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units or other awards awarded to an individual by such Acquired

Organization or (b) assume the options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, or other awards made to an individual by such Acquired Organization as if the Company had granted such awards under the Plan. Awards made under this Section 19.9 in substitution for awards canceled as a result of such business transaction may have an Option Price or grant price less than one hundred percent (100%) of the Fair Market Value of a Share on the date such award is granted and such other terms and conditions as consistent with such canceled awards; provided that no Option or SAR may be granted under this Section 19.9 if such Option or SAR provides for a deferral of compensation subject to Code §409A and the 409A Guidance.

19.10 Repayment of Awards as a Result of Certain Improper Conduct. If an Award has been paid to an Executive Participant or to his or her spouse or beneficiary, and the Committee later determines that financial results used to determine the amount of that Award are materially restated and that the Executive Participant engaged in fraud or intentional misconduct, the Company will seek repayment or recovery of the Award, as appropriate, notwithstanding any contrary provision of the Plan. In addition, the Committee may provide that any Participant and/or any Award, including any Shares subject to or issued under an Award, is subject to any other recovery, recoupment, clawback and/or other forfeiture policy maintained by the Company from time to time.

19.11 Section 409A Compliance. It is intended that the Awards are either exempt from the requirements of Code §409A and the 409A Guidance or will satisfy the requirements of Code §409A and the 409A Guidance (in form and operation) so that compensation deferred under an applicable Award (and applicable earnings) shall not be included in income under Code §409A, and the Plan will be construed to that effect. If an Award is subject to Code §409A and the 409A Guidance, the Award Document will incorporate and satisfy the written documentation requirement of Code §409A and the 409A Guidance either directly or by reference to other documents. Notwithstanding the foregoing, the Company shall have no obligation to indemnify any Participant for any taxes under Code §409A.



ANNUAL MEETING OF SHAREOWNERS

 Thursday, May 13, 2021, 8:00 a.m. Eastern Time

 www.virtualshareholdermeeting.com/UPS2021